Consolidated Financial Statements

140	Management’s Responsibility for Financial Information

141	Independent Auditor’s Report

144	Report of Independent Registered Public Accounting Firm

147	Consolidated Statement of Financial Position

148	Consolidated Statement of Income

149	Consolidated Statement of Comprehensive Income

150	Consolidated Statement of Changes in Equity

151	Consolidated Statement of Cash Flows

152	Notes to the 2025 Consolidated Financial Statements

2025 Scotiabank Annual Report
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Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION
The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements also comply with the accounting requirements of the Bank Act.
The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.
Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of our Code throughout the Bank.
Management, under the supervision of and the participation of the President and Chief Executive Officer and the Group Head and Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting in line with Canadian and U.S. securities regulations.
The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with the Audit and Conduct Review Committee of the Board of Directors. In addition, the Bank’s compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.
The Office of the Superintendent of Financial Institutions Canada, which is mandated to protect the rights and interests of the depositors and creditors of the Bank, examines and enquires into the business and affairs of the Bank, as deemed necessary, to determine whether the provisions of the Bank Act are being complied with, and that the Bank is in a sound financial condition.
The Audit and Conduct Review Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.
The Audit and Conduct Review Committee reviews and reports its findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.
KPMG LLP, the independent auditors appointed by the shareholders of the Bank, have audited the consolidated financial position of the Bank as at October 31, 2025 and October 31, 2024 and its consolidated financial performance and its consolidated cash flows for each of the years in the two-year
period ended October 31, 2025 prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and the effectiveness of internal control over financial reporting and have expressed their opinions upon completion of such audits in the reports to the shareholders. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit and Conduct Review Committee to discuss their audits, including any findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Scott Thomson
President and Chief Executive Officer
Raj Viswanathan
Group Head and Chief Financial Officer

Toronto, Canada
December 2, 2025

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Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of The Bank of Nova Scotia
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of The Bank of Nova Scotia (the Bank) as of October 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of October 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank’s internal control over financial reporting as of October 31, 2025, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated December 2, 2025 expressed an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit and Conduct Review Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
(i) Assessment of Allowance for Credit Losses (ACL)
Refer to Notes 3 and 12 to the consolidated financial statements.
The Bank’s ACL on loans was $7,463 million as at October 31, 2025. The Bank applies a three-stage approach to measure the ACL, using an expected credit loss (ECL) approach as required under IFRS 9 Financial Instruments. The Bank’s ACL calculations are outputs of a set of complex models. The ACL calculations reflect unbiased probability-weighted outcomes that consider multiple scenarios based on reasonable and supportable forecasts. The probability of default (PD), loss given default (LGD) and exposure at default (EAD) inputs used to estimate ECL are modeled based on historical default and loss experience, and macroeconomic variables that are closely related with credit losses in the relevant portfolio. The Bank assesses whether there has been a significant increase in credit risk since origination or where the financial asset is in default. If there has been a significant increase in credit risk or the financial asset is in default, then lifetime ACL is recorded; otherwise, an ACL equal to
12-month
expected credit losses is recorded. The estimation of ECL for each stage and the assessment of significant increases in credit risk consider information about past events and current conditions, as well as forecasts of future events and economic conditions. The estimation and application of forward-looking information requires significant judgment. Qualitative adjustments or overlays may also be recorded as temporary adjustments using expert credit judgment where the inputs, assumptions and/or models do not capture all relevant risk factors. The use of management overlays requires significant judgment that may impact the amount of ACL recognized.
We identified the assessment of the ACL as a critical audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty due to the significant management judgments inherent in certain of the Bank’s key modeled inputs and methodologies. These management judgments impact certain inputs, assumptions, qualitative adjustments or overlays, and the determination of when there has been a significant increase in credit risk. The assessment of the ACL also required significant auditor attention and complex auditor judgment to apply and evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.
The following are the primary procedures we performed to address this critical audit matter. With the assistance of our credit risk and economics professionals with specialized skills, industry knowledge and relevant experience, we evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s ACL process. These included internal controls related to: (1) initial and periodic validation and performance monitoring of models used to derive key modeled inputs into the ACL calculations being PD, LGD and EAD; (2) benchmarking of certain macroeconomic variables, model validation associated with the derivation of the remaining variables and the alternative scenarios and review of probability weights used in the ACL models; (3) the methodology used to determine whether there has been a significant increase in credit risk; and (4) the methodology and assumptions used in the determination of qualitative adjustments or overlays. Additionally, for non-retail
loans, we tested certain internal controls related to loan reviews over the determination of loan risk grades. We involved credit risk and economics professionals with specialized skills, industry knowledge and relevant experience who assisted in: (1) evaluating the methodology and models used to derive key modeled inputs into the ACL calculations being PD, LGD and EAD and the determination of whether there has been a significant increase in credit risk; (2) assessing the appropriateness of certain underlying macroeconomic variables against external economic data, evaluating

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

the models used to derive other macroeconomic variables and evaluating the assumptions associated with the alternative economic scenarios and the related probabilities; and (3) assessing the qualitative adjustments or overlays by applying our knowledge of the industry and credit judgment to evaluate the appropriateness of the Bank’s underlying methodology and assumptions. Additionally, for a selection of non-retail
loans, we evaluated the Bank’s assigned loan risk grades against the Bank’s borrower risk rating methodology.
(ii) Assessment of the Measurement of Fair Value of Certain Financial Instruments
Refer to Notes 3 and 6 to the consolidated financial statements.
The Bank measures certain financial assets and financial liabilities at fair value on a recurring basis. Where such financial instruments trade in inactive markets or when using internal models where observable parameters do not exist, significant management judgment is required in the selection of valuation techniques and model inputs. The valuation techniques used in determining the fair value of financial instruments include internal models and net asset valuations. The significant unobservable inputs used in the Bank’s valuation techniques include general partner valuations per net asset values (NAVs), interest rate volatility, equity volatility and equity correlation.
We identified the assessment of the measurement of fair value for certain financial instruments as a critical audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty due to significant judgments inherent in the Bank’s valuation techniques and significant unobservable inputs used to develop the fair value of certain financial assets and financial liabilities. The assessment of the fair value also required significant auditor attention and complex auditor judgment to apply and evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s processes to determine the fair value of certain financial instruments with the assistance of valuation and information technology professionals with specialized skills, industry knowledge and relevant experience. These included internal controls related to: (1) model validation at inception and periodically; (2) management’s review of NAVs; (3) independent price verification, including assessment of rate sources; and (4) segregation of duties and access controls. With the assistance of valuation professionals with specialized skills, industry knowledge and relevant experience, we tested the fair value of a selection of certain financial instruments. Depending on the nature of the financial instruments, we did this by comparing the NAVs to external information or by developing an independent estimate of fair value and comparing it to the fair value determined by the Bank.
(iii) Assessment of Uncertain Tax Provisions
Refer to Notes 3 and 26 to the consolidated financial statements.
The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period.
We identified the assessment of some uncertain tax provisions as a critical audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty due to the significant judgments inherent in the Bank’s interpretation of tax legislation and its best estimate of the ultimate resolution of tax positions. This required significant auditor attention and complex auditor judgment to evaluate the results of audit procedures. Further, specialized skills, industry knowledge, and relevant experience were required to apply audit procedures and evaluate the results of those procedures.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s income tax uncertainties process with the assistance of taxation professionals with specialized skills, industry knowledge and relevant experience. These included internal controls related to: (1) the interpretation of tax legislation and the evaluation of the technical merits of tax positions; and (2) the determination of the best estimate of the provision required for these tax uncertainties. We involved tax professionals with specialized skills and knowledge, who assisted in: (1) evaluating the Bank’s interpretations of tax legislation based on our knowledge and experience; (2) reading and evaluating advice obtained by the Bank from external counsel, and considering its impact on the measurement, if applicable, of the uncertain tax provisions; and (3) inspecting correspondence with applicable taxation authorities.

Chartered Professional Accountants, Licensed Public Accountants
We have served as the Bank’s auditor since 2006 and as joint auditor for 14 years prior to that.
Toronto, Canada
December 2, 2025

2025 Scotiabank Annual Report
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Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of The Bank of Nova Scotia
Opinion on Internal Control Over Financial Reporting
We have audited The Bank of Nova Scotia’s (the Bank) internal control over financial reporting as of October 31, 2025, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2025, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Bank as of October 31, 2025, and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated December 2, 2025 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Controls and Accounting Policies section of Management’s Discussion and Analysis under the heading “Internal control over financial reporting”. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
December 2, 2025

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

Consolidated Statement of Financial Position
As at October 31 ($ millions)	Note		2025	2024
Assets
Cash and deposits with financial institutions	5		$65,967	$63,860
Precious metals			5,156	2,540
Trading assets
Securities	7	(a)	140,844	119,912
Loans	7	(b)	8,487	7,649
Other			2,892	2,166
			152,223	129,727
Securities purchased under resale agreements and securities borrowed			203,008	200,543
Derivative financial instruments	9		46,531	44,379
Investment securities	11		149,948	152,832
Loans
Residential mortgages	12		370,191	350,941
Personal loans	12		110,567	106,379
Credit cards	12		18,045	17,374
Business and government	12		279,705	292,671
			778,508	767,365
Allowance for credit losses	12	(e)	7,463	6,536
			771,045	760,829
Other
Customers’ liability under acceptances, net of allowance			177	148
Property and equipment	15		4,881	5,252
Investments in associates	16		6,317	1,821
Goodwill and other intangible assets	17		16,169	16,853
Deferred tax assets	26	(c)	3,253	2,942
Other assets	18		35,367	30,301
			66,164	57,317
			$1,460,042	$1,412,027
Liabilities
Deposits
Personal	19		$301,718	$298,821
Business and government	19		627,667	600,114
Financial institutions	19		36,894	44,914
			966,279	943,849
Financial instruments designated at fair value through profit or loss	8		47,165	36,341
Other
Acceptances			178	149
Obligations related to securities sold short			38,104	35,042
Derivative financial instruments	9		56,031	51,260
Obligations related to securities sold under repurchase agreements and securities lent			189,144	190,449
Subordinated debentures	20		7,692	7,833
Other liabilities	21		66,862	63,028
			358,011	347,761
			1,371,455	1,327,951
Equity
Common equity
Common shares	23	(a)	22,067	22,054
Retained earnings			58,916	57,751
Accumulated other comprehensive income (loss)			(3,826)	(6,147)
Other reserves			(230)	(68)
Total common equity			76,927	73,590
Preferred shares and other equity instruments	23	(b)	9,939	8,779
Total equity attributable to equity holders of the Bank			86,866	82,369
Non-controlling interests in subsidiaries	30	(b)	1,721	1,707
			88,587	84,076
			$1,460,042	$1,412,027

Aaron W. Regent	Scott Thomson
Chair of the Board	President and Chief Executive Officer
The accompanying notes are an integral part of these consolidated financial statements.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

Consolidated Statement of Income

For the year ended October 31 ($ millions)	Note		2025	2024
Revenue
Interest income (1)	31
Loans			$44,293	$47,811
Securities			7,941	9,160
Securities purchased under resale agreements and securities borrowed			2,808	1,602
Deposits with financial institutions			2,560	3,086
			57,602	61,659
Interest expense	31
Deposits			33,425	39,480
Subordinated debentures			385	490
Other			2,270	2,437
			36,080	42,407
Net interest income			21,522	19,252
Non-interest income
Card revenues			892	869
Banking services fees			1,997	1,955
Credit fees			1,249	1,585
Mutual funds			2,564	2,282
Brokerage fees			1,436	1,251
Investment management and trust			1,162	1,096
Underwriting and advisory fees			964	702
Non-trading foreign exchange			948	930
Trading revenues			1,984	1,634
Net gain on sale of investment securities	11	(e)	71	48
Net income from investments in associated corporations	16		608	198
Insurance service results			485	470
Other fees and commissions			1,653	1,247
Other			206	151
			16,219	14,418
Total revenue			37,741	33,670
Provision for credit losses	12	(e)	4,714	4,051
			33,027	29,619
Non-interest expenses
Salaries and employee benefits			10,824	9,855
Premises and technology			3,297	2,896
Depreciation and amortization			1,604	1,760
Communications			384	381
Advertising and business development			672	614
Professional			880	793
Business and capital taxes			708	682
Other			4,149	2,714
			22,518	19,695
Income before taxes			10,509	9,924
Income tax expense	26		2,751	2,032
Net income			$7,758	$7,892
Net income attributable to non-controlling interests in subsidiaries	30	(b)	(31)	134
Net income attributable to equity holders of the Bank			$7,789	$7,758
Preferred shareholders and other equity instrument holders			506	472
Common shareholders			$7,283	$7,286
Earnings per common share (in dollars)
Basic	32		$5.84	$5.94
Diluted	32		5.67	5.87
Dividends paid per common share (in dollars)	23	(a)	4.32	4.24

(1)
Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $
56,404
for the year ended October 31, 2025 (October 31, 2024 – $59,871).

The accompanying notes are an integral part of these consolidated financial statements.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

For the year ended October 31 ($ millions)	2025	2024
Net income	$7,758	$7,892
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	1,681	(2,511)
Net gains (losses) on hedges of net investments in foreign operations	(1,222)	886
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	20	2
Net gains (losses) on hedges of net investments in foreign operations	(341)	238
	780	(1,865)
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	1,717	2,977
Reclassification of net (gains) losses to net income	(1,001)	(2,126)
Income tax expense (benefit):
Net gains (losses) in fair value	454	806
Reclassification of net (gains) losses to net income	(273)	(567)
	535	612
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	3,937	5,195
Reclassification of net (gains) losses to net income	(2,493)	(2,000)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	1,197	1,363
Reclassification of net (gains) losses to net income	(806)	(511)
	1,053	2,343
Net changes in finance income/(expense) from insurance contracts:
Net finance income/(expense) from insurance contracts	20	2
Income tax expense (benefit)	1	1
	19	1
Other comprehensive income (loss) from investments in associates	176	(1)
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	365	(195)
Income tax expense (benefit)	99	(59)
	266	(136)
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	90	444
Income tax expense (benefit)	29	106
	61	338
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(693)	(804)
Income tax expense (benefit)	(193)	(223)
	(500)	(581)
Other comprehensive income (loss) from investments in associates	7	1
Other comprehensive income (loss)	2,397	712
Comprehensive income	$10,155	$8,604
Comprehensive income (loss) attributable to non-controlling interests	45	62
Comprehensive income attributable to equity holders of the Bank	$10,110	$8,542
Preferred shareholders and other equity instrument holders	506	472
Common shareholders	$9,604	$8,070
The accompanying notes are an integral part of these consolidated financial statements.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

Consolidated Statement of Changes in Equity

	For the year ended October 31, 2025
			Accumulated other comprehensive income (loss)
($ millions)	Common shares (Note 23)	Retained earnings (1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other (2)	Other reserves	Total common equity	Preferred shares and other equity instruments (Note 23)	Total attributable to equity holders	Non- controlling interests in subsidiaries (Note 30(b))	Total
Balance as at October 31, 2024	$22,054	$57,751	$(3,559)	$(491)	$339	$(2,197)	$(239)	$(68)	$73,590	$8,779	$82,369	$1,707	$84,076
Net income	–	7,283	–	–	–	–	–	–	7,283	506	7,789	(31)	7,758
Other comprehensive income (loss)	–	–	708	533	59	1,057	(36)	–	2,321	–	2,321	76	2,397
Total comprehensive income	$–	$7,283	$708	$533	$59	$1,057	$(36)	$–	$9,604	$506	$10,110	$45	$10,155
Shares/instruments issued	210	–	–	–	–	–	–	(14)	196	2,848	3,044	–	3,044
Shares repurchased/redeemed	(197)	(716)	–	–	–	–	–	–	(913)	(1,688)	(2,601)	–	(2,601)
Dividends and distributions paid to equity holders	–	(5,369)	–	–	–	–	–	–	(5,369)	(506)	(5,875)	(82)	(5,957)
Share-based payments (3)	–	–	–	–	–	–	–	15	15	–	15	–	15
Foreign currency loss on redemption of Subordinated Additional Tier 1
Capital Notes (4)	–	(22)	–	–	–	–	–	–	(22)	–	(22)	–	(22)
Other	–	(11)	–	–	–	–	–	(163)	(174)	–	(174)	51	(123)
Balance as at October 31, 2025	$22,067	$58,916	$(2,851)	$42	$398	$(1,140)	$(275)	$(230)	$76,927	$9,939	$86,866	$1,721	$88,587

	For the year ended October 31, 2024
			Accumulated other comprehensive income (loss)
($ millions)	Common shares (Note 23)	Retained earnings (1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other (2)	Other reserves	Total common equity	Preferred shares and other equity instruments (Note 23)	Total attributable to equity holders	Non- controlling interests in subsidiaries (Note 30(b))	Total
Balance as at October 31, 2023	$20,109	$55,673	$(1,755)	$(1,104)	$14	$(4,545)	$459	$(84)	$68,767	$8,075	$76,842	$1,729	$78,571
Net income	–	7,286	–	–	–	–	–	–	7,286	472	7,758	134	7,892
Other comprehensive income (loss)	–	–	(1,804)	613	325	2,348	(698)	–	784	–	784	(72)	712
Total comprehensive income	$–	$7,286	$(1,804)	$613	$325	$2,348	$(698)	$–	$8,070	$472	$8,542	$62	$8,604
Shares/instruments issued	1,945	–	–	–	–	–	–	(4)	1,941	1,004	2,945	–	2,945
Shares repurchased/redeemed	–	–	–	–	–	–	–	–	–	(300)	(300)	–	(300)
Dividends and distributions paid to equity holders	–	(5,198)	–	–	–	–	–	–	(5,198)	(472)	(5,670)	(88)	(5,758)
Share-based payments (3)	–	–	–	–	–	–	–	13	13	–	13	–	13
Other	–	(10)	–	–	–	–	–	7	(3)	–	(3)	4	1
Balance as at October 31, 2024	$22,054	$57,751	$(3,559)	$(491)	$339	$(2,197)	$(239)	$(68)	$73,590	$8,779	$82,369	$1,707	$84,076

(1)	Includes undistributed retained earnings of $76 (2024 – $74) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits, Own credit risk, and Insurance contracts.
(3)	Represents amounts on account of share-based payments (refer to Note 25).
(4)	Refer to Note 23 (b) for further details on the redemption of the equity instrument.
The accompanying notes are an integral part of these consolidated financial statements

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

Consolidated Statement of Cash Flows

Sources (uses) of cash flows for the year ended October 31 ($ millions)	2025	2024
Cash flows from operating activities
Net income	$7,758	$7,892
Adjustment for:
Net interest income	(21,522)	(19,252)
Depreciation and amortization	1,604	1,760
Provision for credit losses	4,714	4,051
Impairment on investments in associates	–	343
Equity-settled share-based payment expense	15	13
Net gain on sale of investment securities	(71)	(48)
Net (gain)/loss on divestitures	1,386	136
Net income from investments in associated corporations	(608)	(198)
Income tax expense	2,751	2,032
Changes in operating assets and liabilities:
Trading assets	(20,462)	(11,370)
Securities purchased under resale agreements and securities borrowed	(4)	108
Loans	(6,591)	(17,712)
Deposits	19,533	(816)
Obligations related to securities sold short	2,721	(1,690)
Obligations related to securities sold under repurchase agreements and securities lent	(4,048)	28,753
Net derivative financial instruments	6,490	4,159
Other, net	(5,568)	457
Interest and dividends received	58,086	61,292
Interest paid	(37,197)	(42,273)
Income tax paid	(3,580)	(1,985)
Net cash from/(used in) operating activities	5,407	15,652
Cash flows from investing activities
Interest-bearing deposits with financial institutions	(344)	25,557
Purchase of investment securities	(70,096)	(108,281)
Proceeds from sale and maturity of investment securities	75,455	76,794
Acquisition/divestiture of subsidiaries, associated corporations or business units, net of cash acquired	(2,637)	–
Property and equipment, net of disposals	(347)	(489)
Other, net	(463)	(1,031)
Net cash from/(used in) investing activities	1,568	(7,450)
Cash flows from financing activities
Proceeds from issue of subordinated debentures	–	1,000
Redemption of subordinated debentures	(250)	(3,250)
Proceeds from preferred shares and other equity instruments issued	2,848	1,004
Redemption of preferred shares and other equity instruments	(1,688)	(300)
Proceeds from common shares issued	210	1,945
Common shares purchased for cancellation	(895)	–
Cash dividends and distributions paid	(5,875)	(5,670)
Distributions to non-controlling interests	(82)	(88)
Payment of lease liabilities	(298)	(303)
Other, net	(278)	(3,176)
Net cash from/(used in) financing activities	(6,308)	(8,838)
Effect of exchange rate changes on cash and cash equivalents	183	(131)
Net change in cash and cash equivalents	850	(767)
Cash and cash equivalents at beginning of year (1)	9,406	10,173
Cash and cash equivalents at end of year (1)	$10,256	$9,406

(1)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 5).
The accompanying notes are an integral part of these consolidated financial statements.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

Notes to the 2025 Consolidated Financial Statements

Page	Note

153	1	Reporting entity

153	2	Basis of preparation

154	3	Material accounting policies

167	4	Future accounting developments

168	5	Cash and deposits with financial institutions

168	6	Fair value of financial instruments

174	7	Trading assets

175	8	Financial instruments designated at fair value through profit or loss

176	9	Derivative financial instruments

184	10	Offsetting financial assets and financial liabilities

185	11	Investment securities

188	12	Loans, impaired loans and allowance for credit losses

197	13	Derecognition of financial assets

198	14	Structured entities

201	15	Property and equipment

201	16	Investments in associates

202	17	Goodwill and other intangible assets

204	18	Other assets

204	19	Deposits

Page	Note

204	20	Subordinated debentures

205	21	Other liabilities

205	22	Provisions

206	23	Common shares, preferred shares and other equity instruments

208	24	Capital management

208	25	Share-based payments

211	26	Corporate income taxes

213	27	Employee benefits

218	28	Operating segments

220	29	Related party transactions

221	30	Principal subsidiaries and non-controlling interests in subsidiaries

222	31	Interest income and expense

222	32	Earnings per share

223	33	Guarantees, commitments and pledged assets

224	34	Financial instruments – risk management

229	35	Acquisitions and divestitures

230	36	Events after the Consolidated Statement of Financial Position date

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

1	Reporting Entity
The Bank of Nova Scotia (the Bank) is a chartered Schedule I bank under the Bank Act (Canada) (the Bank Act) and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at 40 Temperance Street, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange.

2	Basis of Preparation
Statement of compliance
These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that, except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.
The consolidated financial statements for the year ended October 31, 2025 have been approved by the Board of Directors for issue on December 2, 2025.
Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities measured at fair value through profit or loss
•	Financial assets and liabilities designated at fair value through profit or loss
•	Derivative financial instruments
•	Equity instruments designated at fair value through other comprehensive income
•	Debt instruments measured at fair value through other comprehensive income
Functional and presentation currency
These consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.
Management’s use of estimates, assumptions and judgments
The Bank’s accounting policies require estimates, assumptions and judgments that relate to matters that are inherently uncertain. The Bank has established procedures to ensure that accounting policies are applied consistently. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised.
Use of estimates and assumptions
The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the consolidated financial statements, and other comprehensive income and income and expenses during the reporting period. Estimates made by management are based on historical experience and other factors and assumptions that are believed to be reasonable. Key areas of estimation uncertainty include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, goodwill and intangible assets, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of non-financial
assets and provisions. The Bank has utilized estimates, assumptions and judgments that reflect this uncertainty. While management makes its best estimates and assumptions, actual results could differ from these and other estimates.
Currently, there continues to be uncertainty surrounding U.S. trade policies and the impact of tariffs. This results in increased measurement uncertainty for estimates used in financial reporting. In particular, the allowance for credit losses, using an expected credit loss approach as required under IFRS 9, is estimated using complex models and incorporates inputs, assumptions, and techniques that require a high degree of judgement and is heavily dependent on the forecast of macroeconomic variables. Due to the ongoing uncertainty surrounding U.S. trade policy and tariffs, estimates and valuation models applied based on conditions and information existing as at October 31, 2025 may be significantly different from the actual outcome.
Significant judgments
In the preparation of these consolidated financial statements, management is required to make significant judgments in the classification and presentation of transactions and instruments and accounting for the Bank’s involvement with other entities.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

Significant estimates, assumptions and judgments have been made in the following areas and are discussed as noted in the consolidated financial statements:

Allowance for credit losses	Note 3 Note 12(e)

Fair value of financial instruments	Note 3 Note 6

Corporate income taxes	Note 3 Note 26

Employee benefits	Note 3 Note 27

Goodwill and intangible assets	Note 3 Note 17

Fair value of all identifiable assets and liabilities as a result of business combinations	Note 3 Note 35

Impairment of investment securities	Note 3 Note 11

Impairment of non-financial assets	Note 3 Note 15 Note 17

Structured entities	Note 3 Note 14

De facto control of other entities	Note 3 Note 30

Derecognition of financial assets and liabilities	Note 3 Note 13

Provisions	Note 3 Note 22

3	Material Accounting Policies
The material accounting policies used in the preparation of these consolidated financial statements, including any additional accounting requirements of OSFI, as set out below, have been applied consistently to all periods presented in these consolidated financial statements.
Basis of consolidation
The consolidated financial statements include the assets, liabilities, financial performance and cash flows of the Bank and all of its subsidiaries, after elimination of intercompany transactions and balances. Subsidiaries are defined as entities controlled by the Bank. The Bank’s subsidiaries can be classified as entities controlled through voting interests or structured entities. The Bank consolidates a subsidiary from the date it obtains control. For the Bank to control an entity, all three elements of control should be in existence:

•	power over the investee;
•	exposure, or rights, to variable returns from involvement with the investee; and
•	the ability to use power over the investee to affect the amount of the Bank’s returns.
The Bank does not control an investee when it is acting as an agent. The Bank assesses whether it is an agent by determining whether it is primarily engaged to act on behalf of and for the benefit of another party or parties. The Bank reassesses whether it controls an investee if facts and circumstances indicate that one or more of the elements of control have changed.
Voting-interest subsidiaries
Control is presumed with an ownership interest of more than 50% of the voting rights in an entity unless there are other factors that indicate that the Bank does not control the entity despite having more than 50% of voting rights.
The Bank may consolidate an entity when it owns less than 50% of the voting rights when it has one or more other attributes of power:

•	by virtue of an agreement, over more than half of the voting rights;
•	to govern the financial and operating policies of the entity under a statute or an agreement;
•	to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
•
to govern the financial and operating policies of the entity through the size of its holding of voting rights relative to the size and dispersion of holding of the other vote holders and voting patterns at shareholder meetings (i.e., de facto control).

Non-controlling
interests are presented within equity in the Consolidated Statement of Financial Position separate from equity attributable to equity holders of the Bank. The net income attributable to non-controlling
interests is presented separately in the Consolidated Statement of Income. Partial sales and incremental purchases of interests in subsidiaries that do not result in a change of control are accounted for as equity transactions with non-controlling
interest holders. Any difference between the carrying amount of the interest and the transaction amount is recorded as an adjustment to retained earnings.
Structured entities
Structured entities are designed to accomplish certain well-defined objectives and for which voting or similar rights are not the dominant factor in deciding who controls the entity. The Bank controls an entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.
The Bank consolidates all structured entities that it controls.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

Investments in associates
An associate is an entity in which the Bank has significant influence, but not control, over the operating and financial policies of the entity.
Investments in associates are recognized initially at cost, which includes the purchase price and other costs directly attributable to the purchase. Associates are accounted for using the equity method, which reflects the Bank’s share of the increase or decrease of the post-acquisition earnings and other movements in the associate’s equity.
Investments in associates are evaluated for impairment at the end of each financial reporting period, or more frequently if events or changes in circumstances indicate the existence of objective evidence of impairment.
For purposes of applying the equity method for an investment that has a different reporting period from the Bank, adjustments are made for the effects of any significant events or transactions that occur between the reporting date of the investment and the reporting date of the Bank.
Joint arrangements
The Bank’s investments in joint arrangements over which the Bank has joint control are classified as either joint operations or joint ventures, depending on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.
Similar to accounting for investments in associates, for joint ventures, investments are recognized initially at cost and accounted for using the equity method, which reflects the Bank’s share of the increase or decrease of the post-acquisition earnings and other movements in the joint venture’s equity. Investments in joint ventures are evaluated for impairment at the end of each financial reporting period, or more frequently if events or changes in circumstances indicate the existence of objective evidence of impairment.
For joint operations, the Bank recognizes its direct rights to, and its share of jointly held assets, liabilities, revenues and expenses. These have been incorporated in the consolidated financial statements under the appropriate headings.
Translation of foreign currencies
The financial statements of each of the Bank’s foreign operations are measured using its functional currency, being the currency of the primary economic environment of the foreign operation.
Translation gains and losses related to the Bank’s monetary items are recognized in non-interest
income in the Consolidated Statement of Income. Revenues and expenses denominated in foreign currencies are translated using average exchange rates. Foreign currency non-monetary
items that are measured at historical cost are translated into the functional currency at historical rates. Foreign currency non-monetary
items measured at fair value are translated into functional currency using the rate of exchange at the date the fair value was determined. Foreign currency gains and losses on non-monetary
items are recognized in the Consolidated Statement of Income or Consolidated Statement of Comprehensive Income consistent with the gain or loss on the non-monetary
item.
Unrealized gains and losses arising upon translation of foreign operations, together with any gains or losses arising from hedges of those net investment positions to the extent effective, are credited or charged to net change in unrealized foreign currency translation gains/losses in other comprehensive income in the Consolidated Statement of Comprehensive Income. On disposal or meeting the definition of partial disposal of a foreign operation, an appropriate portion of the translation differences previously recognized in other comprehensive income are recognized in the Consolidated Statement of Income.
Financial assets and liabilities
Recognition and initial measurement
The Bank, on the date of origination or purchase, recognizes loans, debt and equity securities, deposits and subordinated debentures at the fair value of the consideration paid or received.
Regular-way
purchases and sales of financial assets are recognized on the settlement date. All other financial assets and liabilities, including derivatives, are initially recognized on the trade date at which the Bank becomes a party to the contractual provisions of the instrument.
The initial measurement of a financial asset or liability is at fair value plus transaction costs that are directly attributable to its purchase or issuance. For instruments measured at fair value through profit or loss, transaction costs are recognized immediately in profit or loss.
Classification and measurement, derecognition, and impairment of financial instruments
Classification and measurement
Classification and measurement of financial assets
Financial assets include both debt and equity instruments, are classified into one of the following measurement categories:

•	Amortized cost;
•	Fair value through other comprehensive income (FVOCI);
•	Fair value through profit or loss (FVTPL);
•	Elected at fair value through other comprehensive income (Equities only); or
•	Designated at FVTPL
Debt instruments
Debt instruments, including loans and debt securities, are classified into one of the following measurement categories:

•	Amortized cost;
•	Fair value through other comprehensive income (FVOCI);
•	Fair value through profit or loss (FVTPL); or
•	Designated at FVTPL
Classification of debt instruments is determined based on:

(i)	The business model under which the asset is held; and
(ii)	The contractual cash flow characteristics of the instrument.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

Business model assessment
A business model assessment involves determining how financial assets are managed to generate cash flows. The Bank’s business model assessment is based on the following categories:

•	Held to collect: The objective of this business model is to hold assets and collect contractual cash flows. Any sales of the asset are incidental to the objective of the model.
•	Held to collect and for sale: Both collecting contractual cash flows and sales are integral to achieving the objectives of the business model.
•	Other business model: The business model is neither held-to-collect nor held-to-collect and for sale.
The Bank assesses the business model at a portfolio level reflective of how groups of assets are managed together to achieve a particular business objective. For the assessment of a business model, the Bank takes into consideration the following factors:

•	How the performance of assets in a portfolio is evaluated and reported to group heads and other key decision makers within the Bank’s business lines;
•	How compensation is determined for the Bank’s business lines’ management that manages the assets;
•	How the business lines’ management is compensated for managing the Bank’s assets based on the fair value or the contractual cash flows collected;
•	Whether the assets are held for trading purposes;
•	The risks that affect the performance of assets held within a business model and how those risks are managed; and
•	The frequency and volume of sales in prior periods and expectations about future sales activity.
Contractual cash flow characteristics assessment
The contractual cash flow characteristics assessment involves assessing the contractual features of an instrument to determine if they give rise to cash flows that are consistent with a basic lending arrangement. Contractual cash flows are consistent with a basic lending arrangement if they represent cash flows that are solely payments of principal and interest on the principal amount outstanding (SPPI).
Principal is defined as the fair value of the instrument at initial recognition. Principal may change over the life of the instrument due to repayments or amortization of premium/discount.
Interest is defined as the consideration for the time value of money and the credit risk associated with the principal amount outstanding and for other basic lending risks and costs (liquidity risk and administrative costs), and a profit margin.
If the Bank identifies any contractual features that could significantly modify the cash flows of the instrument such that they are no longer consistent with a basic lending arrangement, the related financial asset is classified and measured at FVTPL.
Debt instruments measured at amortized cost
Debt instruments are measured at amortized cost if they are held within a business model whose objective is to hold for collection of contractual cash flows where those cash flows represent solely payments of principal and interest. After initial measurement, debt instruments in this category are carried at amortized cost. Interest income on these instruments is recognized in interest income using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial asset to the gross carrying amount of a financial asset. Amortized cost is calculated by taking into account any discount or premium on the acquisition, transaction costs and fees that are an integral part of the effective interest rate.
Impairment on debt instruments measured at amortized cost is calculated using the expected credit loss approach. Loans and debt securities measured at amortized cost are presented net of the allowance for credit losses (ACL) in the Statement of Financial Position.
Debt instruments measured at FVOCI
Debt instruments are measured at FVOCI if they are held within a business model whose objective is to hold for collection of contractual cash flows and for selling financial assets, where the assets’ cash flows represent payments that are solely payments of principal and interest. Subsequent to initial recognition, unrealized gains and losses on debt instruments measured at FVOCI are recorded in other comprehensive income (OCI), unless the instrument is designated in a fair value hedge relationship. When designated in a fair value hedge relationship, any changes in fair value due to changes in the hedged risk are recognized in
Non-interest
income in the Consolidated Statement of Income, along with changes in fair value of the hedging instrument. Upon derecognition, realized gains and losses are reclassified from OCI and recorded in
Non-interest
income in the Consolidated Statement of Income. Foreign exchange gains and losses that relate to the amortized cost of the debt instrument are recognized in the Consolidated Statement of Income. Premiums, discounts and related transaction costs are amortized over the expected life of the instrument to Interest income in the Consolidated Statement of Income using the effective interest rate method.
Impairment on debt instruments measured at FVOCI is determined using the expected credit loss approach. The ACL on debt instruments measured at FVOCI does not reduce the carrying amount of the asset in the Consolidated Statement of Financial Position, which remains at its fair value. Instead, an amount equal to the allowance that would arise if the assets were measured at amortized cost is recognized in OCI with a corresponding charge to provision for credit losses in the Consolidated Statement of Income. The accumulated allowance recognized in OCI is recycled to the Consolidated Statement of Income upon derecognition of the debt instrument.
Debt instruments measured at FVTPL
Debt instruments are measured at FVTPL if assets:

(i)	are held for trading purposes;
(ii)	are held as part of a portfolio managed on a fair value basis; or
(iii)	whose cash flows do not represent payments that are solely payments of principal and interest.
These instruments are measured at fair value in the Consolidated Statement of Financial Position, with transaction costs recognized immediately in the Consolidated Statement of Income as part of
Non-interest
income. Realized and unrealized gains and losses are recognized as part of
Non-interest
income in the Consolidated Statement of Income.
Debt instruments designated at FVTPL
The Bank designates certain debt instruments at FVTPL upon initial recognition, and the designation is irrevocable. The FVTPL designation is available when a fair value is reliably estimated, and doing so eliminates or significantly reduces an accounting mismatch which would otherwise arise.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

Debt instruments designated at FVTPL are recorded in the Consolidated Statement of Financial Position at fair value. Changes in fair value are recognized in
Non-interest
income in the Consolidated Statement of Income.
Equity instruments
Equity instruments are classified into one of the following measurement categories:

•	Fair value through profit or loss (FVTPL); or
•	Elected at fair value through other comprehensive income (FVOCI).
Equity instruments measured at FVTPL
Equity instruments are measured at FVTPL, unless an election is made to designate them at FVOCI upon purchase, with transaction costs recognized immediately in the Consolidated Statement of Income as part of
Non-interest
income. Subsequent to initial recognition, the changes in fair value and dividends received are recognized in the Consolidated Statement of Income.
Equity instruments measured at FVOCI
At initial recognition, the Bank has an option to classify
non-trading
equity instruments at FVOCI. This election is irrevocable and is made on an instrument-by-instrument
basis.
Gains and losses on these instruments, including when derecognized/sold, are recorded in OCI and are not subsequently reclassified to the Consolidated Statement of Income. As such, there is no specific impairment requirement. Dividends received are recorded in Interest income in the Consolidated Statement of Income. Any transaction costs incurred upon purchase of the security are added to the cost basis of the security and are not reclassified to the Consolidated Statement of Income on sale of the security.
Classification and measurement of financial liabilities
Financial liabilities are classified into one of the following measurement categories:

•	Fair value through profit or loss (FVTPL);
•	Amortized cost; or
•	Designated at FVTPL.
Financial liabilities measured at FVTPL
Financial liabilities measured at FVTPL are held principally for the purpose of repurchasing in the near term, or form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short term profit-taking. Financial liabilities are recognized on a trade date basis and accounted for at fair value, with changes in fair value and any gains or losses recognized in the Consolidated Statement of Income as part of the non-interest
income. Transaction costs are expensed as incurred.
Financial liabilities measured at amortized cost
Deposits, subordinated notes and debentures are accounted for at amortized cost. Interest on deposits, calculated using the effective interest rate method, is recognized as interest expense. Interest on subordinated notes and debentures, including capitalized transaction costs, is recognized using the effective interest rate method as interest expense.
Financial liabilities designated at FVTPL
The Bank designates certain financial liabilities at FVTPL upon initial recognition, and the designation is irrevocable. The FVTPL designation is available when a fair value is reliably estimated.
Financial liabilities are designated at FVTPL when it meets one of the following criteria:

•	The designation eliminates or significantly reduces an accounting mismatch which would otherwise arise; or
•	A group of financial liabilities are managed and their performance is evaluated on a fair value basis, in line with a documented risk management strategy; or
•	The financial liability contains one or more embedded derivatives which significantly modify the cash flows otherwise required.
Financial liabilities designated at FVTPL are recorded in the Consolidated Statement of Financial Position at fair value. Any changes in fair value are recognized in
Non-interest
income in the Consolidated Statement of Income, except for changes in fair value arising from changes in the Bank’s own credit risk which are recognized in OCI. Changes in fair value due to changes in the Bank’s own credit risk are not subsequently reclassified to the Consolidated Statement of Income upon derecognition/extinguishment of the liabilities.
Determination of fair value
The fair value of a financial asset or liability is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.
The Bank values instruments carried at fair value using quoted market prices, where available. Fair value based on unadjusted quoted market prices for identical instruments in active markets represents a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When a fair value is based on all significant market observable inputs, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.
Inception gains and losses are only recognized where the valuation is dependent on observable market data; otherwise, they are deferred and amortized over the life of the related contract or until the valuation inputs become observable.
IFRS 13,
Fair Value Measurement
permits a measurement exception that allows an entity to determine the fair value of a group of financial assets and liabilities with offsetting risks based on the sale or transfer of its net exposure to a particular risk (or risks). The Bank has adopted this exception through an accounting policy choice. Consequently, the fair values of certain portfolios of financial instruments are determined based on the net exposure of those instruments to market, credit or funding risk.
In determining fair value for certain instruments or portfolios of instruments, valuation adjustments or reserves may be required to arrive at a more accurate representation of fair value. These adjustments include those made for credit risk, bid-offer
spreads, unobservable parameters, funding costs and constraints on prices in inactive or illiquid markets.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

Derecognition of financial assets and liabilities
Derecognition of financial assets
A financial asset is derecognized when the contractual rights to the cash flows from the asset has expired; or the Bank transfers the contractual rights to receive the cash flows from the financial asset; or has assumed an obligation to pay those cash flows to an independent third-party; or the Bank has transferred substantially all the risks and rewards of ownership of that asset to an independent third-party. Management determines whether substantially all the risk and rewards of ownership have been transferred by quantitatively comparing the variability in cash flows before and after the transfer. If the variability in cash flows remains significantly similar subsequent to the transfer, the Bank has retained substantially all of the risks and rewards of ownership.
Where substantially all the risks and rewards of ownership of the financial asset are neither retained nor transferred, the Bank derecognizes the transferred asset only if it has lost control over that asset. Control over the asset is represented by the practical ability to sell the transferred asset. If the Bank retains control over the asset, it will continue to recognize the asset to the extent of its continuing involvement. At times such continuing involvement may be in the form of investment in senior or subordinated tranches of notes issued by non-consolidated
structured entities.
On derecognition of a financial asset, the difference between the carrying amount and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in other comprehensive income is recognized in the Consolidated Statement of Income.
Transfers of financial assets that do not qualify for derecognition are reported as secured financings in the Consolidated Statement of Financial Position.
The derecognition criteria are applied to the transfer of part of an asset, rather than the asset as a whole, only if such part comprises specifically identified cash flows from the asset, a fully proportionate share of the cash flows from the asset, or a fully proportionate share of specifically identified cash flows from the asset.
Derecognition of financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged, canceled or expires. If an existing financial liability is replaced by another from the same counterparty on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability at fair value. The difference in the respective carrying amount of the existing liability and the new liability is recognized as a gain/loss in the Consolidated Statement of Income.
Impairment
Scope
The Bank applies a three-stage approach to measure allowance for credit losses, using an expected credit loss approach as required under IFRS 9, for the following categories of financial instruments that are not measured at fair value through profit or loss:

•	Amortized cost financial assets;
•	Debt securities classified as FVOCI;
•	Off-balance sheet loan commitments; and
•	Financial guarantee contracts.
Expected credit loss impairment model
The Bank’s allowance for credit losses calculations are outputs of models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. The expected credit loss impairment model reflects the present value of all cash shortfalls related to default events either (i) over the following twelve months or (ii) over the expected life of a financial instrument depending on credit deterioration from inception. The allowance for credit losses reflects an unbiased, probability-weighted outcome which considers multiple scenarios based on reasonable and supportable forecasts.
This impairment model measures credit loss allowances using a three-stage approach based on the extent of credit deterioration since origination:

•
Stage 1 – Where there has not been a significant increase in credit risk (SIR) since initial recognition of a financial instrument, an amount equal to 12 months expected credit loss is recorded. The expected credit loss is computed using a probability of default (PD) occurring over the next 12 months. For those instruments with a remaining maturity of less than 12 months, a PD corresponding to remaining term to maturity is used.

•
Stage 2 – When a financial instrument experiences a SIR subsequent to origination but is not considered to be in default, it is included in Stage 2. This requires the computation of expected credit loss based on the PD over the remaining estimated life of the financial instrument.

•	Stage 3 – Financial instruments that are considered to be in default are included in this stage. Similar to Stage 2, the allowance for credit losses captures the lifetime expected credit losses.
Measurement of expected credit loss
The PD, exposure at default (EAD), and loss given default (LGD) inputs used to estimate expected credit losses are modelled based on macroeconomic variables that are closely related with credit losses in the relevant portfolio.
Details of these statistical parameters/inputs are as follows:

•
PD – The probability of default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the remaining estimated life if the facility has not been previously derecognized and is still in the portfolio.

•
EAD – The exposure at default is an estimate of the exposure at a future default date, considering expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments.

•
LGD – The loss given default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

Forward-looking information
The estimation of expected credit losses for each stage and the assessment of SIR consider information about past events and current conditions as well as reasonable and supportable forecasts of future events and economic conditions. The estimation and application of forward-looking information may require significant judgment.
Macroeconomic factors
In its models, the Bank relies on a broad range of forward-looking economic information as inputs, such as: GDP growth, unemployment rates, central bank interest rates, and house price indices. The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made as temporary adjustments using expert credit judgment.
Multiple forward-looking scenarios
The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios. The Bank considers both internal and external sources of information and data in order to achieve unbiased projections and forecasts. The scenarios are prepared using forecasts generated by Scotiabank Economics (SE). The forecasts are created using internal and external models which are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of relevant economic variables as well as a representative range of other possible forecast scenarios. The process involves the development of three additional economic scenarios and consideration of the relative probabilities of each outcome.
The ‘base case’ represents the most likely outcome and is aligned with information used by the Bank for other purposes such as strategic planning and budgeting. The other scenarios represent more optimistic and more pessimistic outcomes. The Bank has identified and documented key drivers of credit risk and credit losses for each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macroeconomic variables, credit risk, and credit losses.
Assessment of significant increase in credit risk
At each reporting date, the Bank assesses whether there has been a SIR for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The assessment considers borrower-specific quantitative and qualitative information without consideration of collateral, and the impact of forward-looking macroeconomic factors.
The common assessments for SIR on retail and
non-retail
portfolios include macroeconomic outlook, management judgment, and delinquency and monitoring. Forward-looking macroeconomic factors are a key component of the macroeconomic outlook. The importance and relevance of each specific macroeconomic factor depends on the type of product, characteristics of the financial instruments and the borrower and the geographical region. Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SIR. Qualitative factors may be assessed to supplement the gap. Examples of situations include changes in adjudication criteria for a particular group of borrowers, changes in portfolio composition, and natural disasters impacting certain portfolios. With regards to delinquency and monitoring, there is a rebuttable presumption that the credit risk of the financial instrument has increased since initial recognition when contractual payments are more than 30 days overdue.
Retail portfolio – For retail exposures, a SIR is assessed based on thresholds that exist by product which consider the change in PD. The thresholds used for PD migration are reviewed and assessed at least annually unless there is a significant change in credit risk management practices, in which case the review is brought forward.
Non-retail
portfolio – The Bank uses a risk rating scale (IG codes) for its non-retail
exposures. All
non-retail
exposures have an IG code assigned that reflects the PD of the borrower. Both borrower specific and non-borrower
specific (i.e. macroeconomic) forward-looking information is considered and reflected in the IG rating. SIR is evaluated based on the migration of the exposures among IG codes.
Expected life
When measuring expected credit loss, the Bank considers the maximum contractual period over which the Bank is exposed to credit risk. All contractual terms are considered when determining the expected life, including prepayment, and extension and rollover options. For certain revolving credit facilities, such as credit cards, the expected life is estimated based on the period over which the Bank is exposed to credit risk and how the credit losses are mitigated by management actions.
Presentation of allowance for credit losses in the Statement of Financial Position

•	Financial assets measured at amortized cost: as a deduction from the gross carrying amount of the financial assets;
•
Debt instruments measured at fair value through other comprehensive income: no allowance is recognized in the Statement of Financial Position because the carrying value of these assets is their fair value. However, the allowance determined is presented in the accumulated other comprehensive income;

•	Off-balance sheet credit risks include undrawn lending commitments, letters of credit and letters of guarantee: as a provision in other liabilities.
Modified financial assets
If the terms of a financial asset are modified or an existing financial asset is replaced with a new one, an assessment is made to determine if the existing financial asset should be derecognized. Where a modification does not result in derecognition, the date of origination continues to be used to determine SIR. Where a modification results in derecognition, the new financial asset is recognized at its fair value on the modification date. The modification date is also the date of origination for this new asset.
The Bank may modify the contractual terms of loans for either commercial or credit reasons. The terms of a loan in good standing may be modified for commercial reasons to provide competitive pricing to borrowers. Loans are also modified for credit reasons where the contractual terms are modified to grant a concession to a borrower that may be experiencing financial difficulty.
For all financial assets, modifications of the contractual terms may result in derecognition of the original asset when the changes to the terms of the loans are considered substantial. These terms include interest rate, authorized amount or term. The original loan is derecognized, and the new loan is recognized at its fair value. The difference between the carrying value of the derecognized asset and the fair value of the new asset is recognized in the Consolidated Statement of Income.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

For all loans, performing and credit-impaired, where the modification of terms did not result in the derecognition of the loan, the gross carrying amount of the modified loan is recalculated based on the present value of the modified cash flows discounted at the original effective interest rate
,
and any gain or loss from the modification is recorded in the provision for credit losses line in the Consolidated Statement of Income.
Definition of default
The Bank considers a financial instrument to be in default when one or more loss events occur after the date of initial recognition of the instrument, and the loss event has a negative impact on the estimated future cash flows of the instrument that can be reliably estimated. This includes events that indicate:

•	significant financial difficulty of the borrower;
•	default or delinquency in interest or principal payments;
•	high probability of the borrower entering a phase of bankruptcy or a financial reorganization;
•	measurable decrease in the estimated future cash flows from the loan or the underlying assets that back the loan.
The Bank considers that default has occurred and classifies the financial asset as impaired when it is more than 90 days past due, except for credit card receivables that are treated as defaulted when 180 days past due, unless reasonable and supportable information demonstrates that a more lagging default criterion is appropriate.
Write-off
policy
The Bank writes off an impaired financial asset (and the related impairment allowance), either partially or in full, when there is no realistic prospect of recovery. Where financial assets are secured, write-off
is generally after receipt of any proceeds from the realization of security. In circumstances where the net realizable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off
may be earlier. Credit card receivables 180 days past due are written-off.
In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses in the Consolidated Statement of Income.
Purchased loans
All purchased loans are initially measured at fair value on the date of acquisition. As a result, no allowance for credit losses would be recorded in the Consolidated Statement of Financial Position on the date of acquisition. Purchased loans may fit into either of the two categories: Performing loans or Purchased Credit-Impaired (PCI) loans.
Purchased performing loans follow the same accounting as originated performing loans and are reflected in Stage 1 on the date of the acquisition. They will be subject to a 12 month allowance for credit losses
,
which is recorded as a provision for credit losses in the Consolidated Statement of Income. The fair value adjustment set up for these loans on the date of acquisition is amortized into interest income over the life of these loans.
PCI loans are reflected in Stage 3 and are always subject to lifetime allowance for credit losses. Any changes in the expected cash flows since the date of acquisition are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income at the end of all reporting periods subsequent to the date of acquisition.
Offsetting of financial instruments
Financial assets and financial liabilities with the same counterparty are offset, with the net amount reported in the Consolidated Statement of Financial Position, only if there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously. When financial assets and financial liabilities are offset in the Consolidated Statement of Financial Position, the related income and expense items will also be offset in the Consolidated Statement of Income, unless specifically prohibited by an applicable accounting standard.
Cash and deposits with financial institutions
Cash and deposits with financial institutions comprise cash, cash equivalents, demand deposits with banks and other financial institutions, and highly liquid investments that are readily convertible to cash, subject to an insignificant risk of changes in value. These investments are those with less than three months maturity from the date of acquisition.
Precious metals
Precious metals are carried at fair value less costs to sell, and any changes in value are credited or charged to non-interest
income – trading revenues in the Consolidated Statement of Income.
Securities purchased and sold under resale agreements
Securities purchased under resale agreements (reverse repurchase agreements) require the purchase of securities by the Bank from a counterparty with an agreement entered to resell the securities at a fixed price at a future date. Since the Bank is reselling the securities at a fixed price at a future date, the risks and rewards have not been transferred to the Bank. The Bank has the right to liquidate the securities purchased in the event of counterparty default.
Whereas securities sold under agreements to repurchase (repurchase agreements) require the sale of securities by the Bank to a counterparty with an agreement entered simultaneously to purchase the securities back at a fixed price at a future date. Since the Bank is purchasing the securities back at a fixed price at a future date, the risks and rewards have not been transferred from the Bank. The counterparty has the right to use the collateral pledged by the Bank in the event of default.
These agreements are treated as collateralized financing arrangements and are initially recognized at amortized cost. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to, or more than, the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the Consolidated Statement of Financial Position, unless the risks and rewards of ownership are obtained or relinquished. The related interest income and interest expense are recorded on an accrual basis using the effective interest rate in the Consolidated Statement of Income.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

Obligations related to securities sold short
Obligations related to securities sold short arise in dealing and market-making activities where debt securities and equity shares are sold without possessing such securities.
Similarly, if securities purchased under an agreement to resell are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale within obligations related to securities sold short in the Consolidated Statement of Financial Position. These trading liabilities are measured at fair value with any gains or losses included in non-interest
income – trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in the Consolidated Statement of Income.
Securities lending and borrowing
Securities lending and borrowing transactions are usually collateralized by securities or cash. The transfer of the securities to counterparties is only reflected on the Consolidated Statement of Financial Position if the risks and rewards of ownership are also transferred. For cash collateral advanced or received, the Bank presents these transactions as securities sold under a repurchase agreement or securities purchased under a reverse repurchase agreement, respectively. Interest income on cash collateral paid and interest expense on cash collateral received together with securities lending income and securities borrowing fee are reported in the Consolidated Statement of Income.
Securities borrowed are not recognized on the Consolidated Statement of Financial Position unless they are then sold to third parties, in which case the obligation to return the securities is recorded as a trading liability and measured at fair value with any gains or losses included in non-interest
income – trading revenues, in the Consolidated Statement of Income.
Derivative instruments
Derivative instruments are contracts whose value is derived from interest rates, foreign exchange rates, commodity prices, equity prices or other financial variables. Most derivative instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative instruments are either exchange-traded contracts or negotiated over-the-counter
contracts. Negotiated
over-the-counter
contracts include swaps, forwards and options.
The Bank enters into these derivative contracts for trading purposes, as well as to manage its risk exposures (i.e., to manage the Bank’s non-trading
interest rate, foreign currency and other risk exposures). Trading activities are undertaken to meet the needs of the Bank’s customers, as well as for the Bank’s own account.
Derivatives embedded in other financial liabilities or host contracts are treated as separate stand-alone derivatives when the following conditions are met:

•	their economic characteristics and risks are not closely related to those of the host contract;
•	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
•	the combined contract is not held for trading or designated at fair value through profit or loss.
Where an embedded derivative is separable from the host contract but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately, the entire combined contract is measured at fair value. All embedded derivatives are presented on the Consolidated Statement of Financial Position on a combined basis with the host contracts. Changes in fair value of embedded derivatives that are separated from the host contract are recognized in non-interest
income in the Consolidated Statement of Income.
All derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value in the Consolidated Statement of Financial Position. The determination of the fair value of derivatives includes consideration of credit risk, estimated funding costs and ongoing direct costs over the life of the instruments. Inception gains or losses on derivatives are only recognized where the valuation is dependent on observable market data; otherwise, they are deferred and amortized over the life of the related contract, or until the valuation inputs become observable.
The gains and losses resulting from changes in fair values of trading derivatives are included in non-interest
income – trading revenues in the Consolidated Statement of Income.
Changes in the fair value of derivatives that do not qualify for hedge accounting are recorded in the Consolidated Statement of Income in non-interest
income – other. Where derivative instruments are used to manage the volatility of share-based payment expense, these derivatives are carried at fair value with changes in the fair value in relation to units hedged included in non-interest
expenses – salaries and employee benefits in the Consolidated Statement of Income.
Changes in the fair value of derivatives that qualify for hedge accounting are recorded as non-interest
income – other in the Consolidated Statement of Income for fair value hedges and other comprehensive income in the Consolidated Statement of Comprehensive Income for cash flow hedges and net investment hedges.
Hedge accounting
The Bank has elected to continue to apply the hedge accounting requirements of IAS 39. Also, the Bank has implemented the additional hedge accounting disclosures that are required by the IFRS 9 related amendments to IFRS 7
Financial Instruments: Disclosures
.
The Bank formally documents all hedging relationships and its risk management objective and strategy for undertaking these hedge transactions at inception. The hedge documentation includes identification of the asset, liability, firm commitment or highly probable forecasted transaction being hedged, the nature of the risk being hedged, the hedging instrument used, and the method used to assess the effectiveness of the hedge.
The Bank also formally assesses, both at each hedge’s inception and on an ongoing basis, whether the hedging instruments are highly effective in offsetting changes in fair value or cash flows of the hedged items within an
80-125%
range. This assessment incorporates a comparison of critical terms of the hedged and hedging item, and regression analysis, in order to determine (i) whether the hedge relationship is expected to be highly effective going forward (i.e. prospective effectiveness assessment) and (ii) whether the hedge was actually highly effective for the designated period (i.e. retrospective effectiveness assessment).
Hedge ineffectiveness is measured and recorded in
non-interest
income – other in the Consolidated Statement of Income.
There are three types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

Fair value hedges
For fair value hedges, the change in fair value of the hedging instrument is offset in the Consolidated Statement of Income by the change in fair value of the hedged item attributable to the hedged risk. For hedges that are discontinued, the hedged item is no longer adjusted for changes in fair value. The cumulative fair value adjustment of the hedged item is amortized to interest income over its remaining term to maturity or written off to non-interest
income directly if the hedged item ceases to exist. The Bank uses fair value hedges primarily to convert fixed rate financial instruments to floating rate financial instruments. Hedged items include debt securities, loans, deposit liabilities and subordinated debentures. Hedging instruments include single-currency interest rate swaps and cross-currency interest rate swaps.
Cash flow hedges
For cash flow hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding gains and losses on the hedged item are recognized in income. For hedges that are discontinued, the cumulative unrealized gain or loss recognized in other comprehensive income is reclassified to interest income and/or salaries and employee benefits as the variability in the cash flows of hedged item affects income. However, if the hedged item is derecognized or the forecasted transaction is no longer expected to occur, the unrealized gain or loss is reclassified immediately to non-interest
income and/or salaries and employee benefits. The Bank uses cash flow hedges primarily to hedge the variability in cash flows relating to floating rate financial instruments and highly probable forecasted revenues and expenses. Hedged items include debt securities, loans, deposit liabilities, subordinated debentures and highly probable forecasted transactions. Hedging instruments include single-currency interest rate swaps, cross-currency interest rate swaps, total return swaps, foreign currency forwards and foreign currency assets or liabilities.
Net investment hedges
For net investment hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding cumulative translation adjustments on the hedged net investment are recognized in income. The Bank designates foreign currency liabilities and foreign currency forwards as hedging instruments to manage the foreign currency exposure and impact on capital ratios arising from foreign operations.
Property and equipment
Land is carried at cost. Buildings (including building fittings), equipment, and leasehold improvements are carried at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset less any residual value as follows: buildings – up to 40 years; building fittings – up to 15 years; equipment – 3 to 10 years; and leasehold improvements – lease term determined by the Bank. Depreciation expense is included in the Consolidated Statement of Income under non-interest
expenses – depreciation and amortization. Depreciation methods, useful lives and residual values are reassessed at each financial year-end
and adjusted as appropriate.
When major components of buildings and equipment have different useful lives, they are accounted for separately and depreciated over each component’s estimated useful life.
Net gains and losses on disposal are included in
non-interest
income – other in the Consolidated Statement of Income in the year of disposal.
Assets held for sale
Non-current
non-financial
assets (and disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets meet the criteria for classification as held for sale if they are available for immediate sale in their present condition and their sale is considered highly probable to occur within one year.
Non-current
non-financial
assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell and are presented within other assets in the Consolidated Statement of Financial Position. Any subsequent write-down to fair value less costs to sell is recognized in the Consolidated Statement of Income, in non-interest
income or
non-interest
expense. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative write-down, is also recognized in non-interest
income or
non-interest
expense, together with any realized gains or losses on disposal.
Non-financial
assets acquired in exchange for loans as part of an orderly realization are recorded as assets held for sale or assets held for use. If the acquired asset does not meet the requirement to be considered held for sale, the asset is considered held for use, measured initially at cost which equals the carrying value of the loan and accounted for in the same manner as a similar asset acquired in the normal course of business.
Business combinations and goodwill
The Bank follows the acquisition method of accounting for the acquisition of a business. The Bank considers the date on which control is obtained, and it legally transfers the consideration for the acquired assets and assumed liabilities of the subsidiary, to be the date of acquisition. The cost of an acquisition is measured at the fair value of the consideration paid. The fair value of the consideration transferred by the Bank in a business combination is calculated as the sum of the acquisition date fair value of the assets transferred by the Bank, the liabilities incurred by the Bank to former owners of the acquiree, and the equity interests, including any options, issued by the Bank. The Bank recognizes the acquisition date fair values of any previously held investment in the subsidiary and contingent consideration as part of the consideration transferred in exchange for the acquisition. A gain or loss on any previously held investments of an acquiree is recognized in non-interest
income – other in the Consolidated Statement of Income.
In general, all identifiable assets acquired (including intangible assets) and liabilities assumed (including any contingent liabilities) are measured at the acquisition date fair value. The Bank records identifiable intangible assets irrespective of whether the assets have been recognized by the acquiree before the business combination.
Non-controlling
interests, if any, are recognized at their proportionate share of the fair value of identifiable assets and liabilities, unless otherwise indicated. Where the Bank has an obligation to purchase a non-controlling
interest for cash or another financial asset, a financial liability is recognized based on management’s best estimate of the present value of the redemption amount. Where the Bank has a corresponding option to settle the purchase of a non-controlling
interest by issuing its own common shares, no financial liability is recorded.
Any excess of the cost of acquisition over the Bank’s share of the net fair value of the identifiable assets acquired and liabilities assumed is recorded as goodwill. If the cost of acquisition is less than the fair value of the Bank’s share of the identifiable assets acquired and liabilities assumed, the resulting gain is recognized immediately in non-interest
income – other in the Consolidated Statement of Income.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

During the measurement period (which is within one year from the acquisition date), the Bank may, on a retrospective basis, adjust the amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date.
The Bank accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received.
Subsequent to acquisition, the Bank accounts for the following assets and liabilities recognized in a business combination as described below:

•
Contingent liabilities, until resolved, are measured at the higher of the amount that would be recognized as a provision or the amount initially recognized, with any change recognized in the Consolidated Statement of Income.

•	Indemnification assets are measured on the same basis as the item to which the indemnification relates.
•	Contingent consideration classified as a liability is measured at fair value, with any change recognized in the Consolidated Statement of Income.
•	Liabilities to non-controlling interest holders when remeasured at the end of each reporting period, a corresponding change is recorded in equity.
After initial recognition of goodwill in a business combination, goodwill in aggregate is measured at cost less any accumulated impairment losses. Goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired.
Goodwill is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s group of cash-generating units (CGUs) that is expected to benefit from the combination. CGUs to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal management purposes.
The Bank determines the carrying value of the CGU using a regulatory capital approach based on credit, market, operational risks and leverage, consistent with the Bank’s capital attribution for business line performance measurement. Corporate capital that is not directly attributable is allocated to each CGU on a proportional basis, based on the relative attributed capital prior to the corporate capital allocation. The recoverable amount is the greater of fair value less costs of disposal (FVLCD) and value in use (VIU). If either FVLCD or VIU exceeds the carrying amount, there is no need to determine the other. An impairment loss is recognized if the carrying amount of the CGU exceeds the recoverable amount. An impairment loss on goodwill is not reversed.
FVLCD is the price that would be received from the sale of a CGU in an orderly transaction between market participants, less cost of disposal, at the measurement date. In determining FVLCD, an appropriate valuation model is used which considers various factors, including normalized net income, control premiums and price earnings multiples. These calculations are corroborated by valuation multiples and quoted share prices for publicly traded subsidiaries or other available fair value indicators.
VIU is the present value of the future cash flows expected to be derived from a CGU. The determination of VIU involves judgment in estimating cash flow projections, discount rate and terminal growth rate. The future cash flows are based on management approved budgets and plans which factor in market trends, macroeconomic conditions, forecasted earnings and business strategy for the CGU. The discount rate is based on the cost of capital while the terminal growth rate is based on the long-term growth expectations in the relevant countries.
Intangible assets
Intangible assets represent identifiable
non-monetary
assets and are acquired either separately, through a business combination, or generated internally. The Bank’s intangible assets are mainly comprised of computer software, customer relationships, contract intangibles, core deposit intangibles and fund management contracts.
The cost of a separately acquired intangible asset includes its purchase price and directly attributable costs of preparing the asset for its intended use. Intangibles acquired as part of a business combination are initially recognized at fair value.
In respect of internally generated intangible assets, initial measurement includes all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management.
After initial recognition, an intangible asset is carried at its cost less any accumulated amortization and accumulated impairment losses.
Intangible assets that have finite useful lives are initially measured at cost and amortized on a straight-line basis over their useful lives as follows: computer software – up to 10 years; and other intangible assets – 5 to 20 years. Amortization expense is included in the Consolidated Statement of Income under operating expenses – depreciation and amortization. As intangible assets are non-financial
assets, the impairment model for
non-financial
assets is applied. Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Intangible assets with finite useful lives are only tested for impairment when events or circumstances indicate that the carrying value may be impaired.
Impairment of
non-financial
assets
The carrying amount of the Bank’s
non-financial
assets, other than goodwill, indefinite life intangible assets and deferred tax assets, which are separately addressed, is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, non-financial
assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent from the cash inflows of other assets or groups of assets.
If any indication of impairment exists, the asset’s recoverable amount is estimated. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. The Bank’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.
An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses of continuing operations are recognized in the Consolidated Statement of Income in those expense categories consistent with the nature of the impaired asset. Impairment losses recognized in prior periods are reassessed at each reporting date for any indication that the loss had decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in the Consolidated Statement of Income.
Significant judgment is applied in determining the
non-financial
asset’s recoverable amount and assessing whether certain events or circumstances constitute objective evidence of impairment.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

Corporate income taxes
The Bank follows the balance sheet liability method for corporate income taxes. Under this method, deferred tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences, which are the differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Deferred tax assets are recognized only to the extent it is probable that sufficient taxable profits will be available against which the benefit of these deferred tax assets can be utilized.
Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.
Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where the Bank has both the legal right and the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.
The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. It is possible that additional liability and income tax expense could arise in the future, depending on the acceptance of the Bank’s tax positions by the relevant tax authorities in the jurisdictions in which the Bank operates.
Income tax is recognized in the Consolidated Statement of Income, except where it relates to items recognized in other comprehensive income or directly in equity, in which case income tax is recognized in the same line as the related item.
Leases
At inception of a contract, the Bank assesses whether a contract is, or contains, a lease. A contract is a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. When the Bank is a lessee, it recognizes a right-of-use
(ROU) asset and a lease liability, except for short-term leases for assets that have a lease term of 12 months or less and leases of low value items. For short-term leases and low value items, the Bank recognizes the lease payment associated with these leases as an expense on a straight-line basis over the lease term.
Asset
A ROU is an asset that represents a lessee’s right to use an underlying asset for the lease term. The ROU asset is initially measured at cost, which is based on the initial amount of the lease liability, any direct costs incurred, any lease payments made at or before the commencement date net of lease incentives received and estimated decommissioning costs.
The ROU asset is subsequently measured at cost less accumulated depreciation and accumulated impairment losses, if any. The ROU asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU asset or the end of the lease term. The depreciation is recorded in Depreciation and amortization in the Consolidated Statement of Income. In addition, the ROU asset is adjusted for certain remeasurements of the lease liability.
Liability
At commencement date, the Bank initially measures the lease liability at the present value of the future lease payments, discounted using the Bank’s incremental borrowing rate that takes into account the Bank’s credit risk and economic environment in which the lease is entered. The lease liability is subsequently measured at amortized cost using the effective interest method. It is re-measured
if the Bank changes its assessment of whether it will exercise a purchase, extension or termination option. Interest expense is recorded in Interest expense – other in the Consolidated Statement of Income.
When the lease liability is
re-measured
in this way, a corresponding adjustment is made to the carrying amount of the ROU asset or is recorded in profit or loss if the carrying amount of the right-of-use
asset has been reduced to zero.
Presentation
The Bank presents ROU assets in Property and equipment and lease liabilities in Other liabilities in the Consolidated Statement of Financial Position.
Determining lease term
The Bank’s expectation of exercising the option to renew a lease is determined by assessing if the Bank is “reasonably certain” to exercise that option. The Bank will be reasonably certain to exercise an option when factors create a significant economic incentive to do so. This assessment considers the following criteria: key locations for its branch network, locations on which the Bank has spent significant capital on renovation work, contribution to profit, value of locations based on current economic environment and the remaining term of existing leases.
Provisions
A provision, including for restructuring, is recognized if, as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.
The amount recognized as a provision is the Bank’s best estimate of the consideration required to settle the present obligation, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is considered material, provisions are determined by discounting the expected future cash flows at a pre-tax
rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The increase in the provision due to the passage of time is recorded as interest expense – other in the Consolidated Statement of Income.
Insurance contracts
The Bank identifies its insurance contracts under which it accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. For short duration contracts, the Bank applies the premium allocation approach which requires that the expected premium be recognized into income over the coverage period and a liability for remaining coverage be established to the extent that cash inflows are received earlier than the recognition of premiums into insurance revenue. A liability for incurred claims is established based on expected claims and expenses, with a risk adjustment for non-financial
risk, required to settle past insured events.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

For long duration contracts, the Bank recognizes probability-weighted discounted fulfilment cashflows and a risk adjustment for non-financial
risk for groups of contracts. To the extent that those groups of contracts are expected to be profitable, a contractual service margin liability is recognized on the Consolidated Statement of Financial Position which represents unearned profits that will be recognized in the Consolidated Statement of Income in the future over the life of the contract.
Insurance revenue is earned over the period the Bank provides insurance coverage and as risk is released. For all insurance contracts, losses on onerous contracts are recognized in income immediately.
Guarantees
A guarantee is a contract that contingently requires the Bank to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby letters of credit, letters of guarantee, indemnifications, credit enhancements and other similar contracts. Guarantees that qualify as a derivative are accounted for in accordance with the policy for derivative instruments. For guarantees that do not qualify as a derivative, a liability is recorded for the fair value of the obligation assumed at inception. The fair value of the obligation at inception is generally based on the discounted cash flow of the premium to be received for the guarantee, resulting in a corresponding asset. Subsequent to initial recognition, such guarantees are measured at the higher of the initial amount, less amortization to recognize any fee income earned over the period, and the best estimate of the amount required to settle any financial obligation arising as a result of the guarantee. Any increase in the liability is reported in the Consolidated Statement of Income.
Employee benefits
The Bank provides pension and other benefit plans for eligible employees globally. Pension benefits are offered in the form of defined benefit pension plans (generally based on an employee’s length of service and earnings) and defined contribution pension plans (where the Bank’s contribution is fixed and there is no legal or constructive obligation to pay further amounts). Other benefits provided include post-retirement health care, dental care and life insurance, along with other long-term employee benefits, such as long-term disability benefits.
Defined benefit pension plans and other post-retirement benefit plans
The cost of these employee benefits is actuarially determined each year using the projected unit credit method. The calculation uses management’s best estimate of a number of assumptions, including the discount rate, future compensation, health care costs, mortality, as well as the retirement age of employees. The most significant assumption is the discount rate used to determine the defined benefit obligation, which is set by reference to the yields on high quality corporate bonds that have durations that match the terms of the Bank’s obligations. Separate discount rates are used to determine the annual benefit expense in Canada and the U.S. These rates are determined with reference to the yields on high quality corporate bonds with durations that match the various components of the annual benefit expense. The discount rate used to determine the annual benefit expense for all other plans is the same as the rate used to determine the defined benefit obligation.
The Bank’s net asset or liability in respect of employee benefit plans is calculated separately for each plan as the difference between the present value of future benefits earned in respect of service for prior periods and the fair value of plan assets. The net asset or liability is included in other assets and other liabilities, as appropriate, in the Consolidated Statement of Financial Position. When the net amount in the Consolidated Statement of Financial Position is an asset, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.
The current service cost, net interest expense (income), past service cost (credit), settlement gain (loss) and administrative expense are recognized in net income. Net interest expense (income) is calculated by applying the discount rate to the net defined benefit asset or liability. When the benefits of a plan are improved (reduced), a past service cost (credit) is recognized immediately in net income.
Remeasurements comprising of actuarial gains and losses, the effect of the asset ceiling and the return on plan assets in excess of or less than the interest income on the fair value of assets are recognized immediately in the Consolidated Statement of Financial Position, with a charge or credit to the Statement of Other Comprehensive Income (OCI) in the period in which they occur. Amounts recorded in OCI are not recycled to the Consolidated Statement of Income.
Other long-term employee benefits
Other long-term employee benefits are accounted for similarly to defined benefit pension plans and other post-retirement benefit plans described above, except that remeasurements are recognized in the Consolidated Statement of Income in the period in which they arise.
Defined contribution plans
The costs of such plans are equal to contributions payable by the Bank to employees’ accounts for service rendered during the period and expensed.
Short-term employee benefits
Short-term employee benefits are expensed as the related service is provided and a liability is measured on an undiscounted basis net of payments made.
Interest and similar income and expenses
For all
non-trading
interest-bearing financial instruments, interest income or expense is recorded in net interest income using the effective interest rate. This is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the gross carrying amount of the financial asset or financial liability. The calculation takes into account all the contractual terms of the financial instrument (for example, prepayment options) and includes any fees or incremental costs that are directly attributable to the instrument and are an integral part of the effective interest rate, but not future credit losses.
For trading financial instruments,
mark-to-market
changes including related interest income or expense are recorded in non-interest
income – trading revenues.
The carrying amount of interest-bearing financial instruments, measured at amortized cost or classified as FVOCI, is adjusted if the Bank revises its estimates of payments or receipts. The adjusted carrying amount is calculated based on the original effective interest rate and the change in carrying amount is recorded as non-interest
income in the Consolidated Statement of Income.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

Once the carrying value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognized based on net effective interest rate inherent in the investment.
Loan origination costs are deferred and amortized into interest income using the effective interest method over the expected term of the loan. Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized using the effective interest method over the remaining period of the original mortgage.
Loan syndication fees are deferred and amortized in interest income over the term of the loan where the yield the Bank retains is less than that of the comparable lenders in the syndicate.
Loan commitment fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any incremental costs) and recognized as part of the interest income on the loan. When it is unlikely that a loan will be drawn down, the loan commitment fees are recognized in non-interest
income.
Fee and commission revenues
Revenue is recognized once the Bank’s customer has obtained control of the service. The transfer of control occurs when the Bank’s customer has the ability to direct the use of and obtain the benefits of the banking services and the contractual performance obligation to the customer has been satisfied. The Bank records revenue gross of expenses where it is the principal in performing a service to the customer and net of expenses where the Bank is an agent for these services. The assessment of principal or agent requires judgement on the basis of whether the Bank controls the services before they are transferred to the customer. From time to time, the Bank may receive variable consideration such as performance fees. These fees are only recognized when it is highly probable that the Bank will not need to reverse a significant amount of revenue.
Card revenues include interchange fees, annual fees and other card related fees. Interchange fees are calculated as a percentage of the transaction and are recognized on the transaction date. Annual fees are recognized in income over 12 months. Other card fees are transaction-based and are recognized on the transaction date.
The Bank operates various loyalty points programs, which allow customers to accumulate points when using the Bank’s products and services. Loyalty point liabilities are subject to periodic remeasurement to reflect the expected cost of redemption. Where the customer has the option to redeem points for statement credits, the cost of the loyalty program is presented net of card fees. Where points can only be redeemed for goods or services, interchange revenue allocated to the loyalty rewards is recognized when the rewards are redeemed. Reward costs are recorded in non-interest
expenses.
Banking services fees consist of fees earned on personal, business and government deposit activities. Personal deposit-related fees consist of account maintenance and various transaction-based services. Business and government deposit-related fees consist of commercial deposit and treasury management services and other cash management services. These fees are recognized on the transaction date or over time as services are provided to the customer.
Credit fees include fees earned for providing letters of credit and guarantee, loan commitments, bankers’ acceptances, and for arranging loan syndications. These fees are recognized on the transaction date or over time as services are provided based on contractual agreements with the customer.
Mutual funds fees include management and administration fees which are earned in the Bank’s wealth management business. These fees are calculated as a percentage of the fund’s net asset value and recognized as the service is provided. From time to time, the Bank may also recognize performance fees from some funds. These fees are only recognized to the extent that it is highly probable that a significant reversal of revenue will not occur.
Brokerage fees relate to fees earned for providing full-service and discount brokerage services to clients. These fees are contractually agreed and can be asset-based or linked to individual transactions. Such fees are recognized as the service is provided to clients or on the trade date.
Investment management and trust fees include administration, trust services and other investment services provided to clients. These fees are contractually agreed upon and can be linked to portfolio values or individual transactions. Such fees are recognized as the service is provided to clients to the extent that it is highly probable that a significant reversal of revenue will not occur.
Underwriting and other advisory fees relate to fees earned for services provided to clients in relation to the placement of debt and equities. Such fees also include services to clients for mergers, acquisitions, financial restructurings and other corporate finance activities. These fees are recognized when the service has been performed and/or contractual milestones are completed. Performance and completion fees are variable consideration and generally contingent on the successful completion of a transaction.
Other fees and commissions include commissions earned on the sale of third party insurance products to the Bank’s customers. Such fees and commissions are recognized when the performance obligation is completed.
Fee and commission expenses
Fee and commission expenses relate to transaction and service fees which are expensed as the services are received.
Dividend income
Dividend income on equity securities is recognized when the Bank’s right to receive payment is established, which is on the ex-dividend
date for listed equity securities.
Share-based payments
Share-based payments awarded to employees are recognized as compensation expense in the Consolidated Statement of Income over the vesting period based on the number of awards expected to vest, including the impact of expected forfeitures. For awards that are delivered in tranches, each tranche is considered a separate award and accounted for separately.
Plain vanilla options and other awards that must be settled for shares are classified as equity awards. Equity-classified awards are expensed based on the grant date fair value with a corresponding increase to equity – other reserves in the Consolidated Statement of Financial Position. If an option is exercised, both the exercise price proceeds together with the amount recorded in other reserves is credited to equity – common shares in the Consolidated Statement of Financial Position.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

Stock appreciation rights and other awards that must be settled for cash are classified as liabilities. Liability-classified awards are remeasured to fair value at each reporting date while they remain outstanding, with any changes in fair value recognized in compensation expense in the period. The liability is expensed over the vesting period, which incorporates the remeasurement of the fair value and a revised forfeiture rate that anticipates units expected to vest.
For plain vanilla options and stock appreciation rights, the Bank estimates fair value using an option pricing model. The option pricing model requires inputs such as the exercise price of the option, the current share price, the risk-free interest rate, expected dividends, expected volatility (calculated using an equal weighting of implied and historical volatility) and specific employee exercise behaviour patterns based on statistical data. For other awards, fair value is the quoted market price of the Bank’s common shares at the reporting date.
Where derivatives are used to economically hedge share-based payment expense, related mark-to-market
gains and losses are included in
non-interest
expenses – salaries and employee benefits in the Consolidated Statement of Income.
Dividends on shares
Dividends on common and preferred shares and other equity instruments are recognized as a liability and deducted from equity when they are declared and no longer at the discretion of the Bank.
Segment reporting
Management’s internal view is the basis for the determination of operating segments. The operating segments are those whose operating results are regularly reviewed by the Bank’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance. The Bank has four operating segments: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment. These segments offer different products and services and are managed separately based on the Bank’s management and internal reporting structure.
The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements by the Bank. The only notable accounting measurement difference is the grossing up of revenues which are tax-exempt
and income from associate corporations to an equivalent
before-tax
basis for those affected segments. This change in measurement enables comparison of income arising from taxable and tax-exempt
sources.
Given the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The funding value of assets and liabilities is transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment on an equitable basis using various parameters. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third-party and are eliminated on consolidation.
Earnings per share (EPS)
Basic EPS is computed by dividing net income for the period attributable to the Bank’s common shareholders by the weighted-average number of common shares outstanding during the period.
Diluted EPS is calculated by dividing adjusted net income for the period attributable to common shareholders by the weighted-average number of diluted common shares outstanding for the period. In the calculation of diluted earnings per share, earnings are adjusted for changes in income or expenses that would result from the issuance of dilutive shares. The weighted-average number of diluted common shares outstanding for the period reflects the potential dilution that would occur if options, securities or other contracts that entitle their holders to obtain common shares had been outstanding from the beginning of the period (or a later date) to the end of the period (or an earlier date). Instruments determined to have an antidilutive impact for the period are excluded from the calculation of diluted EPS.
The number of additional shares for inclusion in diluted EPS for share-based payment options is determined using the treasury share method. Under this method, the net number of incremental common shares is determined by assuming that in-the-money
stock options are exercised and the proceeds are used to purchase common shares at the average market price during the period.
The number of additional shares associated with capital instruments that potentially result in the issuance of common shares is based on the terms of the contract. On occurrence of contingencies as specified in the
Non-Viability
Contingent Capital (NVCC) instruments, the number of additional common shares associated with the NVCC subordinated debentures, NVCC subordinated additional Tier 1 capital notes, NVCC limited recourse capital notes and NVCC preferred shares is based on an automatic conversion formula as set out in the respective prospectus supplements.

4	Future Accounting Developments
The Bank actively monitors developments and changes in accounting standards from the IASB, as well as requirements from the other regulatory bodies, including OSFI. The Bank is currently assessing the impact of adoption of new standards issued by the IASB on its consolidated financial statements and also evaluating the alternative elections available on transition.
Effective November 1, 2026
IFRS 9
Financial Instruments
and IFRS 7
Financial Instruments
: Disclosures
– Amendments
On May 30, 2024, the IASB issued “Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)” to address post-implementation review findings of IFRS 9
Financial Instruments
.
The amendments introduce an accounting policy choice to derecognize financial liabilities settled through an electronic payment system before the settlement date upon meeting certain conditions. The amendments clarify the assessment of contractual cash flow characteristics of financial assets based on contingent events, such as interest rates linked to environmental, social and governance (ESG) targets, the treatment of non-recourse
assets, and contractually linked instruments. The amendments introduce new disclosure requirements for financial instruments with contractual terms that can change cash flows due to events not directly related to changes in basic lending risks, such as certain loans subject to ESG targets. Additionally, the amendments change some of the disclosure requirements for equity instruments designated at fair value through other comprehensive income.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

The amendments are effective for the Bank on November 1, 2026, and early adoption is permitted. The Bank is required to apply the amendments retrospectively but is not required to restate prior periods. The Bank is currently assessing the impact of these amendments.
Effective November 1, 2027
IFRS 18
Presentation and Disclosure in Financial Statements
The IASB issued IFRS 18
Presentation and Disclosure in Financial Statements
on April 9, 2024, to replace IAS 1
Presentation of Financial Statements
and is effective for annual periods beginning on or after January 1, 2027. IFRS 18 introduces a defined structure for the presentation of the statement of income, including required totals and subtotals, as well as aggregating and disaggregating principles to categorize financial information. The standard also requires all Management-defined performance measures to be disclosed in the notes to the financial statements.
IFRS 18 will be effective for the Bank on November 1, 2027, with early adoption permitted. The Bank is currently assessing the impact of this new standard.

5	Cash and Deposits with Financial Institutions

As at October 31 ($ millions)	2025		2024
Cash and non-interest-bearing deposits with financial institutions	$10,256		$9,406
Interest-bearing deposits with financial institutions	55,711		54,454
Total	$65,967	(1)	$63,860	(1)

(1)	Net of allowances of $4 (2024 – $3).
The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties. These amounted to $6,759 million (2024 – $5,322 million) and are included above.

6	Fair Value of Financial Instruments
Determination of fair value
The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.
The Bank discloses the classification of all financial instruments carried at fair value in a hierarchy based on the determination of fair value. The best evidence of fair value for a financial instrument is the quoted price in an active market. Fair value based on unadjusted quoted market prices for identical instruments in active markets represents a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.
Independent Price Verification (IPV) is undertaken to assess the accuracy of prices and inputs used in the determination of fair value. The IPV process is performed by price verification groups that are independent of the business. The Bank maintains a list of approved pricing sources that are used in the IPV process. These sources include, but are not limited to, brokers, exchanges and pricing services. The valuation policies relating to the IPV process require that all pricing or rate sources used be external to the Bank. At least annually, an independent assessment of pricing or rate sources is performed to determine the market presence and reliability of market levels.
Quoted prices are not always available for
over-the-counter
(OTC) transactions as well as for transactions in inactive or illiquid markets. OTC transactions are valued using internal models that maximize the use of observable inputs to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When fair value is based on all significant market observable inputs, the valuation is classified as Level 2. Financial instruments traded in a less active market can be valued using indicative market prices, the present value of cash flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales.
Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, significant management judgment is required for valuation methodologies and model inputs. Valuations that require the significant use of unobservable inputs are considered Level 3.
The specific inputs and valuation techniques used in determining the fair value of financial instruments are noted below. For Level 3 instruments, additional information is disclosed in the Level 3 sensitivity analysis on page 173.
The fair values of cash and deposits with banks, securities purchased under resale agreements and securities borrowed, customers’ liability under acceptances, obligations related to securities sold under repurchase agreements and securities lent, acceptances, and obligations related to securities sold short are assumed to approximate their carrying values, either due to their short-term nature or because they are frequently repriced to current market rates.
Trading loans
Trading loans are comprised of loans that serve as hedges to total return swaps, hedges for precious metal certificate liabilities and loans subject to sale through syndication. Trading loans that serve as hedges to loan-based credit total return swaps and precious metals certificate liabilities are valued using consensus prices from Bank approved independent pricing services. The fair value of loans subject to sale through syndication approximates their carrying value due to the short-term nature of these loans.
Government issued or guaranteed securities
The fair values of government issued or guaranteed debt securities are primarily based on unadjusted quoted prices in active markets, where available. Where quoted prices in active markets are not available, the fair value is determined by utilizing recent transaction prices, reliable broker quotes, or pricing services, which derive fair values using only observable valuation inputs, which are significant to the fair values.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

For securities for which quoted prices are not available, the Bank uses a discounted cash flow method, using the effective yield of a similar instrument adjusted for instrument-specific risk factors that are observable inputs such as credit spread and contracted features.
Corporate and other debt
Corporate and other debt securities are valued using unadjusted quoted prices from independent market data providers or third-party broker quotes from an active market. Where direct prices from active markets are not available, the valuation is performed with a yield-based valuation approach. In some instances, interpolated yields of similar bonds are used to price securities. The Bank uses pricing models with observable inputs from market sources such as credit spread, and interest rate curves. These inputs are verified through an IPV process on a monthly basis.
For certain securities where there is no active market, no consensus market pricing and no indicative or executable independent third-party quotes, the Bank uses pricing by third-party providers or internal pricing models and cannot readily observe the significant inputs used to price such instruments.
Mortgage-backed securities
The fair value of residential mortgage-backed securities is primarily determined using broker quotes and independent market data providers. In limited circumstances, an internal price-based model may be used with the unobservable inputs that are significant to the fair value.
Equity securities
The fair value of equity securities is based on unadjusted quoted prices in active markets, where available. Where equity securities are less frequently traded, the most recent exchange-quoted pricing is used to determine fair value.
For private equity securities, where quoted prices in active markets are not readily available, the fair value is determined as a multiple of the underlying earnings or percentage of underlying net asset value obtained from third-party general partner statements.
Derivatives
Fair values of exchange-traded derivatives are based on unadjusted quoted market prices from an active market. Fair values of over-the-counter
(OTC) derivatives or inactive exchange-traded derivatives are determined using pricing models, which take into account observable valuation inputs such as current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions. The determination of the fair value of derivatives includes consideration of credit risk, estimated funding costs and ongoing direct costs over the life of the instruments.
Derivative products valued using a valuation technique with market-observable inputs mainly include interest rate swaps and options, currency swaps and forward foreign exchange contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including foreign exchange spot, forward rates and interest rate curves.
Derivative products valued using a valuation technique with significant unobservable inputs, such as volatility, correlation, and forward curves, may include long dated contracts (interest rate swaps, currency swaps, option contracts, commodity contracts and certain credit default swaps) and other derivative products that reference a basket of assets.
Loans
The estimated fair value of loans carried at amortized cost reflects changes in the general level of interest rates and creditworthiness of borrowers that have occurred since the loans were originated or purchased. The particular valuation methods used are as follows:

•
Canadian fixed rate residential mortgages are fair valued by discounting the expected future contractual cash flows, taking into account expected prepayments and using management’s best estimate of average market interest rates currently offered for mortgages with similar remaining terms.

•	For fixed rate business and government loans, fair value is determined by discounting the expected future contractual cash flows at market interest rates for loans with similar credit risks.
•	For all other fixed rate loans, fair value is determined by discounting the expected future contractual cash flows of these loans at market interest rates.
•	For all floating rate loans fair value is assumed to equal carrying value.
The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk.
Deposits
The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date is assumed to equal carrying value.
The estimated fair values of Canadian personal fixed rate deposits payable on a fixed date are fair valued by discounting the expected future contractual cash outflows, using management’s best estimate of average market interest rates currently offered for deposits with similar remaining terms.
Deposits under the Canada Mortgage Bond (CMB) program are fair valued by discounting expected future contractual cash flows using market observable inputs.
For all other fixed rate deposits, fair value is determined by discounting the expected future contractual cash flows of these deposits at interest rates currently offered for deposits with similar terms.
For structured notes containing embedded features that are bifurcated from plain vanilla notes, the fair value of the embedded derivatives is determined using option pricing models with observable inputs similar to other interest rate or equity derivative contracts.
Certain deposits that are designated at FVTPL are structured notes. Their coupon or repayment terms can be linked to the performance of market parameters such as interest rates, equities, and foreign currencies. The fair value of these structured notes is determined using models which incorporate observable market inputs, such as interest rate curves, equity prices, equity volatility and foreign exchange rates. Some structured notes may have significant unobservable inputs to model valuation such as interest rate volatility and equity correlation.
Obligations related to securities sold short
The fair values of these obligations are based on the fair value of the underlying securities, which can include debt or equity securities. The method used to determine fair value is based on the quoted market prices where available in an active market.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

Subordinated debentures and other liabilities
The fair values of subordinated debentures, including debentures issued by subsidiaries which are included in other liabilities, are determined by reference to quoted market prices where available or market prices for debt with similar terms and risks. The fair values of other liabilities are determined by the discounted contractual cash flow method with appropriate currency swap curves for the remaining term or market prices for instruments with similar terms and risks.
Fair value of financial instruments
The following table sets out the fair values of financial instruments of the Bank using the valuation methods and assumptions described above. The fair values disclosed do not include non-financial
assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	2025		2024
As at October 31 ($ millions)	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:
Cash and deposits with financial institutions	$65,967	$65,967	$63,860	$63,860
Trading assets	152,223	152,223	129,727	129,727
Securities purchased under resale agreements and securities borrowed	203,008	203,008	200,543	200,543
Derivative financial instruments	46,531	46,531	44,379	44,379
Investment securities – FVOCI and FVTPL	126,226	126,226	123,420	123,420
Investment securities – Amortized cost	23,239	23,722	28,422	29,412
Loans	769,900	771,045	757,825	760,829
Customers’ liability under acceptances	177	177	148	148
Other financial assets	28,128	28,128	22,467	22,467
Liabilities:
Deposits	965,925	966,279	941,290	943,849
Financial instruments designated at fair value through profit or loss	47,165	47,165	36,341	36,341
Acceptances	178	178	149	149
Obligations related to securities sold short	38,104	38,104	35,042	35,042
Derivative financial instruments	56,031	56,031	51,260	51,260
Obligations related to securities sold under repurchase agreements and securities lent	189,144	189,144	190,449	190,449
Subordinated debentures	7,749	7,692	7,814	7,833
Other financial liabilities	56,500	56,529	53,342	53,387
Changes in interest rates, credit spreads and liquidity costs are the main cause of changes in the fair value of the Bank’s financial instruments resulting in a favourable or unfavourable variance compared to carrying value. For the Bank’s financial instruments carried at cost or amortized cost, the carrying value is not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For FVOCI investment securities, derivatives and financial instruments measured at FVTPL or designated as fair value through profit or loss, the carrying value is adjusted regularly to reflect the fair value.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

Fair value hierarchy
The following table outlines the fair value hierarchy of instruments carried at fair value on a recurring basis and of instruments not carried at fair value.

	2025				2024
As at October 31 ($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals (1)	$–	$5,156	$–	$5,156	$–	$2,540	$–	$2,540
Trading assets
Loans	–	8,486	1	8,487	–	7,649	–	7,649
Canadian federal government and government guaranteed debt	13,838	1,963	–	15,801	11,229	3,742	–	14,971
Canadian provincial and municipal debt	8,374	3,336	–	11,710	6,228	2,185	–	8,413
U.S. treasury and other U.S. agencies’ debt	9,132	–	–	9,132	15,050	–	–	15,050
Other foreign governments’ debt	1,837	8,451	–	10,288	422	9,932	–	10,354
Corporate and other debt	3,523	6,593	–	10,116	4,940	6,990	4	11,934
Equity securities	83,412	373	12	83,797	59,081	88	21	59,190
Other	–	2,892	–	2,892	–	2,166	–	2,166
	$120,116	$32,094	$13	$152,223	$96,950	$32,752	$25	$129,727
Investment securities (2)
Canadian federal government and government guaranteed debt	$15,143	$7,967	$–	$23,110	$12,739	$8,801	$–	$21,540
Canadian provincial and municipal debt	16,293	4,550	–	20,843	12,823	4,702	–	17,525
U.S. treasury and other U.S. agencies’ debt	42,300	6,736	–	49,036	39,999	6,377	–	46,376
Other foreign governments’ debt	7,099	20,627	–	27,726	3,940	25,346	–	29,286
Corporate and other debt	116	2,892	32	3,040	133	3,359	35	3,527
Equity securities	96	329	2,046	2,471	2,983	317	1,866	5,166
	$81,047	$43,101	$2,078	$126,226	$72,617	$48,902	$1,901	$123,420
Derivative financial instruments
Interest rate contracts	$–	$9,804	$3	$9,807	$–	$11,584	$–	$11,584
Foreign exchange and gold contracts	–	26,411	1	26,412	–	26,004	–	26,004
Equity contracts	816	6,452	161	7,429	150	4,313	44	4,507
Credit contracts	–	269	4	273	–	180	2	182
Commodity contracts	–	2,594	16	2,610	–	2,095	7	2,102
	$816	$45,530	$185	$46,531	$150	$44,176	$53	$44,379
Liabilities:
Deposits (3)	$–	$335	$–	$335	$–	$193	$–	$193
Financial liabilities designated at fair value through profit or loss	–	47,165	–	47,165	–	36,341	–	36,341
Obligations related to securities sold short	34,864	3,240	–	38,104	30,721	4,319	2	35,042

Derivative financial instruments
Interest rate contracts	–	17,181	8	17,189	–	17,895	13	17,908
Foreign exchange and gold contracts	–	25,793	–	25,793	–	25,900	–	25,900
Equity contracts	783	9,288	43	10,114	139	4,687	19	4,845
Credit contracts	–	24	2	26	–	46	1	47
Commodity contracts	–	2,897	12	2,909	–	2,550	10	2,560
	$783	$55,183	$65	$56,031	$139	$51,078	$43	$51,260

Instruments not carried at fair value (4) :
Assets:
Investment securities – amortized cost	$1,548	$21,691	$–	$23,239	$1,127	$27,295	$–	$28,422
Loans (5)	–	–	400,574	400,574	–	–	399,139	399,139

Liabilities:
Deposits (5)	–	392,222	–	392,222	–	411,838	–	411,838
Subordinated debentures	7,345	404	–	7,749	–	7,814	–	7,814
Other liabilities	–	22,098	486	22,584	–	21,563	499	22,062

(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable, less the cost to sell.
(2)	Excludes debt investment securities measured at amortized cost of $23,722 (October 31, 2024 – $29,412).
(3)	These amounts represent embedded derivatives bifurcated from structured note liabilities measured at amortized cost.
(4)	Represents the fair value of financial assets and liabilities where the carrying amount is not a reasonable approximation of fair value.
(5)	Represents fixed rate instruments.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

Level 3 instrument fair value changes
Financial instruments categorized as Level 3 in the fair value hierarchy as at October 31, 2025, comprised of loans, structured corporate bonds, equity securities and derivatives.
The following table summarizes the changes in Level 3 instruments carried at fair value for the year ended October 31, 2025.
All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at October 31, 2025
($ millions)	Fair value November 1 2024	Gains/(losses) recorded in income (1)	Gains/(losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value October 31 2025	Change in unrealized gains/(losses) recorded in income for instruments still held (2)
Trading assets
Loans	$–	$–	$–	$1	$(179)	$179	$1	$–
Corporate and other debt	4	–	–	–	–	(4)	–	–
Equity securities	21	–	–	7	(19)	3	12	1
	25	–	–	8	(198)	178	13	1

Investment securities
Corporate and other debt	35	(5)	–	–	–	2	32	(5)
Equity securities	1,866	148	69	197	(228)	(6)	2,046	141
	1,901	143	69	197	(228)	(4)	2,078	136

Derivative financial instruments – assets
Interest rate contracts	–	2	–	4	(3)	–	3	2	(4)
Foreign exchange and gold contracts	–	–	–	2	–	(1)	1	–
Equity contracts	44	97	–	17	–	3	161	97	(3)
Credit contracts	2	(1)	–	3	–	–	4	(1)
Commodity contracts	7	9	–	–	–	–	16	9

Derivative financial instruments – liabilities
Interest rate contracts	(13)	(10)	–	(5)	22	(2)	(8)	(10	) (4)
Equity contracts	(19)	(15)	–	(26)	–	17	(43)	(15	) (3)
Credit contracts	(1)	1	–	(2)	–	–	(2)	1
Commodity contracts	(10)	(2)	–	–	–	–	(12)	(2)
	10	81	–	(7)	19	17	120	81
Obligations related to securities sold short	(2)	–	–	–	–	2	–	–
Total	$1,934	$224	$69	$198	$(407)	$193	$2,211	$218

(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(2)	These amounts represent the unrealized gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(3)
Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market
changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

(4)
Certain unrealized gains and losses on interest rate derivative contracts are largely offset by mark-to-market changes on embedded derivatives on certain deposit liabilities in the Consolidated Statement of Income.

The following table summarizes the changes in Level 3 instruments carried at fair value for the year ended October 31, 2024.

	As at October 31, 2024
($ millions)	Fair value November 1 2023	Gains/(losses) recorded in income (1)	Gains/(losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value October 31 2024
Trading assets	20	(1)	–	44	(22)	(16)	25
Investment securities	1,749	100	(25)	251	(207)	33	1,901
Derivative financial instruments	15	(11)	–	9	(9)	6	10
Obligations related to securities sold short	–	–	–	–	–	(2)	(2)

(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
Significant transfers
Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability becomes available. The Bank recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
The following significant transfers made between Levels 1 and 2 were based on whether the fair value was determined using quoted market prices from an active market.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

During the year ended October 31, 2025:

•	Trading assets of $620 million, investment securities of $2,310 million and obligations related to securities sold short of $265 million were transferred out of Level 2 into Level 1.
•	Trading assets of $914 million, investment securities of $1,532 million and obligations related to securities sold short of $268 million were transferred out of Level 1 into Level 2.
During the year ended October 31, 2024:

•	Trading assets of $1,867 million, investment securities of $3,010 million and obligations related to securities sold short of $396 million were transferred out of Level 2 into Level 1.
•	Trading assets of $712 million, investment securities of $698 million and obligations related to securities sold short of $6 million were transferred out of Level 1 into Level 2.
There was
no
significant transfer into and out of Level 3 during the year ended October 31, 2025 and October 31, 2024.
Level 3 sensitivity analysis
The table below sets out information about significant unobservable inputs used in measuring financial instruments categorized as Level 3 in the fair value hierarchy.

	Valuation technique	Significant unobservable inputs	Range of estimates for unobservable inputs (1)	Changes in fair value from reasonably possible alternatives ($ millions)

Investment securities		General Partner valuations

Private equity securities (2)	Market comparable	per net asset value	n/a	(84)/84

Derivative financial instruments

Interest rate contracts	Option pricing	Interest rate
	model	volatility	59% - 220%	(1)/1

Equity contracts	Option pricing	Equity volatility	5% - 397%
	model	Equity correlation	(114%) - 114%	(45)/45
Commodity contracts	Discounted cash flow	Forward curves	9% - 15%	(5)/5

(1)	The range of estimates represents the actual lowest and highest level inputs used to fair value financial instruments within each financial statement category.
(2)
The valuation of private equity securities utilizes net asset values as reported by fund managers. Net asset values are not considered observable as the Bank cannot redeem these instruments at such values. The range for net asset values per unit or price per share has not been disclosed for these instruments since the valuations are not model-based.

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.
The following section discusses the significant unobservable inputs for Level 3 instruments.
General Partner (GP) Valuations per Net Asset Value
Net asset values provided by GPs represent the fair value of investments in private equity securities.
Correlation
Correlation becomes an input into equity derivative pricing when the relationship between price movements of two or more of the underlying assets is relevant.
Volatility
Volatility for equity derivatives is a measure of the underlying price fluctuation. Interest rate volatility measures variability of a security yield or interest rate. Historic volatility is often calculated as the annualized standard deviation of daily price or yield variation for a given time period. Implied volatility is such that, when input into an option pricing model, returns a value equal to the current market value of the option.
Forward curves
Monthly forward curves for commodity contracts are required inputs to valuation. A portion of the forward curves are unobservable.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

7	Trading Assets

(a)	Trading securities
An analysis of the carrying value of trading securities is as follows:

As at October 31, 2025 ($ millions)	Remaining term to maturity
	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Trading securities:
Canadian federal government issued or guaranteed debt	$357	$2,143	$7,102	$3,606	$2,593	$–	$15,801
Canadian provincial and municipal debt	1,410	1,545	2,101	1,856	4,798	–	11,710
U.S. treasury and other U.S. agency debt	807	1,628	3,961	1,871	865	–	9,132
Other foreign government debt	670	3,441	4,347	1,406	424	–	10,288
Equity securities	–	–	–	–	–	83,797	83,797
Other	730	1,044	5,591	2,019	732	–	10,116
Total	$3,974	$9,801	$23,102	$10,758	$9,412	$83,797	$140,844
Total by currency (in Canadian equivalent):
Canadian dollar	$2,328	$4,115	$11,627	$6,147	$7,889	$24,118	$56,224
U.S. dollar	920	2,339	8,266	3,711	1,125	44,421	60,782
Mexican peso	408	1,915	1,976	157	161	76	4,693
Other currencies	318	1,432	1,233	743	237	15,182	19,145
Total trading securities	$3,974	$9,801	$23,102	$10,758	$9,412	$83,797	$140,844

As at October 31, 2024 ($ millions)	Remaining term to maturity
	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Trading securities:
Canadian federal government issued or guaranteed debt	$352	$1,646	$6,182	$3,626	$3,165	$–	$14,971
Canadian provincial and municipal debt	920	893	1,774	937	3,889	–	8,413
U.S. treasury and other U.S. agency debt	1,724	2,439	7,237	2,461	1,189	–	15,050
Other foreign government debt	1,458	3,663	3,883	1,046	304	–	10,354
Equity securities	–	–	–	–	–	59,190	59,190
Other	316	2,468	5,792	2,728	623	7	11,934
Total	$4,770	$11,109	$24,868	$10,798	$9,170	$59,197	$119,912
Total by currency (in Canadian equivalent):
Canadian dollar	$1,570	$3,452	$9,779	$5,029	$7,397	$27,688	$54,915
U.S. dollar	1,604	3,643	10,711	4,426	1,570	24,796	46,750
Mexican peso	704	1,714	2,135	101	63	59	4,776
Other currencies	892	2,300	2,243	1,242	140	6,654	13,471
Total trading securities	$4,770	$11,109	$24,868	$10,798	$9,170	$59,197	$119,912

(b)	Trading loans
The following table provides the geographic breakdown of trading loans:

As at October 31 ($ millions)	2025	2024
Trading loans (1)(2)
U.S. (3)	$6,290	$6,154
Europe (3)	434	458
Canada (4)	1,759	980
Other	4	57
Total	$8,487	$7,649

(1)	Geographic segmentation of trading loans is based upon the location of the ultimate risk of the underlying asset.
(2)	Loans are primarily denominated in U.S. dollars.
(3)	Includes trading loans that serve as a hedge to loan-based credit total return swaps.
(4)	Includes trading loans that serve as hedges to total return swaps, hedges for precious metal certificate liabilities and loans subject to sale through syndication.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

8	Financial Instruments Designated at Fair Value Through Profit or Loss
In accordance with its risk management strategy, the Bank has elected to designate certain senior note liabilities at fair value through profit or loss to reduce an accounting mismatch between fair value changes in these instruments and fair value changes in related derivatives, and where a hybrid financial liability contains one or more embedded derivatives that are not closely related to the host contract. Changes in fair value of financial liabilities arising from the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income.
The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted at a benchmark rate.
The following table presents the fair value of financial liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value		Change in fair value (1) Gains/(losses)		Cumulative change in FV (2) Gains/(losses)
	As at		For the year ended
October 31 ($ millions)	2025	2024	2025	2024	2025	2024
Liabilities:
Senior note liabilities (3)	$47,165	$36,341	$(870)	$(4,515)	$3,270	$4,140

(1)	Change in the difference between the contractual maturity amount and the carrying value.
(2)	The cumulative change in fair value is measured from the instrument’s date of initial recognition.
(3)
Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest
income – trading revenues. The offsetting fair value changes from associated derivatives is also recorded in non-interest
income – trading revenues.

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Senior Note Liabilities
($ millions)	Contractual maturity amount	Carrying value	Difference between contractual maturity amount and carrying value	Changes in fair value for the period attributable to changes in own credit risk recorded in other comprehensive income Gains/(losses)	Cumulative changes in fair value attributable to changes in own credit risk (1) Gains/(losses)
As at October 31, 2025	$50,435	$47,165	$3,270	$(693)	$(1,606)
As at October 31, 2024	$40,481	$36,341	$4,140	$(804)	$(913)

(1)	The cumulative change in fair value is measured from the instrument’s date of initial recognition.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

9	Derivative Financial Instruments

(a)	Notional amounts (1)
The following table provides the aggregate notional amounts of derivative financial instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those derivatives designated in hedging relationships. The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. Credit derivatives within other derivative contracts are comprised primarily of purchased and sold credit default swap transactions. To a lesser extent, this category also includes total return swaps referenced to loans and debt securities. Commodity and other contracts includes energy, precious metals other than gold and other commodities.

	2025			2024
As at October 31 ($ millions)	Trading	Hedging	Total	Trading	Hedging	Total
Interest rate contracts
Exchange-traded:
Futures	$763,135	$–	$763,135	$606,019	$–	$606,019
Options purchased	2,686	–	2,686	5,848	–	5,848
Options written	2,545	–	2,545	5,430	–	5,430
	768,366	–	768,366	617,297	–	617,297
Over-the-counter:
Forward rate agreements	315	–	315	215	–	215
Swaps	467,384	58,791	526,175	427,122	53,481	480,603
Options purchased	84,306	–	84,306	45,572	–	45,572
Options written	83,090	–	83,090	49,595	–	49,595
	635,095	58,791	693,886	522,504	53,481	575,985
Over-the-counter (settled through central counterparties):
Forward rate agreements	157,033	–	157,033	86,657	–	86,657
Swaps	8,630,261	344,717	8,974,978	5,694,823	278,314	5,973,137
Options purchased	–	–	–	–	–	–
Options written	–	–	–	–	–	–
	8,787,294	344,717	9,132,011	5,781,480	278,314	6,059,794
Total	$10,190,755	$403,508	$10,594,263	$6,921,281	$331,795	$7,253,076
Foreign exchange and gold contracts
Exchange-traded:
Futures	$18,665	$–	$18,665	$21,952	$–	$21,952
Options purchased	–	–	–	–	–	–
Options written	–	–	–	–	–	–
	18,665	–	18,665	21,952	–	21,952
Over-the-counter:
Spot and forwards	581,518	20,870	602,388	541,732	21,156	562,888
Swaps	869,035	102,579	971,614	771,246	108,558	879,804
Options purchased	32,750	–	32,750	25,135	–	25,135
Options written	46,781	–	46,781	36,390	–	36,390
	1,530,084	123,449	1,653,533	1,374,503	129,714	1,504,217
Over-the-counter (settled through central counterparties):
Spot and forwards	34,708	–	34,708	24,865	–	24,865
Swaps	–	–	–	–	–	–
Options purchased	–	–	–	–	–	–
Options written	–	–	–	–	–	–
	34,708	–	34,708	24,865	–	24,865
Total	$1,583,457	$123,449	$1,706,906	$1,421,320	$129,714	$1,551,034
Other derivative contracts
Exchange-traded:
Equity	$128,297	$–	$128,297	$59,329	$–	$59,329
Credit	–	–	–	–	–	–
Commodity and other contracts	39,897	–	39,897	46,304	–	46,304
	168,194	–	168,194	105,633	–	105,633
Over-the-counter:
Equity	131,393	1,284	132,677	83,455	965	84,420
Credit	20,457	–	20,457	18,086	–	18,086
Commodity and other contracts	40,993	–	40,993	36,596	–	36,596
	192,843	1,284	194,127	138,137	965	139,102
Over-the-counter (settled through central counterparties):
Equity	–	–	–	–	–	–
Credit	7,374	–	7,374	9,069	–	9,069
Commodity and other contracts	501	–	501	251	–	251
	7,875	–	7,875	9,320	–	9,320
Total	$368,912	$1,284	$370,196	$253,090	$965	$254,055
Total notional amounts outstanding	$12,143,124	$528,241	$12,671,365	$8,595,691	$462,474	$9,058,165

(1)	The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

(b)	Remaining term to maturity
The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative financial instruments by type:

As at October 31, 2025 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts
Futures	$617,714	$145,421	$–	$763,135
Forward rate agreements	122,168	34,865	315	157,348
Swaps	4,604,519	3,089,234	1,807,400	9,501,153
Options purchased	66,995	17,710	2,287	86,992
Options written	51,546	21,347	12,742	85,635
	5,462,942	3,308,577	1,822,744	10,594,263
Foreign exchange and gold contracts
Futures	16,134	2,482	49	18,665
Spot and forwards	593,082	37,899	6,115	637,096
Swaps	243,425	489,190	238,999	971,614
Options purchased	25,053	7,183	514	32,750
Options written	37,985	8,230	566	46,781
	915,679	544,984	246,243	1,706,906
Other derivative contracts
Equity	195,981	63,216	1,777	260,974
Credit	16,976	8,308	2,547	27,831
Commodity and other contracts	61,121	20,102	168	81,391
	274,078	91,626	4,492	370,196
Total	$6,652,699	$3,945,187	$2,073,479	$12,671,365

As at October 31, 2024 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts
Futures	$478,886	$127,133	$–	$606,019
Forward rate agreements	85,447	1,217	208	86,872
Swaps	2,190,218	2,760,062	1,503,460	6,453,740
Options purchased	30,562	18,095	2,763	51,420
Options written	23,960	19,897	11,168	55,025
	2,809,073	2,926,404	1,517,599	7,253,076
Foreign exchange and gold contracts
Futures	16,289	5,663	–	21,952
Spot and forwards	543,486	38,039	6,228	587,753
Swaps	210,318	455,694	213,792	879,804
Options purchased	18,121	6,788	226	25,135
Options written	28,533	7,662	195	36,390
	816,747	513,846	220,441	1,551,034
Other derivative contracts
Equity	103,234	39,521	994	143,749
Credit	12,661	9,553	4,941	27,155
Commodity and other contracts	57,307	25,467	377	83,151
	173,202	74,541	6,312	254,055
Total	$3,799,022	$3,514,791	$1,744,352	$9,058,165

(c)	Credit risk
As with other financial assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of other financial assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument.
Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, exposure to credit risk of derivatives is represented by the positive fair value of the instrument.
Negotiated
over-the-counter
derivatives generally present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.
The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and investment grade counterparties account for a significant portion of the credit risk exposure arising from the Bank’s derivative transactions as at October 31, 2025. To control credit risk associated with derivatives, the Bank uses similar credit risk management activities and procedures to the approaches used in the lending business in assessing and adjudicating exposure. The Bank utilizes a risk metric, potential future exposure (PFE) for derivatives, to measure

2025 Scotiabank Annual Report
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Consolidated Financial Statements

utilization against established credit limits to the counterparty. PFE measures the effect that changes in the market have on derivative exposures throughout the lifetime of the counterparties’ trades. Additionally, PFE considers risk mitigants such as netting and collateralization. PFE limits and utilization for derivatives counterparties are authorized and monitored by the Bank’s risk management unit.
The Bank obtains the benefit of netting by entering into master netting arrangements with counterparties (typically industry standard International Swaps and Derivatives Association (ISDA) agreements), which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. In this manner, the credit risk associated with favourable contracts is eliminated by the master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.
Collateralization is typically documented by way of an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market
exposure exceeds an agreed upon threshold. Such variation margin provisions can be one way (only one party will ever post collateral) or bi-lateral
(either party may post collateral depending upon which party is in-the-money).
The CSA will also detail the types of collateral that are acceptable to each party, and the adjustments that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 90 of the 2025 Annual Report).
Derivative instruments used by the Bank include credit derivatives in its investment and loan portfolios: credit protection is sold as an alternative to acquiring exposure to bond or loan assets, and bought to manage or mitigate credit exposures.
The following table summarizes the credit exposure of the Bank’s derivative financial instruments. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts. CRA takes into account master netting or collateral arrangements that have been made
1
. CRA does not reflect actual or expected losses.
The credit equivalent amount (CEA) is the exposure at default (EAD) prescribed in the Capital Adequacy Requirements (CAR) Guidelines of the Office of the Superintendent of Financial Institutions (OSFI). The risk-weighted asset is calculated by multiplying the CEA by the capital requirement (K) times 12.5, where K is a function of the probability of default (PD), loss given default (LGD), maturity and prescribed correlation factors. Commodity and other contracts includes energy, precious metals other than gold, and other commodities.

	2025				2024
As at October 31 ($ millions)	Notional amount	Credit risk amount (CRA) (1)	Credit equivalent amount (CEA) (1)	Risk- Weighted Assets	Notional amount	Credit risk amount (CRA) (1)	Credit equivalent amount (CEA) (1)	Risk- Weighted Assets
Interest rate contracts
Futures	$763,135	$–	$73	$3	$606,019	$–	$27	$1
Forward rate agreements	157,348	61	38	22	86,872	70	88	57
Swaps	9,501,153	2,769	4,402	1,123	6,453,740	4,052	4,157	876
Options purchased	86,992	18	163	51	51,420	13	229	56
Options written	85,635	–	31	6	55,025	–	16	4
	10,594,263	2,848	4,707	1,205	7,253,076	4,135	4,517	994
Foreign exchange and gold contracts
Futures	18,665	–	891	18	21,952	–	354	7
Spot and forwards	637,096	1,741	5,758	1,417	587,753	1,560	4,868	1,168
Swaps	971,614	53	9,603	2,132	879,804	40	7,965	1,472
Options purchased	32,750	399	592	210	25,135	343	633	214
Options written	46,781	–	52	13	36,390	–	19	4
	1,706,906	2,193	16,896	3,790	1,551,034	1,943	13,839	2,865
Other derivative contracts
Equity	260,974	1,726	12,157	2,115	143,749	1,586	10,848	1,742
Credit	27,831	105	131	50	27,155	107	141	29
Commodity and other contracts	81,391	1,807	3,419	452	83,151	1,098	3,259	487
	370,196	3,638	15,707	2,617	254,055	2,791	14,248	2,258
Credit Valuation Adjustment	–	–	–	5,394	–	–	–	4,631
Total derivatives	$12,671,365	$8,679	$37,310	$13,006	$9,058,165	$8,869	$32,604	$10,748
Amount settled through central counterparties (2)
Exchange-traded	955,225	–	5,175	122	744,882	–	5,158	117
Over-the-counter	9,174,594	–	861	17	6,093,979	–	1,063	21
	$10,129,819	$–	$6,036	$139	$6,838,861	$–	$6,221	$138

(1)
The amounts presented are net of collateral and master netting agreements at the product level. The total amounts relating to netting and collateral were $37,853 (2024 – $35,510) for CRA, and $102,031 (2024 – $87,284) for CEA.

(2)	Amounts are included under total derivatives above. Amounts include exposures settled directly through central counterparties and exposures settled through clearing members of central counterparties.

1	Regulatory haircuts prescribed by the OSFI CAR Guidelines are applied to the collateral balances of the CRA measure.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

(d)	Fair value
The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives designated in hedging relationships.

As at October 31 ($ millions)	2025		2025		2024
	Average fair value		Year-end fair value		Year-end fair value (1)
	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable
Trading
Interest rate contracts
Forward rate agreements	$90	$69	$61	$91	$70	$72
Swaps	7,398	11,440	6,865	10,294	7,767	9,357
Options	454	500	261	443	803	496
	7,942	12,009	7,187	10,828	8,640	9,925
Foreign exchange and gold contracts
Forwards	6,568	5,929	6,726	5,332	6,672	5,482
Swaps	11,439	13,833	11,107	14,814	11,110	14,272
Options	604	575	538	494	492	446
	18,611	20,337	18,371	20,640	18,274	20,200
Other derivative contracts
Equity	5,582	7,543	7,350	10,114	4,469	4,844
Credit	230	28	273	26	182	47
Commodity and other contracts	2,516	3,545	2,610	2,909	2,102	2,560
	8,328	11,116	10,233	13,049	6,753	7,451
Trading derivatives’ market valuation	$34,881	$43,462	$35,791	$44,517	$33,667	$37,576
Hedging
Interest rate contracts
Swaps			$2,620	$6,361	$2,944	$7,983
Foreign exchange and gold contracts
Forwards			46	847	410	255
Swaps			7,995	4,306	7,320	5,445
			$8,041	$5,153	$7,730	$5,700
Other derivative contracts
Equity			$79	$–	$38	$1
Hedging derivatives’ market valuation			$10,740	$11,514	$10,712	$13,684
Total derivative financial instruments as per Statement of Financial Position			$46,531	$56,031	$44,379	$51,260

(1)
The average fair value of trading derivatives’ market valuation for the year ended October 31, 2024 was: favourable $29,999 and unfavourable $32,133. Average fair value amounts are based on the latest 13 month-end
balances.

(e)	Hedging activities
The Bank manages interest rate risk, foreign currency risk and equity risk through hedge accounting transactions.
Interest rate risk
Single-currency interest rate swaps are used to hedge interest rate risk exposure. In fair value hedges of interest rate risk, the interest rate exposure from fixed rate assets and liabilities is converted from fixed to floating rate exposure. In cash flow hedges of interest rate risk, the interest rate exposure from floating rate assets and liabilities is converted from floating to fixed rate exposure. The Bank generally hedges interest rate risk only to the extent of benchmark interest rates.
Foreign currency risk
In fair value hedges, cross-currency swaps and single-currency interest rate swaps are used to manage foreign currency exposure in conjunction with interest rate exposure. Cross-currency interest rate swaps or a combination of cross-currency basis swaps and single-currency interest rate swaps are mainly used to convert a foreign currency fixed rate exposure to a functional currency floating rate exposure. In hedges of both foreign currency and interest rate exposure, the interest rate risk is generally hedged only to the extent of the benchmark interest rate.
In cash flow hedges, cross-currency interest rate swaps, single-currency interest rate swaps, foreign currency forwards and foreign currency assets or liabilities are used to manage foreign currency exposure, or a combined foreign currency and interest rate exposure. Cross-currency interest rate swaps are used to offset the foreign currency exposure by exchanging the interest cash flows in one currency to another currency. Single-currency interest rate swaps may be used in conjunction with cross-currency swaps to convert the foreign currency exposure or resulting functional currency exposure from floating to fixed. Foreign currency forwards and foreign currency denominated assets and liabilities are used to offset the exposure arising from highly probable future cash flows, including purchase considerations for business acquisitions and sale proceeds for business divestitures that are denominated in a foreign currency. In hedges of both foreign currency and interest rate exposure, the interest rate risk is generally hedged only to the extent of the benchmark interest rate.
In net investment hedges, the Bank designates foreign currency liabilities and foreign currency forwards as hedging instruments to manage foreign currency exposure. The designated non-derivative
liabilities are denominated in the functional currency of the net investment, such that the foreign currency translation impact from the net investment will be offset by the foreign currency impact from the designated liabilities. The foreign currency forward contracts are structured to sell the functional currency of the net investment in return for the Bank’s functional currency.
Equity risk
Equity risk is created by the Bank’s share-based compensation plans awarded to employees. In cash flow hedges, total return swaps are mainly used to offset the equity exposure by exchanging interest payments for payments based on the returns on the underlying shares.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

For all of the risks identified above, the economic relationship and hedge ratio are determined using a qualitative and quantitative assessment. This assessment incorporates comparison of critical terms of the hedged and hedging item, and regression analysis. For regression analysis, a hedging relationship is considered highly effective when all of the following criteria are met: correlation between the variables in the regression is at least 0.8 or greater; slope of the regression is within a
0.8-1.25
range; and confidence level of the slope is at least 95%. The main sources of hedge ineffectiveness include the following:

•	The use of different discount curves to value the hedged item and the hedging derivative in fair value hedges, in order to reflect the reduced credit risk of collateralized derivatives;
•	Differences in key terms such as the underlying reference interest rate tenor, reset/settlement frequency and floating spread between the hedging instruments and the hedged item.
The Bank has elected to continue to apply the hedge accounting requirements of IAS 39. However, the Bank has implemented the additional hedge accounting disclosures that are required by the IFRS 9 related amendments to IFRS 7 “
Financial Instruments: Disclosures
”.
The following table summarizes the notional amounts of derivatives and carrying amounts of cash and deposit liabilities designated as hedging instruments.

	2025				2024
	Notional amounts (1)				Notional amounts (1)
	Remaining term to maturity				Remaining term to maturity
As at October 31 ($ millions)	Within one year	One to five years	Over five years	Total	Within one year	One to five years	Over five years	Total
Fair value hedges
Interest rate risk – swaps	$53,192	$155,430	$31,966	$240,588	$32,689	$137,123	$25,427	$195,239
Foreign currency/interest rate risk – swaps	–	420	–	420	–	–	–	–

Cash flow hedges
Interest rate risk – swaps	57,151	73,038	9,315	139,504	29,411	72,802	13,160	115,373
Foreign currency/interest rate risk – swaps	6,542	16,892	5,485	28,919	5,516	19,291	4,359	29,166
Foreign currency risk
Swaps	44,824	88,035	15,142	148,001	50,198	93,095	19,808	163,101
Foreign currency forwards	266	–	–	266	–	–	–	–
Cash	92	–	–	92	74	–	–	74
Equity risk – total return swaps	576	708	–	1,284	278	687	–	965

Net investment hedges
Foreign currency risk
Foreign currency forwards	20,604	–	–	20,604	21,156	–	–	21,156
Deposit liabilities	6,287	–	–	6,287	7,571	–	–	7,571
Total	$189,534	$334,523	$61,908	$585,965	$146,893	$322,998	$62,754	$532,645

(1)	Notional amounts relating to derivatives that are hedging multiple risks in both assets and liabilities are included in more than one category.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

The following table shows the average rate or price of significant hedging instruments.

	2025			2024
	Average rate or price (1)			Average rate or price (1)
As at October 31	Fixed interest rate	FX rate	Price	Fixed interest rate	FX rate	Price
Fair value hedges
Interest rate risk – swaps	2.98%	n/a	n/a	3.16%	n/a	n/a

Cash flow hedges
Interest rate risk – swaps	3.26%	n/a	n/a	3.16%	n/a	n/a
Foreign currency/interest rate risk – swaps
USD-CAD	2.00%	1.31	n/a	1.89%	1.30	n/a
Foreign currency risk
Swaps
USD-CAD	n/a	1.34	n/a	n/a	1.31	n/a
EUR-CAD	n/a	1.47	n/a	n/a	1.46	n/a
GBP-CAD	n/a	1.74	n/a	n/a	1.70	n/a
Equity price risk – total return swaps	n/a	n/a	$68.85	n/a	n/a	$69.11

Net investment hedges
Foreign currency risk – foreign currency forwards
USD-CAD	n/a	1.37	n/a	n/a	1.35	n/a
CLP-CAD	n/a	0.0014	n/a	n/a	0.0014	n/a
MXN-CAD	n/a	0.07	n/a	n/a	0.07	n/a
PEN-CAD	n/a	0.38	n/a	n/a	0.36	n/a

(1)	The notional weighted average rate or price is calculated in aggregate for all of the Bank’s hedge relationships, including hedges of assets and liabilities.
For fair value hedges, the following table contains information related to items designated as hedging instruments, hedged items and ineffectiveness.

	Carrying amount of the hedging instruments (1)		Hedge Ineffectiveness (2)				Accumulated amount of fair value hedge adjustment gains/ (losses) on the hedged item (4)
For the year ended October 31, 2025 ($ millions)	Assets	Liabilities	Gains/ (losses) on hedging instrument used to calculate hedge ineffectiveness	Gains/ (losses) on hedged item used to calculate hedge ineffectiveness	Ineffectiveness recorded in non-interest income – other	Carrying amount of the hedged item (3)	Active hedges	Discontinued hedges
Fair value hedges
Interest rate risk – swaps	$1,542	$(2,408)	$73	$(95)	$(22)
Investment securities			(493)	481	(12)	$79,836	$1,519	$(679)
Loans			(402)	388	(14)	109,149	287	112
Deposit liabilities			906	(902)	4	(72,001)	90	212
Subordinated debentures			62	(62)	–	(4,131)	(41)	–

Foreign currency/interest
rate risk – swaps	–	(23)	6	(6)	–	(432)	(6)	–
Deposit liabilities	–	(23)	6	(6)	–	(432)	(6)	–
Total	$1,542	$(2,431)	$79	$(101)	$(22)	$112,421	$1,849	$(355)

(1)	Comprises unrealized gains/losses and are recorded within derivative financial instruments in assets and liabilities, respectively, in the Consolidated Statement of Financial Position.
(2)	Includes ineffectiveness related to hedges discontinued during the year ended October 31, 2025.
(3)
This represents the carrying value on the Consolidated Statement of Financial Position and comprises amortized cost before allowance for credit losses, plus fair value hedge adjustment, except for investment securities which are carried at fair value.

(4)	This represents the accumulated fair value hedge adjustment and is a component of the carrying amount of the hedged item, except for investment securities which are carried at fair value.

	Carrying amount of the hedging instruments (1)		Hedge Ineffectiveness (2)				Accumulated amount of fair value hedge adjustment gains/ (losses) on the hedged item (4)
For the year ended October 31, 2024 ($ millions)	Assets	Liabilities	Gains/ (losses) on hedging instrument used to calculate hedge ineffectiveness	Gains/ (losses) on hedged item used to calculate hedge ineffectiveness	Ineffectiveness recorded in non-interest income – other	Carrying amount of the hedged item (3)	Active hedges	Discontinued hedges
Fair value hedges
Interest rate risk – swaps	$2,064	$(2,672)	$(197)	$160	$(37)
Investment securities			(1,493)	1,484	(9)	$72,595	$1,274	$(1,392)
Loans			(876)	851	(25)	91,354	(35)	(268)
Deposit liabilities			1,955	(1,959)	(4)	(71,363)	986	446
Subordinated debentures			217	(216)	1	(4,293)	21	(1)
Total	$2,064	$(2,672)	$(197)	$160	$(37)	$88,293	$2,246	$(1,215)

(1)	Comprises unrealized gains/losses and are recorded within derivative financial instruments in assets and liabilities, respectively, in the Consolidated Statement of Financial Position.
(2)	Includes ineffectiveness related to hedges discontinued during the year ended October 31, 2024.
(3)
This represents the carrying value on the Consolidated Statement of Financial Position and comprises amortized cost before allowance for credit losses, plus fair value hedge adjustment, except for investment securities which are carried at fair value.

(4)	This represents the accumulated fair value hedge adjustment and is a component of the carrying amount of the hedged item, except for investment securities which are carried at fair value.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

For cash flow hedges and net investment hedges, the following table contains information related to items designated as hedging instruments, hedged items and ineffectiveness.

	Carrying amount of the hedging instruments (1)		Hedge Ineffectiveness (2)
For the year ended October 31, 2025 ($ millions)	Assets	Liabilities	Gains/(losses) on hedging instrument used to calculate hedge ineffectiveness	Gains/(losses) on hypothetical derivative used to calculate hedge ineffectiveness (3)	Ineffectiveness recorded in non-interest income – other (4)
Cash flow hedges
Interest rate risk – swaps	$1,969	$(3,746)	$171	$169	$(5)
Foreign currency/interest rate risk – swaps	200	(1,949)	173	166	5
Foreign currency risk
Swaps	6,904	(2,541)	3,242	3,259	(9)
Foreign currency forwards	–	(7)	(3)	(3)	–
Cash	92	–	(12)	(12)	–
Equity risk – total return swaps	79	–	357	357	–
	9,244	(8,243)	3,928	3,936	(9)
Net investment hedges
Foreign currency risk
Foreign currency forwards	46	(840)	(1,294)	(1,294)	–
Deposit liabilities	n/a	(6,287)	(67)	(66)	–
	46	(7,127)	(1,361)	(1,360)	–
Total	$9,290	$(15,370)	$2,567	$2,576	$(9)

(1)
Comprises unrealized gains/losses for derivative instruments and are recorded within derivative financial instruments in assets and liabilities, respectively, in the Consolidated Statement of Financial Position.

(2)	Includes ineffectiveness related to hedges discontinued during the year ended October 31, 2025.
(3)	For cash flow hedges, hypothetical derivatives having critical terms which match those of the underlying hedged item are used to assess hedge ineffectiveness.
(4)
For cash flow hedges, ineffectiveness is only recognized in the Consolidated Statement of Income when the life-to-date cumulative change in the hedging instrument exceeds the cumulative change in the hypothetical derivative.

	Carrying amount of the hedging instruments (1)		Hedge Ineffectiveness (2)
For the year ended October 31, 2024 ($ millions)	Assets	Liabilities	Gains/(losses) on hedging instrument used to calculate hedge ineffectiveness	Gains/(losses) on hypothetical derivative used to calculate hedge ineffectiveness (3)	Ineffectiveness recorded in non-interest income – other (4)
Cash flow hedges
Interest rate risk – swaps	$1,865	$(4,699)	$1,775	$1,774	$29
Foreign currency/interest rate risk – swaps	245	(2,407)	1,363	1,369	7
Foreign currency risk
Swaps	6,090	(3,650)	1,826	1,787	10
Foreign currency forwards	–	–	5	5	–
Cash	74	–	9	9	–
Equity risk – total return swaps	38	(1)	263	263	–
	8,312	(10,757)	5,241	5,207	46
Net investment hedges
Foreign currency risk
Foreign currency forwards	410	(255)	178	178	–
Deposit liabilities	n/a	(7,571)	(62)	(62)	–
	410	(7,826)	116	116	–
Total	$8,722	$(18,583)	$5,357	$5,323	$46

(1)
Comprises unrealized gains/losses for derivative instruments and are recorded within derivative financial instruments in assets and liabilities, respectively, in the Consolidated Statement of Financial Position.

(2)	Includes ineffectiveness related to hedges discontinued during the year ended October 31, 2024.
(3)	For cash flow hedges, hypothetical derivatives having critical terms which match those of the underlying hedged item are used to assess hedge ineffectiveness.
(4)
For cash flow hedges, ineffectiveness is only recognized in the Consolidated Statement of Income when the life-to-date
cumulative change in the hedging instrument exceeds the cumulative change in the hypothetical derivative.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

For cash flow hedges and net investment hedges, the following table contains information regarding the impacts on the Consolidated Statement of Other Comprehensive Income on a
pre-tax
basis.

	AOCI gains/ (losses) as at November 1, 2024	Net gains/ (losses) recognized in OCI	Amount reclassified to net income as the hedged item affects net income (1)	AOCI gains/ (losses) as at October 31, 2025	Balance in cash flow hedge reserve/unrealized foreign currency translation account as at October 31, 2025
For the year ended October 31, 2025 ($ millions)					Active hedges	Discontinued hedges
Cash flow hedges
Interest rate risk	$(1,176)	$176	$742	$(258)	$332	$(590)
Foreign currency/interest rate risk	(699)	168	249	(282)	(296)	14
Foreign currency risk	(1,197)	3,236	(3,165)	(1,126)	(1,102)	(24)
Equity risk	57	357	(319)	95	95	–
	(3,015)	3,937	(2,493)	(1,571)	(971)	(600)
Net investment hedges
Foreign currency risk	(3,175)	(1,361)	139	(4,397)	(4,326)	(71)
Total	$(6,190)	$2,576	$(2,354)	$(5,968)	$(5,297)	$(671)

(1)	Amounts reclassified from the cash flow hedge and net investment hedge reserves to net income are recorded in non-interest income-other except for amortization, which is recorded in interest income.

	AOCI gains/ (losses) as at November 1, 2023	Net gains/ (losses) recognized in OCI	Amount reclassified to net income as the hedged item affects net income (1)	AOCI gains/ (losses) as at October 31, 2024	Balance in cash flow hedge reserve/unrealized foreign currency translation account as at October 31, 2024
For the year ended October 31, 2024 ($ millions)					Active hedges	Discontinued hedges
Cash flow hedges
Interest rate risk	$(3,480)	$1,746	$558	$(1,176)	$(490)	$(686)
Foreign currency/interest rate risk	(2,007)	1,356	(48)	(699)	(733)	34
Foreign currency risk	(703)	1,830	(2,324)	(1,197)	(1,158)	(39)
Equity risk	(20)	263	(186)	57	57	–
	(6,210)	5,195	(2,000)	(3,015)	(2,324)	(691)
Net investment hedges
Foreign currency risk	(4,061)	116	770	(3,175)	(3,102)	(73)
Total	$(10,271)	$5,311	$(1,230)	$(6,190)	$(5,426)	$(764)

(1)	Amounts reclassified from the cash flow hedge and net investment hedge reserves to net income are recorded in non-interest income-other except for amortization, which is recorded in interest income.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

10	Offsetting Financial Assets and Financial Liabilities
The Bank is eligible to present certain financial assets and financial liabilities as listed in the table below on a net basis on the Consolidated Statement of Financial Position pursuant to criteria described in Note 3 – Material accounting policies.
The following tables provide information on the impact of offsetting on the Bank’s Consolidated Statement of Financial Position, as well as the financial impact of netting for instruments that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for offsetting in the Consolidated Statement of Financial Position, as well as available cash and financial instrument collateral.

As at October 31, 2025 ($ millions)
Types of financial assets	Gross amounts of recognized financial instruments	Gross amounts of recognized financial instruments offset in the Consolidated Statement of Financial Position	Net amounts of financial instruments presented in the Consolidated Statement of Financial Position	Related amounts not offset in the Consolidated Statement of Financial Position
				Impact of master netting arrangements or similar agreements (1)	Collateral (2)(4)	Net amount (3)
Derivative financial instruments	$46,531	$–	$46,531	$(32,293)	$(5,783)	$8,455
Securities purchased under resale agreements and securities borrowed	334,972	(131,964)	203,008	(16,221)	(184,376)	2,411
Total	$381,503	$(131,964)	$249,539	$(48,514)	$(190,159)	$10,866

Types of financial liabilities
Derivative financial instruments	$56,031	$–	$56,031	$(32,293)	$(13,976)	$9,762
Obligations related to securities sold under repurchase agreements and securities lent	321,108	(131,964)	189,144	(16,221)	(168,607)	4,316
Total	$377,139	$(131,964)	$245,175	$(48,514)	$(182,583)	$14,078

As at October 31, 2024 ($ millions)
Types of financial assets	Gross amounts of recognized financial instruments	Gross amounts of recognized financial instruments offset in the Consolidated Statement of Financial Position	Net amounts of financial instruments presented in the Consolidated Statement of Financial Position	Related amounts not offset in the Consolidated statement of Financial Position
				Impact of master netting arrangements or similar agreements (1)	Collateral (2)(4)	Net amount (3)
Derivative financial instruments	$44,379	$–	$44,379	$(29,949)	$(5,559)	$8,871
Securities purchased under resale agreements and securities borrowed	318,531	(117,988)	200,543	(19,551)	(178,816)	2,176
Total	$362,910	$(117,988)	$244,922	$(49,500)	$(184,375)	$11,047

Types of financial liabilities
Derivative financial instruments	$51,260	$–	$51,260	$(29,949)	$(11,565)	$9,746
Obligations related to securities sold under repurchase agreements and securities lent	308,437	(117,988)	190,449	(19,551)	(166,734)	4,164
Total	$359,697	$(117,988)	$241,709	$(49,500)	$(178,299)	$13,910

(1)
Amounts that are subject to master netting arrangements or similar agreements but were not offset in the Consolidated Statement of Financial Position because they did not meet the net settlement/simultaneous settlement criteria; or because the rights of set off are conditional upon the default of the counterparty only.

(2)
Cash and financial instrument collateral amounts received or pledged in relation to the total amounts of financial assets and financial liabilities, including those that were not offset in the Consolidated Statement of Financial Position. These amounts are disclosed at fair value and the rights of set off are conditional upon the default of the counterparty.

(3)	Not intended to represent the Bank’s actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to offsetting and collateral arrangements.
(4)
Derivative financial instruments assets include cash collateral of $4,774 million (2024 – $4,505 million) and non-cash
collateral of $1,009 million (2024 – $1,054 million). Derivative financial instruments liabilities include cash collateral of $11,750 million (2024 – $10,847 million) and non-cash
collateral of $2,226 million (2024 – $718 million).

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

11	Investment Securities
The following table presents the carrying amounts of the Bank’s investment securities per measurement category.

As at October 31 ($ millions)	2025	2024
Debt investment securities measured at FVOCI	$123,732	$118,226
Debt investment securities measured at amortized cost	23,722	29,412
Equity investment securities designated at FVOCI	398	3,162
Equity investment securities measured at FVTPL	2,073	2,004
Debt investment securities measured at FVTPL	23	28
Total investment securities	$149,948	$152,832

(a)	Debt investment securities measured at fair value through other comprehensive income (FVOCI)

	2025				2024
As at October 31 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$22,815	$359	$64	$23,110	$21,473	$219	$152	$21,540
Canadian provincial and municipal debt	20,490	430	77	20,843	17,500	234	209	17,525
U.S. treasury and other U.S. agency debt	49,111	483	558	49,036	47,156	214	994	46,376
Other foreign government debt	27,570	358	202	27,726	29,505	181	400	29,286
Other debt	3,007	31	21	3,017	3,514	22	37	3,499
Total	$122,993	$1,661	$922	$123,732	$119,148	$870	$1,792	$118,226

(b)	Debt investment securities measured at amortized cost

	2025		2024
As at October 31 ($ millions)	Fair Value	Carrying value (1)	Fair Value	Carrying value (1)
Canadian federal and provincial government issued or guaranteed debt	$5,553	$5,467	$8,722	$8,721
U.S. treasury and other U.S. agency debt	15,178	15,758	17,440	18,440
Other foreign government debt	2,285	2,281	2,044	2,041
Corporate debt	223	216	216	210
Total	$23,239	$23,722	$28,422	$29,412

(1)	Balances are net of allowances, which are $1 (2024 – $1).

(c)	Equity investment securities designated at fair value through other comprehensive income (FVOCI)
The Bank has designated certain equity securities at FVOCI shown in the following table as these investments are held for strategic purposes.

As at October 31, 2025 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$178	$221	$1	$398
Total	$178	$221	$1	$398

As at October 31, 2024 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$2,522	$713	$73	$3,162
Total	$2,522	$713	$73	$3,162
Dividend income on equity securities designated at FVOCI of $47 million for the year ended October 31, 2025 (2024 – $122 million) has been recognized in interest income.
During the year ended October 31, 2025, the Bank has disposed of certain equity securities designated at FVOCI with a fair value of $1,839 million (2024 – $938 million) for economic reasons and according to its investment strategy. These dispositions have resulted in a cumulative gain of $512 million (2024 – cumulative gain of $21 million) that remains in OCI.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

(d)	An analysis of the carrying value of investment securities is as follows:

	Remaining term to maturity
As at October 31, 2025 ($ millions)	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Fair value through other comprehensive income
Debt instruments
Canadian federal government issued or guaranteed debt	$774	$3,596	$11,408	$6,505	$827	$–	$23,110
Yield (1) %	4.0	3.1	3.5	3.5	3.8	–	3.5
Canadian provincial and municipal debt	578	2,200	6,841	11,091	133	–	20,843
Yield (1) %	2.6	2.3	3.6	3.8	4.0	–	3.6
U.S. treasury and other U.S. agency debt	694	10,216	28,156	3,240	6,730	–	49,036
Yield (1) %	3.9	3.0	4.0	3.7	4.3	–	3.8
Other foreign government debt	3,884	5,054	14,192	4,312	284	–	27,726
Yield (1) %	2.8	4.2	4.9	5.2	3.9	–	4.5
Other debt	159	804	1,768	277	9	–	3,017
Yield (1) %	6.0	4.0	3.8	4.5	5.9	–	4.0
	6,089	21,870	62,365	25,425	7,983	–	123,732
Equity instruments
Common shares	–	–	–	–	–	398	398
Total FVOCI	6,089	21,870	62,365	25,425	7,983	398	124,130
Amortized cost
Canadian federal and provincial government issued or guaranteed debt	294	1,110	3,853	210	–	–	5,467
Yield (1) %	1.2	2.6	4.1	4.9	–	–	3.7
U.S. treasury and other U.S. agency debt	–	31	88	27	15,612	–	15,758
Yield (1) %	–	3.9	3.7	3.5	4.4	–	4.4
Other foreign government debt	246	1,173	750	82	30	–	2,281
Yield (1) %	1.9	3.5	2.5	3.8	4.3	–	3.0
Corporate debt	–	1	69	–	146	–	216
Yield (1) %	–	6.8	5.4	–	5.5	–	5.5
	540	2,315	4,760	319	15,788	–	23,722
Fair value through profit or loss
Equity instruments	–	–	–	–	–	2,073	2,073
Debt instruments	2	–	21	–	–	–	23
Total investment securities	$6,631	$24,185	$67,146	$25,744	$23,771	$2,471	$149,948
Total by currency (in Canadian equivalent):
Canadian dollar	$1,611	$6,617	$19,080	$15,402	$1,114	$552	$44,376
U.S. dollar	1,144	11,858	38,137	7,889	22,343	1,495	82,866
Mexican peso	234	1,131	3,052	838	–	106	5,361
Other currencies	3,642	4,579	6,877	1,615	314	318	17,345
Total investment securities	$6,631	$24,185	$67,146	$25,744	$23,771	$2,471	$149,948

(1)	Represents the weighted-average yield of fixed income securities.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

	Remaining term to maturity
As at October 31, 2024 ($ millions)	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Fair value through other comprehensive income
Debt instruments
Canadian federal government issued or guaranteed debt	$1,873	$4,054	$11,699	$3,072	$842	$–	$21,540
Yield (1) %	4.4	4.2	3.9	3.5	3.9	–	3.9
Canadian provincial and municipal debt	213	1,882	8,190	6,811	429	–	17,525
Yield (1) %	1.8	3.3	3.7	3.9	3.8	–	3.7
U.S. treasury and other U.S. agency debt	2,308	2,209	30,098	5,387	6,374	–	46,376
Yield (1) %	2.3	3.5	3.6	4.1	4.4	–	3.7
Other foreign government debt	6,203	6,069	12,969	3,715	330	–	29,286
Yield (1) %	2.6	3.6	5.4	5.0	4.4	–	4.4
Other debt	1	452	2,768	268	10	–	3,499
Yield (1) %	10.7	6.1	3.7	4.5	5.9	–	4.1
	10,598	14,666	65,724	19,253	7,985	–	118,226
Equity instruments
Common shares	–	–	–	–	–	3,162	3,162
Total FVOCI	10,598	14,666	65,724	19,253	7,985	3,162	121,388
Amortized cost
Canadian federal and provincial government issued or guaranteed debt	610	2,099	5,740	272	–	–	8,721
Yield (1) %	4.6	2.1	4.0	4.7	–	–	3.6
U.S. treasury and other U.S. agency debt	1	48	116	13	18,262	–	18,440
Yield (1) %	4.8	4.5	4.2	4.0	4.6	–	4.6
Other foreign government debt	324	689	858	139	31	–	2,041
Yield (1) %	3.6	8.6	3.2	4.0	4.3	–	5.2
Corporate debt	–	–	81	–	129	–	210
Yield (1) %	–	–	6.4	–	5.5	–	5.8
	935	2,836	6,795	424	18,422	–	29,412
Fair value through profit or loss
Equity instruments	–	–	–	–	–	2,004	2,004
Debt instruments	2	–	26	–	–	–	28
Total investment securities	$11,535	$17,502	$72,545	$19,677	$26,407	$5,166	$152,832
Total by currency (in Canadian equivalent):
Canadian dollar	$2,725	$6,799	$23,034	$8,491	$1,409	$1,464	$43,922
U.S. dollar	2,696	3,894	40,362	8,471	24,636	3,333	83,392
Mexican peso	948	1,215	3,139	332	–	44	5,678
Other currencies	5,166	5,594	6,010	2,383	362	325	19,840
Total investment securities	$11,535	$17,502	$72,545	$19,677	$26,407	$5,166	$152,832

(1)	Represents the weighted-average yield of fixed income securities.

(e)	Net gain on sale of investment securities
The following table presents the net gain on sale of investment securities:

For the year ended October 31 ($ millions)	2025	2024
Debt investment securities measured at amortized cost	$–	$1
Debt investment securities measured at FVOCI	71	47
Net gain on sale of investment securities	$71	$48

2025 Scotiabank Annual Report
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Consolidated Financial Statements

12	Loans, Impaired Loans and Allowance for Credit Losses

(a)	Loans at amortized cost

	2025			2024
As at October 31 ($ millions)	Gross loans	Allowance for credit losses	Net carrying amount	Gross loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$370,191	$1,460	$368,731	$350,941	$1,208	$349,733
Personal loans	110,567	2,432	108,135	106,379	2,319	104,060
Credit cards	18,045	1,355	16,690	17,374	1,160	16,214
Business and government	279,705	2,216	277,489	292,671	1,849	290,822
Total	$778,508	$7,463	$771,045	$767,365	$6,536	$760,829

(b)	Loans and acceptances outstanding by geography (1)

As at October 31 ($ millions)	2025	2024
Canada:
Residential mortgages	$312,131	$297,677
Personal loans	82,764	82,892
Credit cards	9,018	8,982
Business and government	128,086	133,810
	531,999	523,361
United States:
Personal loans	5,965	4,009
Business and government	56,171	55,237
	62,136	59,246
Mexico:
Residential mortgages	18,980	16,749
Personal loans	3,436	2,615
Credit cards	1,048	832
Business and government	22,232	23,994
	45,696	44,190
Chile:
Residential mortgages	21,739	20,410
Personal loans	5,125	4,868
Credit cards	4,076	3,551
Business and government	20,171	20,330
	51,111	49,159
Peru:
Residential mortgages	4,625	4,113
Personal loans	5,801	5,623
Credit cards	492	757
Business and government	11,125	10,545
	22,043	21,038
Colombia:
Residential mortgages	2,384	2,196
Personal loans	2,885	2,186
Credit cards	1,540	1,446
Business and government	6,481	5,518
	13,290	11,346
Other International:
Residential mortgages	10,332	9,796
Personal loans	4,591	4,186
Credit cards	1,871	1,806
Business and government	35,439	43,237
	52,233	59,025
Total loans	778,508	767,365
Acceptances (2)	177	148
Total loans and acceptances (3)	778,685	767,513
Allowance for credit losses	(7,463)	(6,537)
Total loans and acceptances net of allowance for credit losses	$771,222	$760,976

(1)	Geographic segmentation is based on the location of the property for residential mortgages; otherwise, the residence of the borrower.
(2)	98.8% of acceptances reside outside Canada (October 31, 2024 – 96.5%).
(3)
Loans and acceptances denominated in U.S. dollars were $119,788 (2024 – $137,804), in Chilean pesos $10,885 (2024 – $39,425), Mexican pesos $12,754 (2024 – $31,522), and in other foreign currencies $24,665 (2024 – $54,549).

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

(c)	Loan maturities

As at October 31, 2025	Remaining term to maturity						Rate sensitivity
($ millions)	Within one year	One to five years	Five to ten years	Over ten years	No specific maturity	Total	Floating	Fixed rate	Non-rate sensitive	Total
Residential mortgages	$92,485	$228,818	$18,398	$25,699	$4,791	$370,191	$111,631	$253,782	$4,778	$370,191
Personal loans	21,114	37,982	5,341	1,269	44,861	110,567	50,887	58,258	1,422	110,567
Credit cards	–	–	–	–	18,045	18,045	–	18,045	–	18,045
Business and government	141,324	121,364	9,003	644	7,370	279,705	205,000	71,634	3,071	279,705
Total	$254,923	$388,164	$32,742	$27,612	$75,067	$778,508	$367,518	$401,719	$9,271	$778,508
Allowance for credit losses	–	–	–	–	(7,463)	(7,463)	–	–	(7,463)	(7,463)
Total loans net of allowance for credit losses	$254,923	$388,164	$32,742	$27,612	$67,604	$771,045	$367,518	$401,719	$1,808	$771,045

As at October 31, 2024	Remaining term to maturity						Rate sensitivity
($ millions)	Within one year	One to five years	Five to ten years	Over ten years	No specific maturity	Total	Floating	Fixed rate	Non-rate sensitive	Total
Residential mortgages	$72,883	$233,469	$15,456	$25,264	$3,869	$350,941	$93,626	$253,954	$3,361	$350,941
Personal loans	18,753	37,707	5,411	1,171	43,337	106,379	47,790	57,219	1,370	106,379
Credit cards	–	–	–	–	17,374	17,374	–	17,374	–	17,374
Business and government	142,536	135,474	7,340	405	6,916	292,671	216,334	73,596	2,741	292,671
Total	$234,172	$406,650	$28,207	$26,840	$71,496	$767,365	$357,750	$402,143	$7,472	$767,365
Allowance for credit losses	–	–	–	–	(6,536)	(6,536)	–	–	(6,536)	(6,536)
Total loans net of allowance for credit losses	$234,172	$406,650	$28,207	$26,840	$64,960	$760,829	$357,750	$402,143	$936	$760,829

(d)	Impaired loans (1)

	2025			2024
As at October 31 ($ millions)	Gross impaired loans (1)	Allowance for credit losses	Net	Gross impaired loans (1)	Allowance for credit losses	Net
Residential mortgages	$2,903	$840	$2,063	$2,372	$645	$1,727
Personal loans	1,071	604	467	1,117	621	496
Credit cards	–	–	–	–	–	–
Business and government	3,270	897	2,373	3,250	788	2,462
Total	$7,244	$2,341	$4,903	$6,739	$2,054	$4,685
By geography:
Canada	$2,416	$683	$1,733	$2,158	$569	$1,589
United States	–	–	–	109	22	87
Mexico	1,494	535	959	1,343	424	919
Peru	823	400	423	715	385	330
Chile	1,420	332	1,088	1,249	281	968
Colombia	364	132	232	322	109	213
Other International	727	259	468	843	264	579
Total	$7,244	$2,341	$4,903	$6,739	$2,054	$4,685

(1)	Interest income recognized on impaired loans during the year ended October 31, 2025 was $95 (2024 – $84).

2025 Scotiabank Annual Report
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Consolidated Financial Statements

(e)	Allowance for credit losses
(i)	Key inputs and assumptions
The Bank’s allowance for credit losses is measured using a three-stage approach based on the extent of credit deterioration since origination. The calculation of the Bank’s allowance for credit losses is an output of a set of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Some of the key drivers include the following:

•	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;
•	Changes in the volumes of transactions;
•
Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, interest rates and house price indices, which are closely related with credit losses in the relevant portfolio;

•	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and
•	Borrower migration between the three stages.
The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios (base case, optimistic, pessimistic and very pessimistic).
The Bank considers both internal and external sources of information and data to achieve unbiased projections and forecasts in determining the allowance for credit losses. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments. The development of the base case and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final base case and alternative scenarios reflect significant review and oversight, and incorporate judgment both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them.

(ii)	Key macroeconomic variables
The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made for certain portfolios or geographies as temporary adjustments in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or geopolitical events, up to the date of the financial statements. As required under IFRS 9, the allowance for credit losses at each reporting period must be based on inputs, assumptions and information available up to that date.
The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic) as key inputs into the expected credit loss provisioning models. Given the uncertainty surrounding U.S. trade policies and the direction of tariffs, the scenarios as at October 31, 2025 have varying assumptions of imposed tariffs. The base case scenario assumes tariffs announced and implemented, avoiding speculation on future announcements, including potential trade deals and tariff pauses. Differing assumptions are reflected in the alternate scenarios described below. As new information comes to light in the future, the scenarios and assumptions will be updated accordingly.
U.S. trade policies and related uncertainty have shaped the economic environment over the past year and weighed on the outlook. The Canadian and U.S. forecasts have been adjusted frequently as new developments emerged. In Canada, tariff-sensitive sectors and regions are showing earlier-than-expected weakness, resulting in a softer 2025 growth profile than expected last year. In contrast, the U.S. has shown surprising resilience, supported by strong AI-related activity despite signs of weakness elsewhere in the economy. As a result, the U.S. growth profile for 2025 is slightly stronger than forecast last year. Persistent upside surprises to U.S. growth, combined with stubborn inflation, delayed the start of monetary easing relative to last year’s expectations. With inflation in both countries now closer to target and economic activity softening, the Bank of Canada and the U.S. Federal Reserve have shifted their focus from inflation control toward supporting growth, though upside inflation risks remain. Economic activity in both countries is expected to improve somewhat in 2026 as tariff impacts fade and, in Canada, as stimulus measures and infrastructure plans from the federal budget take effect.
The optimistic scenario features somewhat stronger economic activity relative to the base case. The pessimistic scenario features a negative demand-type shock with globally tighter financial conditions, weaker growth and inflation, and lower monetary policy rates than in the base case scenario. It also assumes a combination of U.S. imposed tariffs on world economies, including an effective tariff of 7.5% on imports from Canada and Mexico, while facing no retaliation from these countries. The very pessimistic scenario features a strong stagflationary impulse that leads to a protracted period of financial market uncertainty. It also assumes U.S. imposed tariffs with a magnitude about three times that of the pessimistic scenario. Under this scenario, all countries retaliate. This results in higher inflation, requiring central banks to raise their policy rates to higher levels than in the base case in order to bring inflation under control, which is dampening economic activity.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

The following tables show certain key macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses. Further changes in these variables up to the date of the financial statements are incorporated through expert credit judgment. For the base case, optimistic and pessimistic scenarios, the projections are provided for the next 12 months and for the remaining forecast period, which represents a medium-term view.

	Base Case Scenario		Alternative Scenario – Optimistic		Alternative Scenario – Pessimistic		Alternative Scenario – Very Pessimistic
October 31, 2025	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period

Canada
Real GDP growth, y/y % change	1.2	2.2	2.4	3.1	-1.1	2.7	-4.4	3.4
Consumer price index, y/y %	1.9	2.2	2.1	2.7	1.4	2.0	5.0	2.4
Unemployment rate, average %	7.0	5.8	6.6	4.7	8.2	6.4	11.2	7.0
Bank of Canada overnight rate target, average %	2.3	2.8	2.8	3.7	2.1	2.4	3.1	3.3
HPI – Housing Price Index, y/y % change	1.9	6.2	2.6	7.7	-2.0	6.7	-5.1	6.2
USD/CAD exchange rate, average	1.32	1.30	1.31	1.29	1.37	1.29	1.45	1.30

U.S.
Real GDP growth, y/y % change	1.4	2.3	1.9	3.2	-1.0	3.0	-3.7	3.5
Consumer price index, y/y %	2.6	2.5	2.7	2.8	2.7	2.4	6.0	2.7
Target federal funds rate, upper limit, average %	3.3	3.0	3.5	3.5	3.2	2.7	3.9	3.6
Unemployment rate, average %	4.5	4.3	4.4	4.0	5.8	4.8	8.1	5.2

Mexico
Real GDP growth, y/y % change	-0.2	2.2	0.6	2.9	-2.4	2.6	-5.5	3.3
Unemployment rate, average %	3.3	3.7	3.2	3.1	3.9	3.8	6.1	4.6

Chile
Real GDP growth, y/y % change	2.4	2.0	3.5	2.8	0.3	2.6	-3.7	3.5
Unemployment rate, average %	7.9	6.7	7.7	6.4	9.0	6.9	11.2	7.3

Peru
Real GDP growth, y/y % change	2.9	3.1	4.1	4.0	0.6	3.6	-1.0	4.1
Unemployment rate, average %	5.7	6.1	5.3	5.2	6.7	6.5	10.5	7.6

Colombia
Real GDP growth, y/y % change	2.9	2.5	4.0	3.4	0.7	3.0	-1.0	3.5
Unemployment rate, average %	10.3	9.9	10.0	9.1	12.0	10.5	18.9	12.5

Caribbean
Real GDP growth, y/y % change	3.7	4.0	4.4	4.7	1.6	4.4	-0.6	4.9

Global
WTI oil price, average USD/bbl	60	66	64	78	53	61	45	56
Copper price, average USD/lb	4.19	4.68	4.29	5.03	3.92	4.60	3.61	4.47
Global GDP, y/y % change	2.2	2.7	3.0	3.5	0.3	3.2	-2.2	3.7

2025 Scotiabank Annual Report
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Consolidated Financial Statements

	Base Case Scenario		Alternative Scenario – Optimistic		Alternative Scenario – Pessimistic		Alternative Scenario – Very Pessimistic
October 31, 2024	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period

Canada
Real GDP growth, y/y % change	1.8	2.2	2.8	3.1	-1.6	2.9	-4.4	3.4
Consumer price index, y/y %	2.2	2.0	2.4	2.5	1.6	1.7	5.8	2.2
Unemployment rate, average %	6.7	6.0	6.3	5.0	8.4	6.9	11.1	7.3
Bank of Canada overnight rate target, average %	3.3	2.6	3.5	3.6	2.9	2.0	4.0	3.2
HPI – Housing Price Index, y/y % change	1.6	4.2	2.4	5.5	-3.7	4.8	-5.8	4.1
USD/CAD exchange rate, average	1.34	1.30	1.33	1.28	1.43	1.28	1.49	1.30

U.S.
Real GDP growth, y/y % change	1.6	2.2	2.3	3.1	-1.6	3.0	-4.0	3.4
Consumer price index, y/y %	2.4	2.3	2.6	2.7	1.3	2.0	6.2	2.5
Target federal funds rate, upper limit, average %	4.1	2.9	4.1	3.4	3.6	1.8	4.8	3.4
Unemployment rate, average %	4.3	4.3	4.2	3.9	6.0	4.9	8.1	5.2

Mexico
Real GDP growth, y/y % change	1.3	2.1	2.6	2.9	-0.8	2.6	-2.9	3.2
Unemployment rate, average %	3.3	3.9	3.0	3.1	4.1	4.0	6.3	4.9

Chile
Real GDP growth, y/y % change	3.0	2.2	4.6	3.2	0.1	3.0	-3.6	3.8
Unemployment rate, average %	7.9	6.7	7.6	6.0	9.5	7.0	11.5	7.4

Peru
Real GDP growth, y/y % change	2.6	3.4	3.6	4.5	1.5	3.7	-0.5	4.3
Unemployment rate, average %	6.7	6.2	6.2	5.2	8.1	6.5	11.8	8.0

Colombia
Real GDP growth, y/y % change	2.6	2.7	3.7	3.8	1.4	3.1	-0.5	3.6
Unemployment rate, average %	11.1	10.1	10.7	9.1	13.5	10.6	19.8	13.0

Caribbean
Real GDP growth, y/y % change	3.6	3.8	4.2	4.5	2.5	4.2	0.6	4.7

Global
WTI oil price, average USD/bbl	73	69	78	83	60	60	53	58
Copper price, average USD/lb	4.99	5.29	5.16	5.86	4.50	5.13	4.32	5.02
Global GDP, y/y % change	3.4	2.4	4.3	3.3	0.6	3.1	-1.5	3.5

(iii)	Sensitivity
Relative to the base case scenario, the weighting of these multiple scenarios increased the reported allowance for credit losses for financial assets in Stage 1 and Stage 2 to $5,313 million (2024 – $4,682 million) from $5,018 million (2024 – $4,316 million).
The Bank enhanced certain of its IFRS 9 models in the current year, with the enhanced models exhibiting higher sensitivity to changes in the macroeconomic outlook. If the Bank was to apply a probability weighted average of its two pessimistic scenarios for the measurement of allowance for credit losses for such assets, the allowance for credit losses on performing financial instruments would be $786 million higher than the reported allowance for credit losses as at October 31, 2025 (October 31, 2024 – $942 million), excluding the consideration of changes in qualitative overlays or expert credit judgement. Actual results will differ as this does not consider the migration of exposures or incorporate changes that would occur in the portfolio due to risk mitigation actions and other factors.
Under our current probability-weighted scenarios, if all of our performing financial assets were in Stage 1, reflecting a 12 month expected loss period, the allowance for credit losses would be $801 million (2024 – $693 million) lower than the reported allowance for credit losses on performing financial assets.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

(iv)	Allowance for credit losses

($ millions)	Balance as at November 1, 2024	Provision for credit losses (1)	Net write-offs	Other, including foreign currency adjustment	Balance as at October 31, 2025
Residential mortgages	$1,208	$304	$(110)	$58	$1,460
Personal loans	2,319	1,951	(1,814)	(24)	2,432
Credit cards	1,160	1,399	(1,242)	38	1,355
Business and government	2,036	1,072	(642)	(74)	2,392
	$6,723	$4,726	$(3,808)	$(2)	$7,639
Presented as:
Allowance for credit losses on loans	$6,536				$7,463
Allowance for credit losses on acceptances (2)	1				1
Allowance for credit losses on off-balance sheet exposures (3)	186				175

(1)	Excludes amounts associated with other assets of $(12). The provision for credit losses, net of these amounts, is $4,714.
(2)	Allowance for credit losses on acceptances is recorded against the financial asset in the Consolidated Statement of Financial Position.
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

($ millions)	Balance as at November 1, 2023	Provision for credit losses (1)	Net write-offs	Other, including foreign currency adjustment	Balance as at October 31, 2024
Residential mortgages	$1,084	$257	$(76)	$(57)	$1,208
Personal loans	2,414	1,893	(1,857)	(131)	2,319
Credit cards	1,237	1,122	(1,166)	(33)	1,160
Business and government	1,876	790	(424)	(206)	2,036
	$6,611	$4,062	$(3,523)	$(427)	$6,723
Presented as:
Allowance for credit losses on loans	$6,372				$6,536
Allowance for credit losses on acceptances (2)	90				1
Allowance for credit losses on off-balance sheet exposures (3)	149				186

(1)	Excludes amounts associated with other assets and reversal of impairment losses of $(11). The provision for credit losses, net of these amounts, is $4,051.
(2)	Allowance for credit losses on acceptances is recorded against the financial asset in the Consolidated Statement of Financial Position.
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.
Allowance for credit losses on loans

As at October 31, 2025 ($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$196	$424	$840	$1,460
Personal loans	613	1,215	604	2,432
Credit cards	338	1,017	–	1,355
Business and government	713	606	897	2,216
Total (1)	$1,860	$3,262	$2,341	$7,463

(1)
Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks, off-balance
sheet credit risks and reverse repos which amounted to $191.

As at October 31, 2024 ($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$165	$398	$645	$1,208
Personal loans	544	1,154	621	2,319
Credit cards	288	872	–	1,160
Business and government	586	475	788	1,849
Total (1)	$1,583	$2,899	$2,054	$6,536

(1)
Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks, off-balance
sheet credit risks and reverse repos which amounted to $200.

2025 Scotiabank Annual Report
|

Consolidated Financial Statements

The following table presents the changes to the allowance for credit losses on loans.

	As at October 31, 2025				As at October 31, 2024
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of the year	$165	$398	$645	$1,208	$265	$321	$498	$1,084
Provision for credit losses
Remeasurement (1)	(235)	117	423	305	(271)	164	373	266
Newly originated or purchased financial assets	47	–	–	47	41	–	–	41
Derecognition of financial assets and maturities	(8)	(33)	–	(41)	(9)	(22)	–	(31)
Changes in models and methodologies (7)	(2)	(14)	9	(7)	(22)	3	–	(19)
Transfer to (from):
Stage 1	268	(216)	(52)	–	215	(165)	(50)	–
Stage 2	(44)	258	(214)	–	(40)	197	(157)	–
Stage 3	–	(101)	101	–	–	(84)	84	–
Gross write-offs	–	–	(135)	(135)	–	–	(100)	(100)
Recoveries	–	–	25	25	–	–	24	24
Foreign exchange and other movements (6)	5	15	38	58	(14)	(16)	(27)	(57)
Balance at end of year (2)	$196	$424	$840	$1,460	$165	$398	$645	$1,208
Personal loans
Balance at beginning of the year	$544	$1,154	$621	$2,319	$647	$1,103	$664	$2,414
Provision for credit losses
Remeasurement (1)	(620)	997	1,445	1,822	(686)	976	1,497	1,787
Newly originated or purchased financial assets	390	–	–	390	365	–	–	365
Derecognition of financial assets and maturities	(92)	(144)	–	(236)	(97)	(190)	–	(287)
Changes in models and methodologies (7)	3	(33)	5	(25)	(68)	96	–	28
Transfer to (from):
Stage 1	620	(604)	(16)	–	658	(642)	(16)	–
Stage 2	(207)	326	(119)	–	(231)	344	(113)	–
Stage 3	(8)	(473)	481	–	(13)	(504)	517	–
Gross write-offs	–	–	(2,127)	(2,127)	–	–	(2,145)	(2,145)
Recoveries	–	–	313	313	–	–	288	288
Foreign exchange and other movements (6)	(17)	(8)	1	(24)	(31)	(29)	(71)	(131)
Balance at end of year (2)	$613	$1,215	$604	$2,432	$544	$1,154	$621	$2,319
Credit cards
Balance at beginning of the year	$288	$872	$–	$1,160	$414	$823	$–	$1,237
Provision for credit losses
Remeasurement (1)	(319)	820	853	1,354	(361)	643	835	1,117
Newly originated or purchased financial assets	139	–	–	139	136	–	–	136
Derecognition of financial assets and maturities	(43)	(41)	–	(84)	(53)	(61)	–	(114)
Changes in models and methodologies (7)	–	(10)	–	(10)	(38)	21	–	(17)
Transfer to (from):
Stage 1	390	(390)	–	–	335	(335)	–	–
Stage 2	(128)	128	–	–	(135)	135	–	–
Stage 3	–	(380)	380	–	–	(330)	330	–
Gross write-offs	–	–	(1,466)	(1,466)	–	–	(1,356)	(1,356)
Recoveries	–	–	224	224	–	–	190	190
Foreign exchange and other movements (6)	11	18	9	38	(10)	(24)	1	(33)
Balance at end of year (2)	$338	$1,017	$–	$1,355	$288	$872	$–	$1,160
Total retail loans
Balance at beginning of the year	$997	$2,424	$1,266	$4,687	$1,326	$2,247	$1,162	$4,735
Provision for credit losses
Remeasurement (1)	(1,174)	1,934	2,721	3,481	(1,318)	1,783	2,705	3,170
Newly originated or purchased financial assets	576	–	–	576	542	–	–	542
Derecognition of financial assets and maturities	(143)	(218)	–	(361)	(159)	(273)	–	(432)
Changes in models and methodologies (7)	1	(57)	14	(42)	(128)	120	–	(8)
Transfer to (from):	–	–	–	–	–	–	–	–
Stage 1	1,278	(1,210)	(68)	–	1,208	(1,142)	(66)	–
Stage 2	(379)	712	(333)	–	(406)	676	(270)	–
Stage 3	(8)	(954)	962	–	(13)	(918)	931	–
Gross write-offs	–	–	(3,728)	(3,728)	–	–	(3,601)	(3,601)
Recoveries	–	–	562	562	–	–	502	502
Foreign exchange and other movements (6)	(1)	25	48	72	(55)	(69)	(97)	(221)
Balance at end of year (2)	$1,147	$2,656	$1,444	$5,247	$997	$2,424	$1,266	$4,687
Business and government
Balance at beginning of the year	$739	$508	$788	$2,035	$635	$403	$748	$1,786
Provision for credit losses
Remeasurement (1)	(66)	335	853	1,122	(210)	288	622	700
Newly originated or purchased financial assets	1,311	–	–	1,311	936	–	–	936
Derecognition of financial assets and maturities	(1,170)	(145)	(47)	(1,362)	(860)	(126)	(9)	(995)
Changes in models and methodologies (7)	–	–	–	–	200	37	–	237
Transfer to (from):
Stage 1	120	(120)	–	–	154	(154)	–	–
Stage 2	(89)	94	(5)	–	(110)	114	(4)	–
Stage 3	(3)	(33)	36	–	–	(21)	21	–
Gross write-offs	–	–	(700)	(700)	–	–	(484)	(484)
Recoveries	–	–	58	58	–	–	60	60
Foreign exchange and other movements	12	1	(86)	(73)	(6)	(33)	(166)	(205)
Balance at end of period including off-balance sheet exposures (2)	$854	$640	$897	$2,391	$739	$508	$788	$2,035
Less: Allowance for credits losses on off-balance sheet exposures (2)(3)	(141)	(34)	–	(175)	(153)	(33)	–	(186)
Balance at end of year (2)	$713	$606	$897	$2,216	$586	$475	$788	$1,849

(1)
Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2)	Interest income on impaired loans for residential mortgages, personal loans, credit cards, and business and government loans totaled $439 (2024 – $443).
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.
(4)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(5)
During the year ended October 31, 2025, the contractual terms of certain financial assets were modified where the modification did not result in derecognition. The carrying value of such loans that were modified in Stage 2 and Stage 3 was $2,833 (2024 – $3,504) and $899 (2024 – $
726)
respectively, before the modification.

(6)	Divestitures are included in the foreign exchange and other movements.
(7)	Comprises changes due to enhanced IFRS 9 models, including changes to reflect previously established expert credit judgment overlays that are now incorporated in the model.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

(f)	Carrying value of exposures by risk rating

Residential mortgages	As at October 31, 2025				As at October 31, 2024
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$219,905	$3,983	$–	$223,888	$211,165	$3,262	$–	$214,427
Low	83,755	4,820	–	88,575	78,344	3,625	–	81,969
Medium	15,870	8,618	–	24,488	19,205	2,072	–	21,277
High	3,002	6,007	–	9,009	2,561	5,280	–	7,841
Very high	48	3,170	–	3,218	13	2,814	–	2,827
Loans not graded (2)	16,937	1,173	–	18,110	18,614	1,614	–	20,228
Default	–	–	2,903	2,903	–	–	2,372	2,372
Total	339,517	27,771	2,903	370,191	329,902	18,667	2,372	350,941
Allowance for credit losses	196	424	840	1,460	165	398	645	1,208
Carrying value	$339,321	$27,347	$2,063	$368,731	$329,737	$18,269	$1,727	$349,733

(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Personal loans	As at October 31, 2025				As at October 31, 2024
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$31,009	$202	$–	$31,211	$30,865	$–	$–	$30,865
Low	21,075	751	–	21,826	20,686	12	–	20,698
Medium	12,886	78	–	12,964	13,053	38	–	13,091
High	10,331	5,659	–	15,990	10,535	4,843	–	15,378
Very high	35	2,651	–	2,686	76	2,743	–	2,819
Loans not graded (2)	22,465	2,354	–	24,819	20,482	1,929	–	22,411
Default	–	–	1,071	1,071	–	–	1,117	1,117
Total	97,801	11,695	1,071	110,567	95,697	9,565	1,117	106,379
Allowance for credit losses	613	1,215	604	2,432	544	1,154	621	2,319
Carrying value	$97,188	$10,480	$467	$108,135	$95,153	$8,411	$496	$104,060

(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Credit cards	As at October 31, 2025				As at October 31, 2024
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$2,646	$2	$–	$2,648	$2,382	$3	$–	$2,385
Low	3,171	11	–	3,182	2,872	25	–	2,897
Medium	4,792	26	–	4,818	4,631	55	–	4,686
High	3,210	1,942	–	5,152	3,069	1,880	–	4,949
Very high	20	1,204	–	1,224	16	1,028	–	1,044
Loans not graded (1)	582	439	–	1,021	895	518	–	1,413
Default	–	–	–	–	–	–	–	–
Total	14,421	3,624	–	18,045	13,865	3,509	–	17,374
Allowance for credit losses	338	1,017	–	1,355	288	872	–	1,160
Carrying value	$14,083	$2,607	$–	$16,690	$13,577	$2,637	$–	$16,214

(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Retail	As at October 31, 2025				As at October 31, 2024
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$126,681	$255	$–	$126,936	$115,396	$2	$–	$115,398
Low	22,102	71	–	22,173	17,947	26	–	17,973
Medium	9,569	13	–	9,582	8,128	22	–	8,150
High	4,047	631	–	4,678	3,490	505	–	3,995
Very high	14	351	–	365	10	305	–	315
Loans not graded (1)	9,039	2,049	–	11,088	12,634	2,749	–	15,383
Default	–	–	–	–	–	–	–	–
Carrying value	$171,452	$3,370	$–	$174,822	$157,605	$3,609	$–	$161,214

(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

2025 Scotiabank Annual Report
|

Consolidated Financial Statements

Total retail loans	As at October 31, 2025				As at October 31, 2024
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$380,241	$4,442	$–	$384,683	$359,808	$3,267	$–	$363,075
Low	130,103	5,653	–	135,756	119,849	3,688	–	123,537
Medium	43,117	8,735	–	51,852	45,017	2,187	–	47,204
High	20,590	14,239	–	34,829	19,655	12,508	–	32,163
Very high	117	7,376	–	7,493	115	6,890	–	7,005
Loans not graded (2)	49,023	6,015	–	55,038	52,625	6,810	–	59,435
Default	–	–	3,974	3,974	–	–	3,489	3,489
Total	623,191	46,460	3,974	673,625	597,069	35,350	3,489	635,908
Allowance for credit losses	1,147	2,656	1,444	5,247	997	2,424	1,266	4,687
Carrying value	$622,044	$43,804	$2,530	$668,378	$596,072	$32,926	$2,223	$631,221

(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Business and government loans	As at October 31, 2025				As at October 31, 2024
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$138,789	$1,482	$–	$140,271	$146,999	$1,829	$–	$148,828
Non-Investment grade	121,999	7,169	–	129,168	124,749	8,800	–	133,549
Watch list	7	4,468	–	4,475	10	4,819	–	4,829
Loans not graded (2)	2,485	36	–	2,521	2,190	25	–	2,215
Default	–	–	3,270	3,270	–	–	3,250	3,250
Total	263,280	13,155	3,270	279,705	273,948	15,473	3,250	292,671
Allowance for credit losses	713	606	897	2,216	586	475	788	1,849
Carrying value	$262,567	$12,549	$2,373	$277,489	$273,362	$14,998	$2,462	$290,822

(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Business and government	As at October 31, 2025				As at October 31, 2024
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$242,637	$1,101	$–	$243,738	$243,635	$1,124	$–	$244,759
Non-investment grade	60,136	1,841	–	61,977	59,572	2,894	–	62,466
Watch list	–	1,007	–	1,007	–	1,142	–	1,142
Loans not graded (2)	4,593	1	–	4,594	3,921	–	–	3,921
Default	–	–	31	31	–	–	32	32
Total	307,366	3,950	31	311,347	307,128	5,160	32	312,320
Allowance for credit losses	141	34	–	175	153	33	–	186
Carrying value	$307,225	$3,916	$31	$311,172	$306,975	$5,127	$32	$312,134

(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Total non-retail loans	As at October 31, 2025				As at October 31, 2024
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$381,426	$2,583	$–	$384,009	$390,634	$2,953	$–	$393,587
Non-investment grade	182,135	9,010	–	191,145	184,321	11,694	–	196,015
Watch list	7	5,475	–	5,482	10	5,961	–	5,971
Loans not graded (2)	7,078	37	–	7,115	6,111	25	–	6,136
Default	–	–	3,301	3,301	–	–	3,282	3,282
Total	570,646	17,105	3,301	591,052	581,076	20,633	3,282	604,991
Allowance for credit losses	854	640	897	2,391	739	508	788	2,035
Carrying value	$569,792	$16,465	$2,404	$588,661	$580,337	$20,125	$2,494	$602,956

(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

|
 2025 Scotiabank Annual Report

Consolidated Financial Statements

(g)	Loans past due but not impaired (1)
A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired. In cases where borrowers have opted to participate in payment deferral programs, deferral of payments is not considered past due and such loans are not aged further during the deferral period.

	2025 (2)				2024 (2)
As at October 31 ($ millions)	31 - 60 days	61 - 90 days	91 days and greater (3)	Total	31 - 60 days	61 - 90 days	91 days and greater (3)	Total
Residential mortgages	$1,603	$767	$–	$2,370	$1,418	$718	$–	$2,136
Personal loans	691	353	–	1,044	647	343	–	990
Credit cards	289	189	430	908	242	172	398	812
Business and government	238	104	–	342	192	48	–	240
Total	$2,821	$1,413	$430	$4,664	$2,499	$1,281	$398	$4,178

(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)
For loans where payment deferrals were granted, deferred payments are not considered past due and such loans are not aged further during the deferral period. Regular aging of the loans resumes, after the end of the deferral period.

(3)	All loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due.

(h)	Purchased credit-impaired loans
Certain financial assets including loans are credit-impaired on initial recognition either through acquisition or origination. The following table provides details of such assets:

As at October 31 ($ millions)	2025	2024
Unpaid principal balance (1)	$224	$243
Credit-related fair value adjustments	(24)	(29)
Carrying value	200	214
Stage 3 allowance	(1)	(1)
Carrying value net of related allowance	$199	$213

(1)	Represents principal amount owed net of write-offs.

13	Derecognition of Financial Assets
Securitization of residential mortgage loans
The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage-backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage and Housing Corporation (CMHC). MBS created under the program are primarily sold to Canada Housing Trust (the Trust), a government sponsored entity, under the Canada Mortgage Bond (CMB) program, and/or third-party investors. The Trust issues securities to third-party investors.
Under the mortgage sale programs described above, certain transactions did not meet the derecognition requirements, as the Bank retains the pre-payment
and interest rate risk associated with the mortgages. These risks represent substantially all of the risks and rewards associated with the transferred assets, and accordingly, the mortgages continue to be recognized on the Bank’s balance sheet.
However, certain mortgage transactions qualified for derecognition, as substantially all risks and rewards of ownership were transferred to third parties. During the year ended October 31, 2025, the Bank sold and derecognized $4,550 million (2024 – $8,486 million) of these mortgages. The Bank retains residual interests in the derecognized mortgages, representing its continuing involvement. As at October 31, 2025, the carrying value of these retained interests was $365 million (2024 – $491 million).
The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds received from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.
The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

As at October 31 ($ millions)	2025 (1)	2024 (1)
Assets
Carrying value of residential mortgage loans	$8,759	$11,190
Other related assets (2)	6,868	7,202
Liabilities
Carrying value of associated liabilities	15,531	17,923

(1)	The fair value of the transferred assets is $15,298 (2024 – $18,092) and the fair value of the associated liabilities is $15,593 (2024 – $17,692), for a net position of $(295) (2024 – $400).
(2)
These include cash held in trust and trust permitted investment assets, including repurchase style transactions of mortgage-backed securities, acquired as part of principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of credit card receivables and auto loans
The Bank securitizes a portion of its unsecured credit card and auto loan receivables through consolidated structured entities. These receivables continue to be recognized on the Consolidated Statement of Financial Position as credit card loans and personal loans. For further details, refer to Note 14.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

Securities sold under repurchase agreements and securities lent
The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred assets remain on the Consolidated Statement of Financial Position.
The following table provides the carrying amount of the transferred assets and the associated liabilities:

As at October 31 ($ millions)	2025 (1)	2024 (1)
Carrying value of assets associated with:
Repurchase agreements (2)	$174,010	$174,334
Securities lending agreements	78,548	58,477
Total	252,558	232,811
Carrying value of associated liabilities (3)	$189,144	$190,449

(1)	The fair value of transferred assets is $252,558 (2024 – $232,811) and the fair value of the associated liabilities is $189,144 (2024 – $190,449), for a net position of $63,414 (2024 – $42,362).
(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. For securities received as collateral, refer to Note 34(a)(iv).
Other
off-balance
sheet arrangements
The Bank uses a capital vehicle to transfer credit exposure to security holders of the vehicle. While credit exposures are transferred, the related assets are not derecognized from the balance sheet. For further details, refer to Note 14.

14	Structured Entities

(a)	Consolidated structured entities
U.S. multi-seller conduit
The Bank-sponsored U.S. multi-seller conduit purchases high-quality financial assets from independent third parties (the sellers) funded by the issuance of highly rated asset-backed commercial paper. The sellers continue to service the financial assets and provide credit enhancements through overcollateralization protection and cash reserves.
Each asset purchased by the conduit has a deal-specific liquidity facility provided by the Bank in the form of a Liquidity Asset Purchase Agreement (LAPA). The primary purpose of the LAPA is to provide an alternative source of financing in the event the conduit is unable to access the asset-backed commercial paper market. The administration agent can require the Bank in its capacity as liquidity provider to purchase an interest in the related assets owned by the conduit. The Bank is not obligated to perform under the LAPA agreements in the event the conduit itself is insolvent.
The Bank’s liquidity agreements with the conduit call for the Bank to fund full par value of the assets, including defaulted assets, if any, of the conduit. This facility is available to absorb the losses on defaulted assets, if any, in excess of losses absorbed by deal-specific seller credit enhancements. Further, the Bank holds the subordinated note issued by the conduit.
The Bank’s exposure from the U.S. conduit through the LAPA, including the obligation to purchase defaulted assets and investment in the conduit’s subordinated note, give the Bank the obligation to absorb losses that could potentially be significant to the conduit, which in conjunction with power to direct the conduit’s activities, result in the Bank consolidating the U.S. multi-seller conduit.
The conduit’s assets of $14 billion (2024 – $11 billion) are primarily included in Business and government loans on the Bank’s Consolidated Statement of Financial Position.
There are contractual restrictions on the ability of the Bank’s consolidated U.S. multi-seller conduit to transfer funds to the Bank. The Bank is restricted from accessing the conduit’s assets under the relevant arrangements. The Bank has no rights to the assets owned by the conduit. In the normal course of business, the assets of the conduit can only be used to settle the obligations of the conduit.
Bank funding vehicles and capital vehicles
The Bank uses funding and capital vehicles to facilitate cost-efficient financing of its own operations, including the issuance of covered bonds and notes. Activities of funding structured entities are generally limited to holding an interest in a pool of assets or receivables generated by the Bank. Capital vehicles include Scotiabank LRCN Trust which was established in connection with the Bank’s issuance of qualifying regulatory capital instruments. These structured entities are consolidated due to the Bank’s decision-making power and ability to use that power to affect the returns.
Covered bonds
The Bank has a registered covered bond program through which it issues debt that is guaranteed by Scotiabank Covered Bond Guarantor Limited Partnership (the “LP”). Under this program, the LP purchases uninsured residential mortgages from the Bank, which it acquires with funding provided by the Bank.
As at October 31, 2025, $46.7 billion (2024 – $47.0 billion) covered bonds were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. The Bank’s outstanding covered bonds are denominated in U.S. dollars, British pounds, Swiss francs, Euros, Canadian Dollars, and Norwegian Kroner. As at October 31, 2025, assets pledged in relation to these covered bonds were uninsured residential mortgages denominated in Canadian dollars of $44.8 billion (2024 – $48.0 billion). These figures exclude activities in connection with covered bonds held by the Bank and that are eliminated upon consolidation.
Credit card receivables securitization trust
The Bank securitizes a portion of its Canadian credit card receivables through a Bank-sponsored structured entity. This entity issues senior and subordinated notes to third-party investors and the proceeds of such issuance are used to purchase co-ownership
interests in credit card receivables originated by the Bank. Recourse of the note holders is limited to the purchased interest.
The Bank is responsible for servicing the transferred credit card receivables as well as performing administrative functions for this entity. As at October 31, 2025, U.S.$2.3 billion ($3.2 billion Canadian dollar equivalent) (2024 – U.S.$2.4 billion, $3.3 billion Canadian dollar equivalent) Class A

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

notes; and U.S.$196 million ($274 million Canadian dollar equivalent) (2024 – U.S.$209 million, $291 million Canadian dollar equivalent) subordinated Class B and Class C notes were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. As at October 31, 2025, assets pledged in relation to the offered and retained notes were credit card receivables, denominated in Canadian dollars, of $
3.6 billion (2024 – $3.8 billion).
Auto loan receivables securitization trusts
The Bank securitizes a portion of its Canadian auto loan receivables through its Securitized Term Auto Receivables Trust program (SSTRT) and Securitized Term Auto Loan Receivables Trust
2025-A
(START
2025-
A), Bank sponsored consolidated structured entities. The structured entities issue offered notes to third-party investors and retained notes to the Bank. Recourse of the noteholders is limited to the receivables and a cash reserve account.
As at October 31, 2025, U.S. $301 million ($423 million Canadian dollar equivalent) (
October 31, 2024 – nil)
offered notes that were issued to third party investors were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position.
The sale of such receivables does not qualify for derecognition, and the receivables continue to be recognized on the Bank’s Consolidated Statement of Financial Position. As at October 31, 2025, assets pledged in relation to the offered and retained notes were Canadian auto loan receivables, denominated in Canadian dollars of $
4,488 million (2024 – nil).
Scotiabank LRCN Trust
The Bank sponsors the Scotiabank LRCN Trust established in connection with the issuance of limited recourse capital notes. As at October 31, 2025, $8.4 billion (2024 – $5.5 billion)
of externally-issued limited recourse capital notes were outstanding and included in Preferred shares and other equity instruments on the Consolidated Statement of Financial Position. Refer to Note 23(b) – Preferred shares and other equity instruments for further information.
Other
Assets of other consolidated structured entities are comprised of securities, deposits with banks and other assets to meet the Bank’s and customer needs.

(b)	Unconsolidated structured entities
The following table provides information about other structured entities which the Bank does not control and therefore does not consolidate.

	As at October 31, 2025
($ millions)	Canadian multi-seller conduits that the Bank administers		Structured finance entities	Other funding vehicles	Total
Total assets on structured entity’s financial statements	$6,971		$22,746	$2,575	$32,292
Assets recognized on the Bank’s financial statements:
Trading assets	26		709	–	735
Investment securities	–		786	–	786
Loans (1)	–		8,546	–	8,546
Other	–		52	99	151
	26		10,093	99	10,218
Liabilities recognized on the Bank’s financial statements:
Deposits – Business and government	–		–	2,533	2,533
Other	–		–	43	43
	–		–	2,576	2,576
Bank’s maximum exposure to loss	$6,997	(2)	$22,670	$71	$29,738

	As at October 31, 2024
($ millions)	Canadian multi-seller conduits that the Bank administers		Structured finance entities	Other funding vehicles	Total
Total assets (on structured entity’s financial statements)	$6,299		$13,695	$1,870	$21,864
Assets recognized on the Bank’s financial statements:
Trading assets	8		306	–	314
Investment securities	–		842	–	842
Loans (1)	–		4,757	–	4,757
Other	–		35	93	128
	8		5,940	93	6,041
Liabilities recognized on the Bank’s financial statements:
Deposits – Business and government	–		–	1,842	1,842
Derivative financial instruments	–		–	28	28
	–		–	1,870	1,870
Bank’s maximum exposure to loss	$6,307	(2)	$11,469	$76	$17,852

(1)	Loan balances are presented net of allowance for credit losses.
(2)
Excludes up to a maximum amount of $1.6 billion (2024 – $1.4 billion) relating to backstop liquidity facilities provided by the Bank to these multi-seller conduits based on future asset purchases by these conduits.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

The Bank’s maximum exposure to loss represents the notional amounts of guarantees, liquidity facilities, and other credit support relationships with the structured entities, the credit risk amount for certain derivative contracts with the entities and the amount invested where the Bank holds an ownership interest in the structured entities. Of the aggregate amount of maximum exposure to loss as at October 31, 2025, the Bank has recorded $10.2 billion (2024 – $6.1 billion), primarily loans issued to structured entities, on the Consolidated Statement of Financial Position.
Canadian multi-seller conduits that the Bank administers
In 2025, the Bank established Temperance Street Funding Trust, a Canadian multi-seller conduit. The Bank sponsors a total of three Canadian multi-seller conduits. The conduits purchase assets from independent third parties (the sellers) funded by the issuance of asset-backed commercial paper. The sellers continue to service the assets and provide credit enhancements through overcollateralization protection and cash reserves. The Bank has no rights to these assets as they are available to support the obligations of the respective programs but manages the commercial paper selling programs for a fee. To ensure timely repayment of the commercial paper, each asset pool financed by the multi-seller conduits has a deal-specific LAPA or liquidity agreement (LA) with the Bank. Pursuant to the terms of the LAPA or LA, the Bank as the liquidity provider is obligated to purchase non-defaulted
assets, transferred by the conduit at the conduit’s original cost as reflected in the table above. In most cases, the liquidity agreements do not require the Bank to purchase defaulted assets. Additionally, the Bank has not provided any program-wide credit enhancement to these conduits.
Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the three Canadian conduits.
Structured finance entities
The Bank has interests in structured entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures. The Bank may act as an administrator, an investor or a combination of both in these types of structures.
The Bank provides senior credit facilities to unaffiliated structured entities that are established by third parties to acquire and/or originate loans for the purposes of issuing collateralized loan obligations (CLOs). These credit facilities benefit from subordinated capital provided by either the collateral manager or third-party investors via subordinated financing, capital injection or asset contribution. Subordinated capital represents the first loss tranche which absorbs losses prior to the Bank’s senior exposure. The Bank’s broker-dealer affiliate acts as the arranger and placement agent for the CLOs. Proceeds from the sale of the CLOs are used to repay the senior credit facilities. The Bank does not consolidate these entities as it does not have decision making power over their relevant activities, which include the acquisition and/or origination of loans and overall management of the underlying portfolio. As at October 31, 2025, the Bank has funded $8,114 million of the credit facilities provided to these structured entities (October 31, 2024 – $4,243 million).
Other
off-balance
sheet arrangements
The Bank uses a funding vehicle to transfer credit exposure on certain loan assets and purchases credit protection against eligible credit events from this vehicle. The vehicle collateralizes its obligation using cash proceeds received through the issuance of guarantee-linked notes. Loan assets are not sold or assigned to the vehicle and remain on the Bank’s Consolidated Statement of Financial Position. The total principal balance of guarantee-linked notes issued by this vehicle and outstanding was $1,697 million as at October 31, 2025 (October 31, 2024 – $1,002 million). These are included in Deposits – Business and government on the Bank’s Consolidated Statement of Financial Position.
Although the Bank has power over the relevant activities of these vehicles, it has limited exposure to variability in returns, which results in the Bank not consolidating these vehicles.

(c)	Other unconsolidated Bank-sponsored entities
The Bank sponsors unconsolidated structured entities including mutual funds, in which it has insignificant or no interest at the reporting date. The Bank is a sponsor when it is significantly involved in the design and formation at inception of the structured entities, and the Bank’s name is used by the structured entities to create an awareness of the instruments being backed by the Bank’s reputation and obligation. The Bank also considers other factors, such as its continuing involvement and obligations to determine if, in substance, the Bank is a sponsor.
As at October 31, 2025, the Bank earned $2,851 million (2024 – $2,547 million) in revenue from unconsolidated Bank-sponsored mutual fund entities.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

15	Property and Equipment

($ millions)	Land & Building	Equipment	Technology Assets	Leasehold Improvements	Right-of-use Assets	Total
Cost
Balance as at October 31, 2023	$1,813	$1,809	$705	$1,854	$4,336	$10,517
Additions	120	232	73	134	125	684
Disposals/Retirements	(149)	(183)	(155)	(67)	(77)	(631)
Foreign currency adjustments and other	(48)	(78)	10	(44)	(43)	(203)
Balance as at October 31, 2024	$1,736	$1,780	$633	$1,877	$4,341	$10,367
Additions	194	144	88	117	210	753
Disposals/Retirements (1)	(481)	(82)	(25)	(92)	(118)	(798)
Foreign currency adjustments and other	(129)	44	126	112	80	233
Balance as at October 31, 2025	$1,320	$1,886	$822	$2,014	$4,513	$10,555

Accumulated depreciation
Balance as at October 31, 2023	$686	$1,268	$381	$1,152	$1,388	$4,875
Depreciation	49	94	140	116	331	730
Disposals/Retirements	(50)	(75)	(145)	(40)	(62)	(372)
Foreign currency adjustments and other	(22)	(26)	(14)	(40)	(16)	(118)
Balance as at October 31, 2024	$663	$1,261	$362	$1,188	$1,641	$5,115
Depreciation	36	83	133	113	318	683
Disposals/Retirements	(44)	(67)	(17)	(71)	(107)	(306)
Foreign currency adjustments and other	28	1	77	40	36	182
Balance as at October 31, 2025	$683	$1,278	$555	$1,270	$1,888	$5,674

Net book value
Balance as at October 31, 2024	$1,073	$519	$271	$689	$2,700	$5,252 (2)
Balance as at October 31, 2025	$637	$608	$267	$744	$2,625	$4,881 (2)

(1)	Includes a net impairment loss recorded in Q1 2025 related to the agreement to sell the banking operations in Colombia, Costa Rica and Panama. Refer to Note 35 for details.
(2)	Includes $39 (2024 – $36) of investment property.

16	Investments in Associates
The Bank had significant investments in the following associates:

			2025			2024
As at October 31 ($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements (1)	Carrying value	Carrying value
KeyCorp (2)	United States	Banking	14.9%	September 30, 2025	$4,379	$–
Bank of Xi’an Co. Ltd. (3)	China	Banking	18.1%	September 30, 2025	729	658
Maduro & Curiel’s Bank N.V. (4)	Curacao	Banking	48.1%	September 30, 2025	570	527

(1)	Represents the date of the most recent financial statements.
(2)
On December 27, 2024, the Bank completed the acquisition of an additional 10% ownership interest, bringing the total ownership interest in KeyCorp to 14.9% (refer to Note 35 for further details). The Bank has significant influence over KeyCorp through a combination of its ownership interest and board representation. Based on the quoted price on the New York Stock Exchange, the market value of the Bank’s investment in KeyCorp was $
4,018
as at Oct 31, 2025. During the year, dividends received from KeyCorp of $140 were recognized as a reduction in the carrying value of the investment in associate.

(3)
Based on the quoted price on the Shanghai Stock Exchange, the market value of the Bank’s Investment in Bank of Xi’an Co. Ltd. was $617 (October 31, 2024 – $570). The Bank has significant influence over the Bank of Xi’an Co. Ltd. through a combination of its ownership interest and board representation.

(4)
The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of October 31, 2025
,
these reserves amounted to $76 (2024 – $74).

Impairment testing of Bank of Xi’an Co. Ltd.
As at October 31, 2025, the market value of the Bank’s investment in Bank of Xi’an Co. Ltd. based on the quoted price on the Shanghai Stock Exchange continues to be below its carrying value. The Bank has been performing quarterly impairment testing on this investment due to the prolonged period in which its market value has remained below the carrying amount. The impairment test involves comparing the carrying value of the investment to its recoverable amount based on value in use (VIU). In estimating VIU, the Bank uses a discounted cash flows valuation model which incorporates key assumptions, including a
5-year
forecast of
after-tax
cash flows for the underlying entity, the estimated terminal growth rate beyond 5 years, and the applicable discount rate. As at October 31, 2025, the estimate of VIU was determined using a terminal growth rate of 2% (2024 – 2%) and an after-tax
discount rate of 11% (2024 –12%).
Based on impairment testing performed using the VIU methodology, no impairment was determined to exist as at October 31, 2025. In the prior year, an impairment charge of $343 million ($309 million after-tax) was recorded in non-interest expenses – other in the Other operating segment, driven primarily by the continued weakening of the economic outlook in China.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

Summarized financial information
Summarized financial information of the Bank’s significant associates are as follows.

	For the twelve months ended (1)		As at October 31, 2025
($ millions)	Revenue	Net income	Total assets	Total liabilities
KeyCorp	$8,873	$1,305	$262,850	$234,656
Bank of Xi’an Co. Ltd.	2,009	517	108,567	100,773
Maduro & Curiel’s Bank N.V.	487	183	8,598	7,430

	For the twelve months ended (1)		As at October 31, 2024
($ millions)	Revenue	Net income	Total assets	Total liabilities
Bank of Xi’an Co. Ltd.	$1,457	$471	$87,974	$81,577
Maduro & Curiel’s Bank N.V.	457	170	8,057	6,959

(1)	Based on the most recent available financial statements.

17	Goodwill and Other Intangible Assets
Goodwill
The changes in the carrying amounts of goodwill by groups of cash-generating units (CGU) are as follows:

($ millions)	Canadian Banking	Global Wealth Management	Global Banking and Markets	Latin America	Caribbean and Central America	Total
Balance as at October 31, 2023	$1,690	$3,610	$246	$2,630	$1,005	$9,181
Acquisitions	–	–	–	–	–	–
Dispositions (1)	–	–	–	(92)	–	(92)
Foreign currency adjustments and other	–	4	–	(138)	6	(128)
Balance as at October 31, 2024	1,690	3,614	246	2,400	1,011	8,961
Acquisitions	–	–	–	–	–	–
Dispositions (2)	–	–	–	(195)	(394)	(589)
Foreign currency adjustments and other	–	27	1	180	5	213
Balance as at October 31, 2025	$1,690	$3,641	$247	$2,385	$622	$8,585

(1)
In fiscal 2024, the Bank recorded a goodwill write-down of $92 million pre-tax
within the Latin America CGU in relation to its agreement to sell CrediScotia Financiera, a subsidiary in Peru. Refer to Note 35 for details.

(2)
In the current year, the Bank recorded a goodwill write-down of $589 million pre-tax
within the Latin America and Caribbean & Central America CGUs in relation to its agreement to sell banking operations in Colombia, Costa Rica and Panama. Refer to Note 35 for details.

Impairment testing of goodwill
Goodwill acquired in business combinations is allocated to each of the Bank’s groups of CGUs that are expected to benefit from the synergies of the particular acquisition. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may indicate impairment.
The Bank determines the carrying values of its CGUs using a regulatory capital approach based on credit, market, operational risks and leverage, consistent with the Bank’s capital attribution for business line performance measurement. Corporate capital that is not directly attributable is allocated to each CGU on a proportional basis, based on the relative attributed capital prior to the corporate capital allocation. The resulting carrying amount determined for the CGU is then compared to its respective recoverable amount to identify any impairment.
Annual impairment testing for goodwill was performed as at July 31, 2025 and 2024, and no impairment was determined to exist. As of October 31, 2025 and 2024, there were no significant changes to this assessment.
Fair value less costs of disposal
For all CGUs, the recoverable amount was determined using the fair value less costs of disposal (FVLCD) method. In arriving at FVLCD, the Bank estimates the fair value of the CGU using price earnings (P/E) multiples applied to normalized net income for the last four quarters as of the test date, applies a control premium based on a weighted average of acquisition premiums paid globally in the banking industry over the past five years for comparable companies, and deducts the estimated costs of disposal. The fair value measurement is categorized as Level 3 due to significant inputs being unobservable. For the 2025 annual impairment test, P/E multiples ranging from 9.5 to 13 times (2024 – 11 to 11.5 times) were used.
The Bank has performed sensitivity analysis on the key assumptions used in estimating FVLCD. The estimate of reasonably possible changes to the key assumptions are based on available evidence in respect of each input, such as risks associated with the normalized net income projections, and range of P/E multiples observed externally. Reasonable negative changes in the net income outlook (decrease of 5%) or P/E multiples (decrease of 1x), each in isolation, holding other factors constant, would not result in impairment for all CGUs using the FVLCD method.
Value in use
In the prior year, the Latin America CGU’s recoverable amount was determined using the value in use (VIU) method. In estimating VIU, the Bank used a discounted cash flow valuation model based on a
5-year
forecast of
after-tax
cash flows, the estimated terminal growth rate beyond 5 years, and the applicable discount rate. The
5-year
cash flow forecast was based on management approved budgets and plans which consider market trends, macroeconomic conditions, forecasted earnings and the business strategy for the CGU. The terminal growth rate was based on long-term growth expectations in Latin America, and the discount rate was based on the cost of capital of comparable companies. For the 2024 annual impairment test, a terminal growth rate of 3% and a discount rate of 12% were used.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

The Bank performed sensitivity analysis on the key assumptions used in estimating the Latin America CGU’s VIU in the prior year. The estimate of reasonably possible changes to the key assumptions was based on available evidence in respect of each input such as historical performance against forecasts, risks associated with the underlying cash flow projections, and range of discount rates observed externally. Reasonable negative changes in any one key assumption, holding other factors constant, would not result in impairment for the Latin America CGU.
Intangible assets
Intangible assets consist of assets with indefinite and finite useful lives. Indefinite life intangible assets consist substantially of fund management contracts. The fund management contracts are for the management of open-ended funds. Finite life intangible assets include assets such as computer software, customer relationships and core deposit intangibles.

	Finite life		Indefinite life
($ millions)	Computer software	Other intangibles	Fund management contracts (1)	Other intangibles	Total
Cost
Balance as at October 31, 2023	$5,639	$1,815	$4,415	$163	$12,032
Acquisitions	–	–	–	–	–
Additions	840	1	–	–	841
Impairment	(188)	–	–	–	(188)
Disposals/Retirements	(538)	–	–	–	(538)
Foreign currency adjustments and other	24	(22)	–	–	2
Balance as at October 31, 2024	$5,777	$1,794	$4,415	$163	$12,149
Acquisitions	–	–	–	–	–
Additions	637	–	–	–	637
Impairment (2)	(199)	–	–	–	(199)
Disposals/Retirements	(170)	(36)	–	–	(206)
Foreign currency adjustments and other	390	20	–	–	410
Balance as at October 31, 2025	$6,435	$1,778	$4,415	$163	$12,791
Accumulated amortization
Balance as at October 31, 2023	$2,566	$1,454	$–	$–	$4,020
Amortization	958	72	–	–	1,030
Impairment	(91)	–	–	–	(91)
Disposals/Retirements	(614)	–	–	–	(614)
Foreign currency adjustments and other	(75)	(13)	–	–	(88)
Balance as at October 31, 2024	$2,744	$1,513	$–	$–	$4,257
Amortization	828	68	–	–	896
Impairment (2)	(9)	–	–	–	(9)
Disposals/Retirements	(32)	(36)	–	–	(68)
Foreign currency adjustments and other	113	18	–	–	131
Balance as at October 31, 2025	$3,644	$1,563	$–	$–	$5,207
Net book value
As at October 31, 2024	$3,033 (3)	$281	$4,415	$163	$7,892
As at October 31, 2025	$2,791 (3)	$215	$4,415	$163	$7,584

(1)	Fund management contracts are attributable to the previously acquired Dynamic Funds business (formerly DundeeWealth Inc.), MD Financial Management Inc., and Jarislowsky Fraser Limited.
(2)
In the current year, the Bank recognized an impairment loss of $
165

million pre-tax in relation to its agreement to sell banking operations in Colombia, Costa Rica and Panama. Refer to Note 35 for details.

(3)
Computer software comprises purchased software of $262 (2024 – $194), internally generated software of $1,633 (2024 – $1,939), and in process software not subject to amortization of $896 (2024 – $900).

Impairment testing of intangible assets
Indefinite life intangible assets are not amortized and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying value of the indefinite life intangible asset to its recoverable amount. The recoverable amount of fund management contracts is based on a VIU approach using the multi-period excess earnings method. This approach uses cash flow projections from management-approved financial budgets, which include key assumptions related to market appreciation, net sales of funds, and operating margins, taking into consideration past experience and market expectations. The forecast cash flows cover a
5-year
period, with a terminal growth rate of 4.5% (2024 – 4.5%) applied thereafter. These cash flows have been discounted at 10% (2024 – 10%). Fund management contracts were assessed for annual impairment using data as at July 31, 2025 and 2024, and no impairment was determined to exist. As of October 31, 2025 and 2024, there were no significant changes to this assessment. In addition, reasonable negative changes in any one key assumption, holding other factors constant, would not result in impairment.
Finite life intangible assets are only assessed for impairment if events or circumstances indicate that the asset may be impaired. When required, impairment is assessed by comparing the carrying value of the finite life intangible asset to its recoverable amount, which is generally determined using a VIU approach. In fiscal 2024, computer software with a net book value of $97 million was assessed as impaired.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

18	Other Assets

As at October 31 ($ millions)	2025	2024
Accrued interest	$4,969	$5,352
Accounts receivable and prepaids	2,750	2,118
Current tax assets	2,649	2,374
Margin deposits on derivatives	13,304	9,976
Segregated fund assets	1,006	1,231
Pension assets (Note 27)	1,036	684
Receivable from brokers, dealers and clients	4,597	3,244
Other	5,056	5,322
Total	$35,367	$30,301

19	Deposits

	2025					2024
	Payable on demand (1)
As at October 31 ($ millions)	Interest- bearing	Non-interest- bearing	Payable after notice (2)	Payable on a fixed date (3)	Total
Personal	$38,089	$10,892	$124,057	$128,680	$301,718	$298,821
Business and government	197,177	33,094	68,673	328,723	627,667	600,114
Financial institutions	10,754	967	4,068	21,105	36,894	44,914
Total	$246,020	$44,953	$196,798	$478,508	$966,279	$943,849
Recorded in:
Canada	$160,504	$23,892	$180,349	$327,855	$692,600	$686,817
United States	47,431	101	4,563	49,400	101,495	90,442
United Kingdom	–	–	367	33,679	34,046	27,091
Mexico	13,893	7,339	–	17,859	39,091	36,751
Peru	11,159	7	1,908	6,843	19,917	17,710
Chile	1,310	5,347	142	16,336	23,135	23,232
Colombia	3,140	552	548	6,168	10,408	8,102
Other International	8,583	7,715	8,921	20,368	45,587	53,704
Total (4)	$246,020	$44,953	$196,798	$478,508	$966,279	$943,849

(1)	Deposits payable on demand include deposits for which the Bank may not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include deposits for which the Bank may require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)
Deposits denominated in U.S. dollars amount to $297,065 (2024 – $295,316), deposits denominated in Chilean pesos amount to $20,053 (2024 – $19,271), deposits denominated in Mexican pesos amount to $35,941 (2024 – $34,416) and deposits denominated in other foreign currencies amount to $117,530 (2024 – $109,683).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000
(1)
.

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at October 31, 2025	$54,287	$37,607	$57,519	$109,573	$15,165	$274,151
As at October 31, 2024	$64,521	$37,062	$59,273	$115,757	$18,820	$295,433

(1)	The majority of foreign term deposits are in excess of $100,000.

20	Subordinated Debentures
These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks.

As at October 31 ($ millions)			2025	2024
Maturity date	Interest rate (%)	Terms (1)	Carrying value (2)	Carrying value (2)
June 2025	8.900	On June 20, 2025, all $250 million of outstanding 8.900% subordinated debentures matured. The principal plus accrued interest were paid to noteholders on the maturity date.	$–	$251
December 2025 (3)	4.500	U.S.$1,250 million. Interest will be payable semi-annually in arrears on June 16 and December 16 of each year, until maturity in December 2025 .	1,753	1,740
May 2032 (3)	3.934	Redeemable on or after May 3, 2027. After May 3, 2027, interest will be payable quarterly at the then prevailing three-month bankers’ acceptance rate plus 1.520 % subject to applicable benchmark fallback considerations.	1,744	1,713
December 2032 (3)	1.800	JPY 33,000 million. Redeemable on December 20, 2027. After December 20, 2027, interest will be payable semi-annually at the reference Japanese Government Bond rate plus 1.681% on the reset date.	300	301
August 2033 (3)	5.679	Redeemable on or after August 2, 2028. After August 2, 2028, interest will be payable at an annual rate equal to Daily Compounded CORRA plus 2.100%.	1,026	1,016
December 2033 (3)	1.830	JPY 12,000 million. Redeemable on December 1, 2028. After December 1, 2028, interest rate on the debentures will be reset to the prevailing yield of Japanese Government Bond rate plus 1.477% on the reset date.	109	110
August 2034 (3)	4.959	Redeemable on or after August 1, 2029. After August 1, 2029, interest will be payable at Daily Compounded CORRA plus 1.550%.	1,034	998
May 2037 (3)	4.588	U.S.$1,250 million. Redeemable between April 12, 2027, and May 4, 2032. On May 4, 2032, interest will reset at the then prevailing 5-year U.S. treasury rate plus 2.050%.	1,726	1,704
			$7,692	$7,833

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval and subject to the terms in the relevant prospectus.
(2)
The carrying value of subordinated debentures may differ from par value due to the impact of fair value hedges used for managing interest rate risk and subordinated debentures held for market-making purposes.

(3)
These debentures contain
non-viability
contingent capital (NVCC) provisions. Under such NVCC provisions, outstanding debentures are convertible into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable.
If such a conversion were to occur, the debentures would be converted into common shares pursuant to an automatic conversion formula defined as 150% of the par value plus accrued and unpaid interest divided by the conversion price and, where applicable, subject to translation at foreign exchange rates in effect at the time of conversion. The conversion price is based on the greater of: (i) a floor price of $5.00 (subject to adjustments in certain events as set out in the respective prospectus supplements), and (ii) the current market price of the Bank’s common shares at the time of the trigger event
(10-day
weighted average).

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

21	Other Liabilities

As at October 31 ($ millions)	2025	2024
Accrued interest	$6,856	$7,840
Lease liabilities (1)	2,955	2,982
Accounts payable and accrued expenses	9,151	8,133
Current tax liabilities	942	1,070
Deferred tax liabilities (Note 26)	1,414	1,397
Gold and silver certificates and bullion	757	578
Margin and collateral accounts	8,883	8,186
Segregated fund liabilities	1,007	1,231
Payables to brokers, dealers and clients	1,843	798
Provisions (Note 22)	668	411
Allowance for credit losses on off-balance sheet exposures (Note 12)	175	186
Pension liabilities (Note 27)	535	523
Other liabilities of subsidiaries and structured entities	22,665	22,104
Other	9,011	7,589
Total	$66,862	$63,028

(1)	Represents discounted value of lease liabilities.
The table below sets out a maturity analysis of undiscounted lease liabilities showing the lease payments to be made after the reporting date:

As at October 31 ($ millions)	2025	2024
Within 1 year	$393	$410
1 to 2 years	405	404
2 to 3 years	390	401
3 to 4 years	387	381
4 to 5 years	376	358
After 5 years	2,023	1,677
Total	$3,974	$3,631

22	Provisions

($ millions)
As at November 1, 2023	$573
Provisions made during the year	203
Provisions utilized / released during the year	(365)
Balance as at October 31, 2024	$411
Provisions made during the year	422
Provisions utilized / released during the year	(165)
Balance as at October 31, 2025	$668
Restructuring Charge
In Q4 2025, the Bank recorded a restructuring charge and severance provisions as well as other related charges of $
373 million ($270 million after-tax) primarily related to workforce reductions across its global operations. These amounts reflect actions taken by the Bank to simplify its organizational structure in Canadian Banking, restructure and right-size Asia operations in Global Banking and Markets and regionalize activities across its international footprint. Of these amounts, which were all recorded in the Other operating segment, $272 million was included in other liabilities – provisions as at October 31, 2025.
Legal
In the ordinary course of business, the Bank and its subsidiaries are and have been subject to a variety of pending and threatened legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits, and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Some of these matters may involve novel legal theories and interpretations and may be advanced under criminal as well as civil statutes, and some proceedings could result in the imposition of civil, regulatory enforcement or criminal penalties. The Bank reviews the status of all proceedings on an ongoing basis and will exercise judgment in resolving them in such manner as the Bank believes to be in its best interest. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be. However, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation or regulatory proceedings will have a material adverse effect on the consolidated financial statements for the year ended October 31, 2025 or results of operations of the Bank.
Legal provisions are established when it becomes probable that the Bank will incur an expense related to a legal action or regulatory proceeding and the amount can be reliably estimated. Such provisions are recorded at the best estimate of the amount required to settle any obligation related to these legal actions as at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Management and internal and external experts are involved in estimating any amounts that may be required. The actual costs of resolving these claims may vary significantly from the amount of the legal provisions. The Bank’s estimate involves significant judgement, given the varying stages of the proceedings, the fact that the Bank’s liability, if any, has yet to be determined and the fact that the underlying matters will change from time to

2025 Scotiabank Annual Report
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Consolidated Financial Statements

time. As such, there is a possibility that the ultimate resolution of those legal actions may be material to the Bank’s consolidated results of operations for any particular reporting period.
The Bank, through its Peruvian subsidiary, is engaged in a legal action related to certain value-added tax assessed amounts and associated interest totaling $176 million, which arose from certain client transactions that occurred prior to the Bank’s acquisition of the subsidiary. The legal action in Peru relating to the original assessed amount was concluded in favour of the Government of Peru in May 2024. Accordingly, the Bank paid $34 million representing the principal and associated reasonable interest, which was recorded in non-interest
expenses – other. In November 2021, the Peruvian Constitutional Court dismissed the matter relating to the accrued default interest for procedural reasons. With respect to this default interest component, and in relation to the Constitutional Court of Peru’s treatment of Scotiabank Peru, in October 2022, the Bank filed a request for arbitration against the Republic of Peru before the International Centre for the Settlement of Investment Disputes (ICSID), pursuant to the provisions of the Canada-Peru Free Trade Agreement. This case is currently proceeding through the arbitration process. In Q3 2024, the Bank recorded a legal provision of $142 million in other liabilities – provisions, representing the amount at issue in the arbitration. The Bank intends to continue to vigorously advance its position.

23	Common shares, preferred shares and other equity instruments

(a)	Common shares
Authorized:
An unlimited number of common shares without nominal or par value.
Issued and fully paid:

	2025			2024
As at October 31 ($ millions)	Number of shares		Amount	Number of shares		Amount
Outstanding at beginning of year	1,244,435,686		$22,054	1,214,044,420		$20,109
Issued in relation to share-based payments, net (Note 25)	2,709,942		210	497,930		37
Issued in relation to the Shareholder Dividend and Share Purchase Plan (1)	–		–	29,893,336		1,908
Repurchased for cancellation under the Normal Course Issuer Bid	(10,839,890)		(197)	–		–
Outstanding at end of year	1,236,305,738	(2)	$22,067	1,244,435,686	(2)	$22,054

(1)
Effective November 1, 2024, and until such time as the Bank elects otherwise, the Bank has suspended the discount to the Average Market Price (as defined in the Plan) for dividend reinvestments and stock dividends under the Plan and has discontinued issuances of common shares from treasury under the Plan. Additionally, effective November 1, 2024, and until such time as the Bank elects otherwise, purchases of common shares under the Plan will be made in the secondary market in accordance with the provisions of the Plan.

(2)
In the normal course of business, the Bank’s regulated Dealer subsidiary purchases and sells the Bank’s common shares to facilitate trading/institutional client activity. During fiscal 2025, the number of such shares bought was 30,855,084 and sold was 30,855,333 (2024 – 26,564,849 bought and 26,566,901 sold).

Dividend
The dividends paid on common shares in fiscal 2025 and 2024 were $5,369 million ($4.32 per share) and $5,198 million ($4.24 per share), respectively. The Board of Directors approved a quarterly dividend of $1.10 per common share at its meeting on December 1, 2025. This quarterly dividend applies to shareholders of record at the close of business on January 6, 2026, and is payable January 28, 2026. Refer to Note 23(c) – Restriction on payment of dividends and retirement of shares.
Normal Course Issuer Bid
On May 28, 2025, the Bank announced that OSFI and the Toronto Stock Exchange approved a normal course issuer bid (the “2025 NCIB”)
pursuant to which it may repurchase for cancellation up to 20 million of the Bank’s common shares. Purchases under the 2025 NCIB commenced on May 30, 2025, and will terminate upon the earlier of: (i) the Bank purchasing the maximum number of common shares under the 2025 NCIB, (ii) the Bank providing a notice of termination, or (iii) May 29, 2026.
During the year ended October 31, 2025, the
B
ank repurchased and cancelled approximately 10.8 million common shares at an average price of $82.57 per share for a total amount of $913 million, including
t
ax.
Non-viability
Contingent Capital
The maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC subordinated additional tier 1 capital notes, including those issued to Scotiabank LRCN Trust as recourse assets in respect of NVCC limited recourse capital notes, and NVCC preferred shares as at October 31, 2025 would be 4,863 million common shares (2024 – 4,582 million common shares) based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends (refer to Note 20 – Subordinated debentures and Note 23(b) – Preferred shares and other equity instruments for further details).

(b)	Preferred shares and other equity instruments
Preferred shares
Authorized:
An unlimited number of preferred shares without nominal or par value. There are currently no preferred shares outstanding.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

Other equity instruments
Other equity instruments are comprised of NVCC additional Tier 1 qualifying regulatory capital notes:

									2025			2024
First issue date/ Series number	Notional Amount (millions)		Next reset date	Interest rate	Interest rate after reset		Next redemption date	Redemption frequency after reset (1)	Amount (millions)	Distributions paid per Note (2)		Amount (millions)	Distributions paid per Note (2)
Subordinated Additional Tier 1 Capital Notes (3)(4)
October 12, 2017 (5)	U.S.$	1,250	January 12, 202 6	6.821%	SOFR +2.90961	(5) %	January 12, 202 6	Quarterly	$1,560	U.S.$	73.88	$1,560	U.S.$	83.86
June 4, 2020 (6)		–		4.900%					$–	U.S.$	36.75	$1,689	U.S.$	49.00

Limited Recourse Capital Notes (3)(7)
Series 1 (8)		$1,250	July 27, 2026	3.700%	GOC +2.761	(9) %	June 27, 2026	Every five years	$1,250		$37.00	$1,250		$37.00
Series 2 (10)	U.S.$	600	October 27, 2026	3.625%	UST +2.613	(11) %	October 27, 2026	Quarterly	$753	U.S.$	36.25	$753	U.S.$	36.25
Series 3 (12)		$1,500	July 27, 2027	7.023%	GOC +3.950	(9) %	June 27, 2027	Every five years	$1,500		$70.23	$1,500		$70.23
Series 4 (13)	U.S.$	750	October 27, 2027	8.625%	UST +4.389	(11) %	October 27, 2027	Quarterly	$1,023	U.S.$	86.25	$1,023	U.S.$	86.25
Series 5 (14)	U.S.$	750	January 27, 2029	8.000%	UST +4.017	(11) %	January 27, 2029	Quarterly	$1,004	U.S.$	80.00	$1,004	U.S.$	63.33
Series 6 (15)	U.S.$	1,000	April 27, 2030	7.350%	UST +2.903	(11) %	April 27, 2030	Quarterly	$1,453	U.S.$	54.51	$–		$–
Series 7 (16)	U.S.$	1,000	October 27, 2035	6.875%	UST +2.734	(11) %	October 27, 2035	Quarterly	$1,396	U.S.$	–	$–		$–
Total other equity instruments									$9,939			$8,779

(1)
Each security is redeemable at the sole discretion of the Bank on the first reset date and every quarter or five years, as applicable, thereafter. Limited Recourse Capital Notes (LRCN) Series 1 and Series 3 are also redeemable in the one month period preceding each reset date. The securities are also redeemable following a regulatory or tax event, as described in the offering documents. All redemptions are subject to regulatory consent and occur at a redemption price of par plus accrued and unpaid interest (unless canceled, where applicable).

(2)	Distributions paid from November 1 to October 31 in the relevant fiscal year per face amount of $1,000 or U.S.$1,000, as applicable.
(3)	The securities rank pari passu to each other and are the Bank’s direct unsecured obligations, ranking subordinate to Bank’s other subordinated indebtedness.
(4)
While interest is payable on the securities when it becomes due, the Bank may, at its sole discretion and with notice, cancel interest payments. Refer to Note 23(c) – Restriction on payment of dividends and retirement of shares.

(5)	CME 3-month Term SOFR.
(6)
On June 4, 2025, the Bank redeemed US $1,250 million 4.900% Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes at 100% of their principal amount plus accrued and unpaid interest. The redemption of these AT1 Notes resulted in a foreign currency loss of $22 million recorded in Retained Earnings.

(7)
Interest on LRCN is
non-deferrable,
however,
non-payment
of interest that is not cured within
five business days
results in a Recourse Event. A Recourse Event of the respective Series occurs if (a) there is non-payment
in cash by the Bank of the principal amount, together with any accrued and unpaid interest, on the maturity date, (b) there is non-payment
in cash of interest which is not cured within 5 business days, (c) there is non-payment
in cash of the redemption price in connection with the redemption of the LRCNs, (d) an event of default occurs (i.e. bankruptcy, insolvency, or liquidation of the Bank), or (e) there is an NVCC Trigger Event. Upon the occurrence of a Recourse Event, the noteholder’s sole recourse will be limited to their proportionate share of the Series’ respective assets held in Scotiabank LRCN Trust, a consolidated entity, which consist initially of the respective AT1 Notes or, following an NVCC Trigger Event, common shares. Refer to Note 23(c) – Restriction on payment of dividends and retirement of shares.

(8)
On June 15, 2021, the Bank issued $1,250 million 3.70% Fixed Rate Resetting Limited Recourse Capital Notes Series 1 (NVCC) (“LRCN Series 1”). In connection with the issuance of LRCN Series 1, the Bank issued $1,250 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (“the Series 1 AT1 Notes”) to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure.

(9)	The then-prevailing five-year Government of Canada yield.
(10)
On October 7, 2021, the Bank issued U.S.$600 million 3.625% Fixed Rate Resetting Limited Recourse Capital Notes Series 2 (NVCC) (“LRCN Series 2”). In connection with the issuance of LRCN Series 2, the Bank issued U.S.$600 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (“the Series 2 AT1 Notes”) to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure.

(11)	The then-prevailing five-year U.S. Treasury Rate.
(12)
On June 16, 2022, the Bank issued $1,500 million 7.023% Fixed Rate Resetting Limited Recourse Capital Notes Series 3 (NVCC) (“LRCN Series 3”). In connection with the issuance of LRCN Series 3, the Bank issued $1,500 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (“the Series 3 AT1 Notes”) to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure.

(13)
On October 25, 2022, the Bank issued U.S.$750 million 8.625% Fixed Rate Resetting Limited Recourse Capital Notes Series 4 (NVCC) (“LRCN Series 4”). In connection with the issuance of LRCN Series 4, the Bank issued U.S.$750 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (“the Series 4 AT1 Notes”) to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure.

(14)
On January 12, 2024, the Bank issued U.S.$750 million 8.000% Fixed Rate Resetting Limited Recourse Capital Notes Series 5 (NVCC) (“LRCN Series 5”). In connection with the issuance of LRCN Series 5, the Bank issued U.S.$750 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (“the Series 5 AT1 Notes”) to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure.

(15)
On January 31, 2025, the Bank issued USD$1,000 million of 7.350% Fixed Rate Resetting Limited Recourse Capital Notes Series
6 (NVCC) (“LRCN Series 6”).
In connection with the issuance of LRCN Series 6, the Bank issued U.S.$1,000 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC)

(“the Series 6 AT1 Notes”) to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure.

(16)
On September 29, 2025, the Bank issued USD$1,000 million of 6.875% Fixed Rate Resetting Limited Recourse Capital Notes Series
7 (NVCC) (“LRCN Series 7”).
In connection with the issuance of LRCN Series 7, the Bank issued U.S.$1,000 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC)

(“the Series 7 AT1 Notes”) to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure.

Contractual NVCC provisions contained in the Bank’s Subordinated Additional Tier 1 Capital Notes, including those issued to Scotiabank LRCN Trust as recourse assets in respect of the LRCNs, trigger conversion of these securities into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable.
If such a conversion were to occur, outstanding Subordinated Additional Tier 1 Capital Notes (NVCC), would be converted into common shares pursuant to an automatic conversion formula defined as 125% of the par value plus accrued and unpaid interest divided by the conversion price. The conversion price is based on the greater of: (i) $5.00 (subject to adjustments in certain events and converted to U.S. dollar-equivalent, where applicable, each as set out in their respective prospectus supplements), and (ii) the current market price of the Bank’s common shares at the time of the trigger event
(10-day
weighted average and converted to U.S. dollar-equivalent, where applicable). U.S. dollar equivalents of the floor price and the current market price, where applicable, are based on the CAD/USD exchange rate on the day prior to the trigger event.
The notes above have been determined to be compound instruments that have both equity and liability features. At inception, the fair value of the liability component is initially measured with any residual amount assigned to the equity component. On the respective dates of issuance, the

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Consolidated Financial Statements

Bank has assigned an insignificant value to each liability component of the notes and, as a result, the proceeds received upon issuance of the notes have been presented as equity. The Bank will continue to monitor events that could impact the value of the liability component.
During the year ended October 31, 2025, the Bank paid aggregate distributions on these notes of $506 million (2024 – $469 million), net of income taxes of $120 million (2024 – $93 million), based on exchange rates in effect on the payment dates, where applicable.

(c)	Restrictions on payment of dividends and retirement of shares
Under the Bank Act, the Bank is prohibited from declaring or paying any dividends on its common or preferred shares or redeeming, purchasing or otherwise retiring such shares when the Bank is, or would be placed by such a declaration or retirement, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act.
In the event that applicable cash distributions on any of the Scotiabank Trust Securities are not paid on a regular distribution date, the Bank has undertaken not to pay dividends of any kind on its preferred or common shares until such distributions are made in full or the twelfth month following the non-payment
of such distributions. Similarly, should the Bank fail to declare regular dividends on any of its directly issued and outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities.
In the event that distributions are not paid in full on the Bank’s Subordinated Additional Tier 1 Capital Notes (NVCC), including those issued as recourse assets in respect of LRCNs to Scotiabank LRCN Trust where the trustee has not waived such distributions or no longer holds the respective AT1 Notes, the Bank has undertaken not to declare dividends on its common or preferred shares or redeem, purchase or otherwise retire such shares until the month commencing after such distributions have been made in full.
In the event that dividends to which preferred shareholders are then entitled have not been paid or sufficient funds have not been set aside to do so, the Bank has undertaken not to declare dividends on its common shares or redeem, purchase or otherwise retire its common shares.
Currently, the above limitations do not restrict the payment of dividends on or retirement of preferred or common shares.

24	Capital Management
The primary regulator over the Bank’s consolidated capital adequacy is the Office of the Superintendent of Financial Institutions, Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Basel Committee on Banking Supervision (BCBS). OSFI requires Canadian deposit-taking institutions to fully implement the Basel III reforms and achieve minimums of 7%, 8.5% and 10.5% for CET1, Tier 1 and Total Capital, respectively. OSFI has also designated the Bank as a domestic systemically important bank
(D-SIB),
increasing its minimum capital ratio requirements by 1% across all tiers of capital, in line with the requirements for global systemically important banks.
In addition, OSFI expects
D-SIBs
to hold a Domestic Stability Buffer (DSB). In December 2022
,
OSFI announced that the DSB will increase to 3.0% of total risk-weighted assets (RWA), effective February 1, 2023, and has increased the DSB’s range from 0% to 4.0%. In June 2023, OSFI announced that the DSB will increase to 3.5% of total RWA, effective November 1, 2023. In addition, in June 2025, OSFI maintained the DSB at 3.5% of RWA. OSFI’s minimum regulatory capital ratio requirements, including the
D-SIB
1.0% surcharge and its DSB are: 11.5%, 13.0% and 15.0% for Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios, respectively. In addition, the Bank is presently subject to a BCBS countercyclical buffer requirement of approximately eight basis points.
In addition to risk-based capital requirements, the Basel III reforms introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. Institutions are expected to maintain an operating buffer above the 3.5% minimum, including the
D-SIB
surcharge of 0.5%, effective Q2 2023.
The Bank’s regulatory capital ratios were as follows:

As at October 31 ($ millions)	2025	2024
Capital (1)
Common Equity Tier 1 capital	$62,752	$60,631
Net Tier 1 capital	72,790	69,499
Total regulatory capital	80,908	77,708
Total loss absorbing capacity (TLAC) (2)	138,049	137,752
Risk-weighted assets/exposures used in calculation of capital ratios
Risk-weighted assets (1)	$474,453	$463,992
Leverage exposures (3)	1,622,415	1,563,140
Regulatory ratios (1)
Common Equity Tier 1 capital ratio	13.2%	13.1%
Tier 1 capital ratio	15.3%	15.0%
Total capital ratio	17.1%	16.7%
Total loss absorbing capacity ratio (2)	29.1%	29.7%
Leverage ratio (3)	4.5%	4.4%
Total loss absorbing capacity leverage ratio (2)	8.5%	8.8%

(1)	The regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023).
(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(3)	The leverage ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023).
The Bank exceeded the OSFI regulatory minimum capital ratios as at October 31, 2025.

25	Share-Based Payments

(a)	Stock option plans
The Bank grants stock options as part of the Employee Stock Option Plan as well as stand-alone stock appreciation rights (SARs). Options to purchase common shares and/or to receive an equivalent cash payment, as applicable, may be granted to select employees at an exercise price of the higher of the closing price of the Bank’s common shares on the TSX on the trading day prior to the grant date or the volume weighted average trading price for the five trading days immediately preceding the grant date.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

Stock options granted vest 50% at the end of the third year and 50% at the end of the fourth year. Stock options are exercisable no later than 10 years after the grant date. In the event that the expiry date falls within an insider trading blackout period, the expiry date will be extended for 10 business days after the end of the blackout period. There is a total of 141 million common shares which have been reserved for issuance under the Bank’s Employee Stock Option Plan of which 120 million common shares have been issued as a result of the exercise of options and 11 million common shares are committed under outstanding options, leaving 11 million common shares available for issuance as options. Outstanding options expire on dates ranging from December 3, 2025 to December 12, 2034.
The cost of these options is recognized on a graded vesting basis except where the employee is eligible to retire prior to a tranche’s vesting date, in which case the cost is recognized between the grant date and the date the employee is eligible to retire.
The Stock Option Plan includes:

•	Stock options
Employee stock options granted are equity-classified stock options which call for settlement in shares.
The amount recorded in equity – other reserves for vested stock options as at October 31, 2025 was $124 million (2024 – $124 million).
In 2025, an expense of $15 million (2024 – $13 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. As at October 31, 2025, future unrecognized compensation cost for non-vested
stock options was $8 million (2024 – $10 million) which is to be recognized over a weighted-average period of 1.84 years (2024 – 2.03 years).

•	Stock appreciation rights
Stand-alone SARs are granted instead of stock options to select employees in countries where local laws may restrict the Bank from issuing shares. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date.
During fiscal 2025, 119,316 SARs were granted (2024 – 81,414) and as at October 31, 2025, 485,684 SARs were outstanding (2024 – 570,156), of which 481,880 SARs were vested (2024 – 566,349).
The impact to the Bank’s consolidated financial statements of vested and outstanding SARs was not material.
Determination of fair values
The share-based payment expense for stock options was quantified using the Black-Scholes option pricing model on the date of grant. The fiscal 2025 and 2024 stock option grants were fair valued using the following weighted-average assumptions and resulting fair value per award:

	2025 Grant	2024 Grant
Assumptions
Risk-free interest rate %	2.77%	3.26%
Expected dividend yield	4.88%	4.47%
Expected price volatility	19.33%	19.76%
Expected life of option	6.84 Years	6.90 Years
Fair value
Weighted-average fair value	$8.07	$7.68
The risk-free rate is based on Canadian treasury bond rates interpolated for the maturity equal to the expected life until exercise of the options. Expected dividend yield is based on historical dividend payout. Expected price volatility is determined based on the historical volatility for compensation. For accounting purposes, an average of the market consensus implied volatility for traded options on our common shares and the historical volatility is used.
Details of the Bank’s Employee Stock Option Plan are as follows
(1)
:

	2025		2024
As at October 31	Number of stock options (000’s)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Outstanding at beginning of year	11,456	$70.75	11,558	$72.74
Granted	1,587	79.13	2,676	59.99
Exercised as options	(2,710)	72.21	(498)	66.04
Forfeited	(85)	70.66	(600)	70.34
Expired	(161)	72.62	(1,680)	68.84
Outstanding at end of year	10,087	$71.65	11,456	$70.75
Exercisable at end of year	3,333	$75.39	4,737	$73.10
Available for grant	10,562		11,902

	Options Outstanding			Options Exercisable
As at October 31, 2025	Number of stock options (000’s)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Range of exercise prices
$55.63 to $68.32	2,363	8.02	$59.99	–	$–
$68.33 to $74.34	4,423	5.43	$70.17	2,313	$71.62
$74.35 to $85.46	3,301	6.96	$81.98	1,020	$83.95
	10,087	6.54	$71.65	3,333	$75.39

(1)	Excludes SARs.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

(b)	Employee share ownership plans
Eligible employees can contribute up to a specified percentage of salary towards the purchase of common shares of the Bank. In general, the Bank matches
50-60%
of eligible contributions, depending on the region, up to a maximum dollar amount, which is expensed in salaries and employee benefits. During 2025, the Bank’s contributions totalled $94 million (2024 – $94 million). Contributions, which are used to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.
As at October 31, 2025, an aggregate of 21 million common shares were held under the employee share ownership plans (2024 – 21 million). The shares in the employee share ownership plans are considered outstanding for computing the Bank’s basic and diluted earnings per share.

(c)	Other share-based payment plans
Other share-based payment plans use notional units that are valued based on the Bank’s common share price on the TSX. Most grants of units accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. These plans are settled in cash and, as a result, are liability-classified. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s share-based payment expense. As described below, the value of the Performance Share Units also varies based on Bank performance. Upon exercise or redemption, payments are made to the employees with a corresponding reduction in the accrued liability.
In 2025, an aggregate expense of $394 million (2024 – $357 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income for these plans. This expense includes gains from derivatives used to manage the volatility of share-based payments of $345 million (2024 – $196 million gains
).
As at October 31, 2025, the share-based payment liability recognized for vested awards under these plans was $1,446 million (2024 – $1,010 million).
Details of these other share-based payment plans are as follows:
Deferred Stock Unit Plan (DSU)
Under the DSU Plan, senior executives may elect to receive all or a portion of their cash bonus under the Annual Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. In addition the DSU plan allows for eligible executives of the Bank to participate in grants that are not allocated from the Annual Incentive Plan election. These grants are subject to specific vesting schedules. Units are redeemable in cash only when an executive ceases to be a Bank employee, and must be redeemed by December 31 of the year following that event. As at October 31, 2025, there were 3,040,333 units (2024 – 2,732,877) awarded and outstanding of which 2,179,058 units were vested (2024 – 1,893,903).
Directors’ Deferred Stock Unit Plan (DDSU)
Under the DDSU Plan,
non-officer
directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable in cash, only following resignation or retirement, and must be redeemed by December 31 of the year following that event. As at October 31, 2025, there were 436,880 units outstanding (2024 – 420,889).
Restricted Share Unit Plan (RSU)
Under the RSU Plan, select employees receive an award of restricted share units which, for the majority of grants, vest at the end of three years. There are certain grants that provide for a graduated vesting schedule. Upon vesting, all RSU units are paid in cash to the employee. The share-based payment expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date in which case, the expense is recognized between the grant date and the date the employee is eligible to retire. As at October 31, 2025, there were 9,438,970 units (2024 – 8,478,453) awarded and outstanding of which 6,888,296 units were vested (2024 – 5,665,778).
Performance Share Unit Plan (PSU)
Eligible executives receive an award of performance share units which, for the majority of grants, vest at the end of three years. Certain grants provide for a graduated vesting schedule which includes a specific performance factor calculation. PSU awards are subject to performance criteria measured over a three-year period whereby a multiplier factor is applied which impacts the incremental number of units due to employees. The three-year performance measures include return on equity compared to target and total shareholder return relative to a comparator group selected prior to the granting of the award. The Bank uses a probability-weighted-average of potential outcomes to estimate the multiplier impact. The share-based payment expense is recognized over the vesting period except where the employee is eligible to retire prior to the vesting date; in which case, the expense is recognized between the grant date and the date the employee is eligible to retire. This expense varies based on changes in the Bank’s share price and the Bank’s performance compared to the performance measures. Upon vesting, the units are paid in cash to the employee. As at October 31, 2025, there were 7,026,302 units (2024 – 6,766,501) outstanding subject to performance criteria, of which 6,010,837 units were vested (2024 – 4,843,892).

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

26	Corporate Income Taxes
Corporate income taxes recorded in the Bank’s consolidated financial statements for the years ended October 31 are as follows:

(a)	Components of income tax provision

For the year ended October 31 ($ millions)	2025	2024
Provision for income taxes in the Consolidated Statement of Income:

Current income taxes:
Domestic:
Federal	$1,088	$138
Provincial	786	275
Adjustments related to prior periods	23	(40)
Foreign	1,418	1,219
Adjustments related to prior periods	(15)	2
	3,300	1,594
Deferred income taxes:
Domestic:
Federal	(261)	388
Provincial	(154)	181
Foreign	(134)	(131)
	(549)	438
Total provision for income taxes in the Consolidated Statement of Income	$2,751	$2,032
Provision for income taxes in the Consolidated Statement of Changes in Equity:
Current income taxes	$(162)	$1,019
Deferred income taxes	224	41
	62	1,060
Reported in:
Other Comprehensive Income	187	1,156
Retained earnings	(125)	(96)
Other reserves	–	–
Total provision for income taxes in the Consolidated Statement of Changes in Equity	62	1,060
Total provision for income taxes	$2,813	$3,092
Provision for income taxes in the Consolidated Statement of Income includes:
Deferred tax expense (benefit) relating to origination/reversal of temporary differences	$(549)	$438
Deferred tax expense (benefit) of tax rate changes	–	–
	$(549)	$438

(b)	Reconciliation to statutory rate
Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2025		2024
For the year ended October 31 ($ millions)	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income
Income taxes at Canadian statutory rate	$2,919	27.8%	$2,755	27.8%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches (1)	(177)	(1.7)	(746)	(7.5)
Tax-exempt income from securities	–	–	(28)	(0.3)
Other, net	9	0.1	51	0.5
Total income taxes and effective tax rate	$2,751	26.2%	$2,032	20.5%

(1)	Lower average tax rate applicable to subsidiaries and foreign branches includes the impact of the GMT which increased the effective tax rate by 0.8%.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

(c)	Deferred taxes
Significant components of the Bank’s deferred tax assets and liabilities are as follows:

	Statement of Income		Statement of Financial Position
	For the year ended		As at
October 31 ($ millions)	2025	2024	2025	2024
Deferred tax assets:
Loss carryforwards	$60	$29	$623	$930
Allowance for credit losses	(272)	54	1,357	1,076
Deferred compensation	(109)	(100)	388	317
Deferred income	(150)	(137)	404	255
Property and equipment	(101)	(10)	422	262
Pension and other post-retirement benefits	(22)	(48)	314	387
Securities	(26)	(17)	284	260
Lease liabilities	3	28	910	891
Own credit risk	–	–	447	250
Other	(22)	(57)	757	673
Total deferred tax assets	$(639)	$(258)	$5,906	$5,301
Deferred tax liabilities:
Cash flow hedges	$–	$–	$39	$57
Deferred compensation	(11)	(24)	209	187
Deferred income	(14)	(20)	65	50
Property and equipment	(39)	(243)	805	684
Pension and other post-retirement benefits	(1)	1	73	82
Securities	34	(14)	398	354
Investment in subsidiaries and associates	(26)	52	86	29
Intangible assets	57	(344)	1,746	1,809
Other	(90)	(104)	646	504
Total deferred tax liabilities	$(90)	$(696)	$4,067	$3,756
Net deferred tax assets (liabilities) (1)	$(549)	$438	$1,839	$1,545

(1)
For Consolidated Statement of Financial Position presentation, deferred tax assets and liabilities are assessed by legal entity. As a result, the net deferred tax assets of $1,839 (2024 – $1,545) are represented by deferred tax assets of $3,253 (2024 – $2,942), and deferred tax liabilities of $1,414 (2024 – $1,397) on the Consolidated Statement of Financial Position.

The major changes to net deferred taxes were as follows:

For the year ended October 31 ($ millions)	2025	2024
Balance at beginning of year	$1,545	$2,095
Deferred tax benefit (expense) for the year recorded in income	549	(438)
Deferred tax benefit (expense) for the year recorded in equity	(224)	(41)
Disposed in divestitures	(35)	–
Other	4	(71)
Balance at end of year	$1,839	$1,545
The tax related to temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in the Consolidated Statement of Financial Position amounts to $10 million (October 31, 2024 – $18 million). The amount related to unrecognized losses is $10 million, which have no expiry.
Included in the net deferred tax asset are tax benefits of $56 million (2024 – $73 million) that have been recognized in the Canadian bank and certain Canadian and foreign subsidiaries that have incurred losses in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits, the Bank relied on projections of future taxable profits which are expected to generate sufficient taxable income to utilize the deferred tax assets.
The amount of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures for which deferred tax liabilities have not been recognized at October 31, 2025 is approximately $59 billion (2024 – $57 billion).
Tax Assessments
The Bank received reassessments totaling $1,808
million of tax and interest as a result of the Canada Revenue Agency (CRA) denying the tax deductibility of certain Canadian dividends received during the 2011-2020 taxation years. The dividends subject to these reassessments are similar to those prospectively addressed by tax rules introduced in 2015 and 2018. The Bank has filed Notices of Appeal with the Tax Court of Canada against the federal reassessment in respect of its 2011 and 2012 taxation years. In addition, a subsidiary of the Bank received reassessments on the same matter in respect of its 2018-2020 taxation years totaling $
4 million of tax and interest.
A subsidiary of the Bank received withholding tax assessments from the CRA in respect of certain of its securities lending transactions for its
2014-2019
taxation years totaling $637 million of tax, penalties and interest. The subsidiary has filed a Notice of Appeal with the Tax Court of Canada against the federal assessment in respect of its 2014-2019 taxation years.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

In respect of both matters, the Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada) and intends to vigorously defend its position.
Global Minimum Tax
The Organisation for Economic
Co-operation
and Development published Pillar Two model rules in December 2021 as part of its efforts toward international tax reform. The rules aim to have large multinational enterprises, with consolidated revenues in excess of
€
750 million, pay a minimum effective tax of 15%. These rules apply to the Bank effective November 1, 2024, and have been enacted or substantively enacted in certain jurisdictions in which the Bank operates, including Canada, whose Global Minimum Tax (GMT) Act was enacted in June 2024.
The IASB previously issued amendments to IAS 12 Income Taxes for a temporary mandatory exception from the recognition and disclosure of deferred taxes related to the implementation of Pillar Two GMT rules, which the Bank has applied.
For the
t
welve
 months ended October 31, 2025, the impact of the GMT on the Bank’s effective tax rate was approximately 0.8%, and was primarily related to its operations in certain Caribbean jurisdictions and Ireland.

27	Employee Benefits
The Bank sponsors a number of employee benefit plans, including pensions (defined benefit and defined contribution) and other benefit plans (post-retirement benefits and other long-term employee benefits) for most of its employees globally. The information presented below relates to the Bank’s principal plans; other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.
Global pension plans
The principal pension plans include plans in Canada, U.S., Mexico, UK, Ireland, Jamaica, Trinidad & Tobago and other countries in the Caribbean in which the Bank operates. The most significant pension plans provided by the Bank are in Canada. The Bank has a strong and well-defined governance structure to manage these global obligations. The investment policy for each principal plan is reviewed periodically and all plans are in good standing with respect to legislation and local regulations.
Actuarial valuations for funding purposes for the Bank’s funded pension plans are conducted as required by applicable legislation. The purpose of the actuarial valuation is to determine the funded status of the plans on a going-concern and statutory basis and to determine the required contributions. The plans are funded in accordance with applicable pension legislation and the Bank’s funding policies such that future benefit promises based on plan provisions are well secured. The assumptions used for the funding valuations are set by independent plan actuaries on the basis of the requirements of the local actuarial standards of practice and statutes.
Scotiabank Pension Plan (Canada)
The most significant pension plan is the Scotiabank Pension Plan (SPP), which includes a closed defined benefit (DB) component. Employees hired in Canada on or after May 1, 2018, participate in a defined contribution (DC) component only. As the administrator of the SPP, the Bank has established a well-defined governance structure and policies to maintain compliance with legislative and regulatory requirements under OSFI and the Canada Revenue Agency. The Bank appoints a number of committees to oversee and make decisions related to the administration of the SPP. Certain committees are also responsible for the investment of the assets of the SPP Fund and for monitoring the investment managers and performance.

•
The Human Capital and Compensation Committee (HCOB) of the Board approves the charter of the Pension Administration and Investment Committee (PAIC), reviews reports, and approves the investment policy. The HCOB also reviews and recommends any amendments to the SPP to the Board of Directors.

•
PAIC is responsible for recommending the investment policy to the HCOB, for appointing and monitoring investment managers, and for reviewing auditor and actuary reports. PAIC also monitors the administration of member pension benefits.

•	The Scotiabank Master Trust Committee (MTC) invests assets in accordance with the investment policy and all applicable legislation. The MTC assigns specific mandates to investment managers.
•
The Capital Accumulation Plans (CAP) Committee is responsible for the administration and investment of the DC component of the SPP including the selection and monitoring of investment options available to DC participants.

Actuarial valuations for funding purposes for the SPP are conducted on an annual basis. The most recent funding valuation was conducted as of November 1, 2024. Contributions are being made to the SPP in accordance with this valuation and are shown in the table in b) below. The assumptions used for the funding valuation are set by independent plan actuaries on the basis of the requirements of the Canadian Institute of Actuaries and applicable regulation.
Other benefit plans
The principal other benefit plans include plans in Canada, U.S., Mexico, Uruguay, UK, Jamaica, Trinidad & Tobago, Colombia and other countries in the Caribbean in which the Bank operates. The most significant other benefit plans provided by the Bank are in Canada.
Key assumptions
The financial information reported below in respect of pension and other benefit plans is based on a number of assumptions. The most significant assumption is the discount rate used to determine the defined benefit obligation, which is set by reference to the yields on high quality corporate bonds that have durations that match the terms of the Bank’s obligations. Separate discount rates are used to determine the annual benefit expense in Canada and the U.S. These rates are determined with reference to the yields on high quality corporate bonds with durations that match the various components of the annual benefit expense. The discount rate used to determine the annual benefit expense for all other plans continues to be the same as the rate used to determine the defined benefit obligation. Other assumptions set by management are determined in reference to market conditions, plan-level experience, best practices and future expectations. The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense for all of the Bank’s principal plans are summarized in the table in f) below.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

Risk management
The Bank’s defined benefit pension plans and other benefit plans expose the Bank to a number of risks. Some of the more significant risks include interest rate risk, investment risk, longevity risk and health care cost increases, among others. These risks could result in higher defined benefit expense and a higher defined benefit obligation to the extent that:

•	there is a decline in discount rates; and/or
•	plan assets returns are less than expected; and/or
•	plan members live longer than expected; and/or
•	health care costs are higher than assumed.
In addition to the governance structure and policies in place, the Bank manages risks by regularly monitoring market developments and asset investment performance. The Bank also monitors regulatory and legislative changes along with demographic trends and revisits the investment strategy and/or plan design as warranted.

a)	Relative size of plan obligations and assets

	Pension plans			Other benefit plans
	Canada
For the year ended October 31, 2025	SPP	Other	International	Canada	International
Percentage of total benefit obligations	72%	16%	12%	50%	50%
Percentage of total plan assets	74%	11%	15%	–	100%
Percentage of total benefit expense (1)	74%	23%	3%	42%	58%

	Pension plans			Other benefit plans
	Canada
For the year ended October 31, 2024	SPP	Other	International	Canada	International
Percentage of total benefit obligations	72%	15%	13%	50%	50%
Percentage of total plan assets	74%	11%	15%	–	100%
Percentage of total benefit expense (1)	73%	27%	–	46%	54%

(1)	Excludes non-routine benefit expense items such as past service costs, curtailment charges and settlement charges.

b)	Cash contributions and payments
The table below shows the cash contributions and payments made by the Bank to its principal plans in 2025, and the prior year.

Contributions to the principal plans for the year ended October 31 ($ millions)	2025	2024
Defined benefit pension plans (cash contributions to fund the plans, including paying beneficiaries under the unfunded pension arrangements)
SPP (excluding defined contribution provision)	$158	$69
All other plans	64	47
Other benefit plans (cash contributions mainly in the form of benefit payments to beneficiaries)	61	62
Defined contribution pension and other benefit plans (cash contributions)	206	184
Defined contribution pension contributions funded from pension plan surplus	–	(54)
Total contributions (1)	$489	$308

(1)
Based on preliminary estimates, the Bank expects to make contributions of $158 million to the SPP (excluding the defined contribution
provision), $79 million to all other defined benefit pension plans, $66 million to other benefit plans and $217 million to all defined contribution plans for the year ending October 31, 2026.

c)	Funded and unfunded plans
The excess (deficit) of the fair value of assets over the benefit obligation at the end of the year includes the following amounts for plans that are wholly unfunded and plans that are wholly or partly funded.

	Pension plans		Other benefit plans
As at October 31 ($ millions)	2025	2024	2025	2024
Benefit obligation
Benefit obligation of plans that are wholly unfunded	$346	$362	$890	$930
Benefit obligation of plans that are wholly or partly funded	8,886	8,529	264	217

Funded status
Benefit obligation of plans that are wholly or partly funded	$8,886	$8,529	$264	$217
Fair value of assets	9,956	9,260	63	84
Excess (deficit) of fair value of assets over benefit obligation of wholly or partly funded plans	$1,070	$731	$(201)	$(133)
Benefit obligation of plans that are wholly unfunded	346	362	890	930
Excess (deficit) of fair value of assets over total benefit obligation	$724	$369	$(1,091)	$(1,063)
Effect of asset limitation and minimum funding requirement	(223)	(208)	–	–
Net asset (liability) at end of year	$501	$161	$(1,091)	$(1,063)

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

d)	Financial information
The following tables present financial information related to the Bank’s principal plans.

	Pension plans		Other benefit plans
For the year ended October 31 ($ millions)	2025	2024	2025	2024
Change in benefit obligation
Benefit obligation at beginning of year	$8,891	$7,669	$1,147	$1,114
Current service cost	244	205	22	20
Interest cost on benefit obligation	432	456	70	77
Employee contributions	26	27	–	–
Benefits paid	(438)	(404)	(94)	(101)
Actuarial loss (gain)	8	959	55	59
Past service cost (1)	32	–	(63)	(1)
Business acquisition	–	–	(2)	–
Settlements	–	(2)	–	–
Foreign exchange	37	(19)	19	(21)
Benefit obligation at end of year	$9,232	$8,891	$1,154	$1,147

Change in fair value of assets
Fair value of assets at beginning of year	9,260	8,139	84	113
Interest income on fair value of assets	467	494	8	9
Return on plan assets in excess of (less than) interest income on fair value of assets	421	955	(1)	8
Employer contributions	222	62	61	62
Employee contributions	26	27	–	–
Benefits paid	(438)	(404)	(94)	(101)
Administrative expenses	(12)	(13)	–	–
Business acquisition	–	–	–	–
Settlements	–	(3)	–	–
Foreign exchange	10	3	5	(7)
Fair value of assets at end of year	$9,956	$9,260	$63	$84

Funded status
Excess (deficit) of fair value of assets over benefit obligation at end of year	724	369	(1,091)	(1,063)
Effect of asset limitation and minimum funding requirement (2)	(223)	(208)	–	–
Net asset (liability) at end of year	$501	$161	$(1,091)	$(1,063)
Recorded in:
Other assets in the Bank’s Consolidated Statement of Financial Position	1,036	684	1	1
Other liabilities in the Bank’s Consolidated Statement of Financial Position	(535)	(523)	(1,092)	(1,064)
Net asset (liability) at end of year	$501	$161	$(1,091)	$(1,063)

Annual benefit expense
Current service cost	244	205	22	20
Net interest expense (income)	(13)	(32)	62	68
Administrative expenses	12	12	–	–
Past service costs (1)	32	–	(63)	(1)
Amount of settlement (gain) loss recognized	–	1	–	–
Remeasurement of other long-term benefits	–	–	2	6
Benefit expense (income) recorded in the Consolidated Statement of Income (A)	$275	$186	$23	$93
Defined contribution benefit expense (B)	$205	$183	$1	$1

Remeasurements
Return on plan assets in excess of interest income on fair value of assets	421	955	(1)	8
Actuarial (loss) gain on benefit obligation	(8)	(959)	(53)	(53)
Change in the asset limitation	6	(146)	–	–
Gains (losses) recorded in OCI (C)	$419	$(150)	$(54)	$(45)
Total benefit cost (A + B - C)	$61	$519	$78	$139
Additional details on actual return on assets and actuarial gains and (losses)
Actual (return) on assets (net of administrative expenses)	$(876)	$(1,436)	$(7)	$(19)
Actuarial gains and (losses) from changes in demographic assumptions	4	7	(11)	–
Actuarial gains and (losses) from changes in financial assumptions	(16)	(952)	(47)	(53)
Actuarial gains and (losses) from changes in experience	4	(14)	3	(6)

Additional details on fair value of pension plan assets invested
In Scotiabank securities (stock, bonds)	54	67	–	–
In property occupied by Scotiabank	3	4	–	–

Change in asset ceiling/(onerous liability)
Asset ceiling /onerous liability at end of prior year	208	55	–	–
Interest expense	22	6	–	–
Remeasurements	(6)	146	–	–
Foreign exchange	(1)	1	–	–
Asset ceiling /onerous liability at end of year	$223	$208	$–	$–

(1)	Other benefit plans past service costs relate to certain post-retirement plan amendments.
(2)	The recognized asset is limited by the present value of economic benefits available from a reduction in future contributions to a plan and from the ability to pay plan expenses from the fund.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

e)	Maturity profile of the defined benefit obligation
The weighted average duration of the total benefit obligation at October 31, 2025 is 13.4 years (2024 – 13.6 years).

	Pension plans		Other benefit plans
For the year ended October 31	2025	2024	2025	2024
Disaggregation of the benefit obligation (%)
Canada
Active members	51%	51%	3%	3%
Inactive and retired members	49%	49%	97%	97%
Total	100%	100%	100%	100%
Mexico
Active members	28%	28%	28%	32%
Inactive and retired members	72%	72%	72%	68%
Total	100%	100%	100%	100%
United States
Active members	28%	31%	32%	43%
Inactive and retired members	72%	69%	68%	57%
Total	100%	100%	100%	100%

f)	Key assumptions (%)
The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense for all of the Bank’s principal plans are summarized as follows:

	Pension plans		Other benefit plans
For the year ended October 31	2025	2024	2025	2024
Benefit obligation at end of year
Discount rate – all plans	5.17%	5.22%	6.34%	6.51%
Discount rate – Canadian plans only	4.80%	4.80%	4.49%	4.69%
Rate of increase in future compensation (1)	3.85%	3.85%	4.48%	4.37%
Benefit expense (income) for the year
Discount rate – All plans
Discount rate for defined benefit obligations	5.22%	6.13%	6.51%	7.36%
Discount rate for net interest cost	4.96%	6.13%	6.35%	7.36%
Discount rate for service cost	5.28%	6.06%	6.62%	7.31%
Discount rate for interest on service cost	5.10%	6.07%	6.53%	7.27%
Discount rate – Canadian plans only
Discount rate for defined benefit obligations	4.80%	5.70%	4.69%	5.80%
Discount rate for net interest cost	4.51%	5.70%	4.42%	5.80%
Discount rate for service cost	4.90%	5.60%	4.87%	5.62%
Discount rate for interest on service cost	4.70%	5.61%	4.69%	5.53%
Rate of increase in future compensation (1)	3.85%	3.96%	4.37%	4.61%
Health care cost trend rates at end of year
Initial rate	n/a	n/a	5.62%	5.72%
Ultimate rate	n/a	n/a	4.76%	4.71%
Year ultimate rate reached	n/a	n/a	2041	2041
Assumed life expectancy in Canada (years)
Life expectancy at 65 for current pensioners – male	23.6	23.6	23.6	23.6
Life expectancy at 65 for current pensioners – female	24.7	24.7	24.7	24.7
Life expectancy at 65, for future pensioners currently aged 45 – male	24.5	24.5	24.5	24.5
Life expectancy at 65, for future pensioners currently aged 45 – female	25.6	25.6	25.6	25.6
Assumed life expectancy in Mexico (years)
Life expectancy at 65 for current pensioners – male	21.6	21.6	21.6	21.6
Life expectancy at 65 for current pensioners – female	24.0	24.0	24.0	24.0
Life expectancy at 65, for future pensioners currently aged 45 – male	21.7	21.7	21.7	21.7
Life expectancy at 65, for future pensioners currently aged 45 – female	24.0	24.0	24.0	24.0
Assumed life expectancy in United States (years)
Life expectancy at 65 for current pensioners – male	22.1	22.0	22.1	22.0
Life expectancy at 65 for current pensioners – female	23.5	23.5	23.5	23.5
Life expectancy at 65, for future pensioners currently aged 45 – male	23.5	23.4	23.5	23.4
Life expectancy at 65, for future pensioners currently aged 45 – female	24.9	24.8	24.9	24.8

(1)
The weighted-average rates of increase in future compensation shown for other benefit plans do not include Canadian flexible post-retirement benefits plans established in fiscal 2005, as they are not impacted by future compensation increases.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

g)	Sensitivity analysis
The sensitivity analysis represents the impact of a change in a single assumption with other assumptions left unchanged. For purposes of the sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation recognized in the statement of financial position.

	Pension plans		Other benefit plans
For the year ended October 31, 2025 ($ millions)	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense
Impact of the following changes:
1% decrease in discount rate	$1,382	$88	$124	$5
0.25% increase in rate of increase in future compensation	73	5	–	–
1% increase in health care cost trend rate	n/a	n/a	97	13
1% decrease in health care cost trend rate	n/a	n/a	(81)	(10)
1 year increase in Canadian life expectancy	160	10	18	1
1 year increase in Mexican life expectancy	3	–	3	–
1 year increase in the United States life expectancy	2	–	1	–

h)	Assets
The Bank’s principal pension plans’ assets are generally invested with the long-term objective of maximizing overall expected returns, at an acceptable level of risk relative to the benefit obligation. A key factor in managing long-term investment risk is asset mix. Investing the pension assets across different asset classes and geographic regions helps to mitigate risk and to minimize the impact of declines in any single asset class, particular region or type of investment. Investment managers – including related-party managers – are typically hired and assigned specific mandates within each asset class.
Pension plan asset mix guidelines are set for the long term and are documented in each plan’s investment policy. Asset mix policy typically also reflects the nature of the plan’s benefit obligations. Legislation places certain restrictions on asset mix – for example, there are usually limits on concentration in any one investment. Other concentration and quality limits are also set forth in the investment policies. Derivatives cannot be used without specific authorization; currently, the main uses of derivatives are for duration management and currency hedging. Asset mix guidelines are reviewed at least once each year, and adjusted, where appropriate, based on market conditions and opportunities. However, large asset class shifts are not common, and typically reflect a change in the pension plan’s situation (e.g. plan amendments) and/or in the investment strategy. Actual asset mix is reviewed regularly and rebalancing back to target asset mix is considered – as needed – generally on a quarterly basis. The Bank’s other benefit plans are generally not funded, with the exception of certain programs in Mexico.
The tables below show the weighted-average actual and target asset allocations for the Bank’s principal plans at October 31, by asset category.

	Pension plans		Other benefit plans
Asset category %	Actual 2025	Actual 2024	Actual 2025	Actual 2024
Cash and cash equivalents	1%	2%	–%	–%
Equity investments
Quoted in an active market	44%	43%	15%	12%
Non quoted	5%	5%	–%	–%
	49%	48%	15%	12%
Fixed income investments
Quoted in an active market	6%	10%	83%	87%
Non quoted	33%	29%	–%	–%
	39%	39%	83%	87%
Property
Quoted in an active market	–%	–%	2%	1%
Non quoted	1%	1%	–%	–%
	1%	1%	2%	1%
Other
Quoted in an active market	–%	–%	–%	–%
Non quoted	10%	10%	–%	–%
	10%	10%	–%	–%
Total	100%	100%	100%	100%

Target asset allocation at October 31, 2025 Asset category %	Pension plans	Other benefit plans
Cash and cash equivalents	–%	–%
Equity investments	41%	15%
Fixed income investments	44%	83%
Property	1%	2%
Other	14%	–%
Total	100%	100%

2025 Scotiabank Annual Report
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Consolidated Financial Statements

28	Operating Segments
The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. The Bank’s other smaller business segments and corporate adjustments are included in the Other segment. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3.
The Bank analyzes revenue on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income to an equivalent before tax basis. It also grosses up net income from associated corporations to normalize the effective tax rate in the business lines. Corresponding increases are made to the income tax expense; hence, there is no impact on the segment’s net income. The elimination of the TEB gross-up
is recorded in the Other segment; hence, there is no impact on the consolidated results.
Effective January 1, 2024, in line with the provisions of Bill C-59, the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property, which resulted in a lower TEB gross-up.
Changes in business line allocation methodology
Effective the first quarter of 2025, the Bank made voluntary changes to its allocation methodology impacting business segment presentation. The new methodology includes updates related to the Bank’s funds transfer pricing, head office expense allocations, and allocations between business segments. Prior period results for each segment have been revised to conform with the current period’s methodology. Further details on the changes are as follows:

1.
Funds transfer pricing methodology was updated, primarily related to the allocation of substantially all liquidity costs to the business lines, reflecting the Bank’s strategic objective to maintain higher liquidity ratios.

2.
Periodically, the Bank updates its allocation methodologies. This includes a comprehensive update to the allocation of head office expenses across countries within International Banking, updates to the allocation of clients and associated revenue, expenses, and balances between International Banking, Global Banking and Markets, and Global Wealth Management to align with the strategy, as well as updates to the allocation of head office expenses and income taxes from the Other segment to the business segments.

3.
To be consistent with the reporting of Scotiabank’s recent minority investment in KeyCorp, the Bank has also made changes to the reporting of certain minority investments in International Banking (Bank of Xi’an) and Global Wealth Management (Bank of Beijing Scotia Asset Management) which are
now reported in the Other segment.

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

For the year ended October 31, 2025
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (1)	Total
Net interest income (2)	$10,484	$8,866	$1,025	$1,400	$(253)	$21,522
Non-interest income (3)(4)	2,941	3,177	5,403	4,766	(68)	16,219
Total revenues	13,425	12,043	6,428	6,166	(321)	37,741
Provision for credit losses	2,293	2,309	14	97	1	4,714
Depreciation and amortization	552	483	189	259	121	1,604
Other non-interest expenses	5,853	5,681	3,955	3,304	2,121	20,914
Income tax expense	1,302	781	590	585	(507)	2,751
Net income	$3,425	$2,789	$1,680	$1,921	$(2,057)	$7,758
Net income attributable to non-controlling interests in subsidiaries	–	158	10	(1)	(198)	(31)
Net income attributable to equity holders of the Bank	$3,425	$2,631	$1,670	$1,922	$(1,859)	$7,789
Average assets ($ billions)	463	227	38	509	228	1,465
Average liabilities ($ billions)	382	175	48	520	254	1,379

(1)	Includes all other smaller operating segments and corporate adjustments.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)
Includes net income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $19; International Banking – $152; Global Banking and Markets – $1; and Other – $436.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

For the year ended October 31, 2024
Taxable equivalent basis ($ millions)	Canadian Banking (1)	International Banking (1)	Global Wealth Management (1)	Global Banking and Markets (1)	Other (1)(2)	Total
Net interest income (3)	$10,185	$8,867	$786	$1,102	$(1,688)	$19,252
Non-interest income (4)(5)	2,848	2,999	4,803	3,959	(191)	14,418
Total revenues	13,033	11,866	5,589	5,061	(1,879)	33,670
Provision for credit losses	1,691	2,285	27	47	1	4,051
Depreciation and amortization (6)	568	568	187	258	179	1,760
Other non-interest expenses	5,557	5,602	3,468	2,864	444	17,935
Income tax expense	1,440	705	479	414	(1,006)	2,032
Net income	$3,777	$2,706	$1,428	$1,478	$(1,497)	$7,892
Net income attributable to non-controlling interests in subsidiaries	–	125	10	–	(1)	134
Net income attributable to equity holders of the Bank	$3,777	$2,581	$1,418	$1,478	$(1,496)	$7,758
Average assets ($ billions)	449	231	35	495	209	1,419
Average liabilities ($ billions)	389	179	41	475	254	1,338

(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology.

(2)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes for the year ended October 31, 2024 amounting to $55 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(5)	Includes net income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $(9); International Banking – $130; and Other – $77.
(6)	Includes impairment charge on software and other intangible assets in the Other segment.
Geographical segmentation
The following table summarizes the Bank’s financial results by geographic region.

For the year ended October 31, 2025 ($ millions)	Canada	United States	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other International	Total
Net interest income	$11,378	$799	$2,405	$1,334	$1,993	$717	$1,931	$965	$21,522
Non-interest income (1)	9,352	2,165	1,014	588	571	479	1,295	755	16,219
Total revenues (2)	20,730	2,964	3,419	1,922	2,564	1,196	3,226	1,720	37,741
Provision for credit losses	2,338	67	552	368	748	378	196	67	4,714
Non-interest expenses	13,660	1,591	1,822	885	1,168	750	1,508	1,134	22,518
Income tax expense	1,532	189	264	126	79	38	450	73	2,751
Net income	3,200	1,117	781	543	569	30	1,072	446	7,758
Net income attributable to non-controlling interests in subsidiaries	(200)	–	23	7	7	9	123	–	(31)
Net income attributable to equity holders of the Bank	$3,400	$1,117	$758	$536	$562	$21	$949	$446	$7,789
Total average assets ($ billions)	$899	$237	$60	$29	$55	$14	$38	$133	$1,465
Total average liabilities ($billions)	$889	$187	$55	$22	$50	$14	$35	$127	$1,379

(1)
Includes net income from investments in associated corporations for Canada – $(12), United States – $362, Mexico – $9, Peru – $4, Chile – $7, Caribbean and Central America – $132, and Other International – $106.

(2)	Revenues are attributed to countries based on where services are performed or assets are recorded.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

For the year ended October 31, 2024 (1) ($ millions)	Canada	United States	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other International	Total
Net interest income	$9,207	$664	$2,397	$1,422	$2,020	$690	$1,842	$1,010	$19,252
Non-interest income (2)	8,535	1,578	1,032	546	455	486	1,180	606	14,418
Total revenues (3)	17,742	2,242	3,429	1,968	2,475	1,176	3,022	1,616	33,670
Provision for credit losses	1,701	28	380	501	626	561	150	104	4,051
Non-interest expenses	11,207	1,309	1,867	869	1,143	794	1,454	1,052	19,695
Income tax expense	1,002	146	280	140	119	(49)	303	91	2,032
Net income	3,832	759	902	458	587	(130)	1,115	369	7,892
Net income attributable to non-controlling interests in subsidiaries	–	–	24	3	42	(50)	115	–	134
Net income attributable to equity holders of the Bank	$3,832	$759	$878	$455	$545	$(80)	$1,000	$369	$7,758
Total average assets ($ billions)	$874	$218	$64	$27	$56	$14	$35	$131	$1,419
Total average liabilities ($billions)	$854	$189	$59	$21	$53	$14	$32	$116	$1,338

(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology.

(2)	Includes net income from investments in associated corporations for Canada – $(68), Mexico – $11, Peru – $4, Chile – $6, Caribbean and Central America – $109, and Other International – $136.
(3)	Revenues are attributed to countries based on where services are performed or assets are recorded.

29	Related Party Transactions
Compensation of key management personnel of the Bank
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the President and Chief Executive Officer, certain direct reports of the President and Chief Executive Officer and Group Heads.

For the year ended October 31 ($ millions)	2025	2024
Salaries and cash incentives (1)	$28	$25
Equity-based payment (2)	36	29
Pension and other benefits (1)	2	2
Total	$66	$56

(1)	Represents amounts expensed during the year.
(2)	Represents equity-based awards granted during the year.
Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Director’s Share Purchase Plan.
Non-officer
directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Refer to Note 25 for further details of these plans.
Loans and deposits of key management personnel
Loans are currently granted to key management personnel at market terms and conditions.

As at October 31 ($ millions)	2025	2024
Loans	$7	$10
Deposits	2	5
The Bank’s committed credit exposure to companies controlled by directors totaled $263 million as at October 31, 2025 (October 31, 2024 – $267 million), while actual utilized amounts were $186 million (October 31, 2024 – $199 million).
Transactions with associates and joint ventures
In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations on terms similar to those offered to non-related
parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and were recorded as follows:

As at and for the year ended October 31 ($ millions)	2025	2024
Net income / (loss)	$(21)	$(15)
Loans	140	209
Deposits	282	253
Guarantees and commitments	57	46
Scotiabank principal pension plan
The Bank manages assets of $6.4 billion (October 31, 2024 – $6.0 billion) which is a portion of the Scotiabank principal pension plan assets and earned $7.0 million in fees (October 31, 2024 – $6.7 million).

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

30	Principal Subsidiaries and Non-Controlling Interests in Subsidiaries

(a)	Principal subsidiaries (1)
The following table presents certain operating subsidiaries the Bank owns, directly or indirectly. All of these subsidiaries are included in the Bank’s consolidated financial statements.

		Carrying value of shares
As at October 31 ($ millions)	Principal office	2025	2024
Canadian

Scotia Capital Inc.	Toronto, Ontario	$4,694	$4,160
BNS Investments Inc.	Toronto, Ontario	22,545	23,860
1832 Asset Management L.P.	Toronto, Ontario
Montreal Trust Company of Canada	Montreal, Quebec
MD Financial Management Inc.	Ottawa, Ontario	2,939	2,826
Jarislowsky, Fraser Limited	Montreal, Quebec	974	956
Scotia Securities Inc.	Toronto, Ontario	69	73
Tangerine Bank	Toronto, Ontario	3,711	4,154
The Bank of Nova Scotia Trust Company	Toronto, Ontario	764	704
Scotia Mortgage Corporation	Toronto, Ontario	606	843
National Trust Company	Stratford, Ontario	499	408
Roynat Inc.	Calgary, Alberta	785	741
Scotia Dealer Advantage Inc.	Hamilton, Ontario	977	924

International
Scotia Holdings (USA) LLC	New York, New York	7,698	7,654
Scotia Capital (USA) Inc.	New York, New York
Scotia Financing (USA) LLC	New York, New York
Nova Scotia Inversiones Limitada	Santiago, Chile	7,370	7,489
Scotiabank Chile S.A. (99.79%)	Santiago, Chile
Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (97.39%)	Mexico City, Mexico	8,821	6,966
Scotiabank Inverlat, S.A.	Mexico City, Mexico
Scotia Peru Holdings S.A.	Lima, Peru	6,920	5,779
Scotiabank Peru S.A.A. (99.31%)	Lima, Peru
Multiacciones S.A.S. (2)	Bogota, Colombia	424	973
Scotiabank Colpatria, S.A. (56.00%) (2)(3)	Bogota, Colombia
Scotiabank Brasil S.A. Banco Multiplo	Sao Paulo, Brazil	1,142	796
Scotia Uruguay Holdings S.A.	Montevideo, Uruguay	757	681
Scotiabank Uruguay S.A.	Montevideo, Uruguay
Scotiabank Republica Dominicana, S.A. – Banco Multiple (99.80%)	Santo Domingo, Dominican Republic	823	943
Scotiabank Caribbean Holdings Ltd.	Bridgetown, Barbados	1,966	1,608
Scotia Group Jamaica Limited (71.78%)	Kingston, Jamaica
Scotiabank Trinidad and Tobago Limited (50.90%)	Port of Spain, Trinidad and Tobago
Scotiabank (Barbados) Limited	Bridgetown, Barbados	286	237
BNS International (Bahamas) Limited	Nassau, Bahamas	10,612	11,180
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank & Trust (Cayman) Ltd.	Grand Cayman, Cayman Islands
Grupo BNS de Costa Rica, S.A. (2)	San Jose, Costa Rica
Scotiabank (Ireland) Designated Activity Company	Dublin, Ireland

(1)	The Bank (or immediate parent of an entity) owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted.
(2)
In Q1 2025, the Bank entered into an agreement to sell its banking operations in Colombia, Costa Rica and Panama to Davivienda. The transaction was completed on December 1, 2025. Refer to Note 35 for details.

(3)	The Bank made a capital contribution to Scotiabank Colpatria S.A. in May 2025 which increased its ownership interest to 56.00% following the subsequent issuance of additional shares.
Subsidiaries may have a different reporting date from that of the Bank of October 31. Dates may differ for a variety of reasons including local reporting requirements or tax laws. In accordance with the Bank’s accounting policies, for the purpose of inclusion in the consolidated financial statements of the Bank, adjustments are made where significant for subsidiaries with different reporting dates.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

(b)	Non-controlling interests in subsidiaries
The Bank’s significant
non-controlling
interests in subsidiaries are comprised of the following entities:

	As at and for the year ended
			2025		2024
	Non-controlling interest %		Non-controlling interests in subsidiaries	Dividends paid to non-controlling interest	Non-controlling interests in subsidiaries	Dividends paid to non-controlling interest
Scotiabank Chile S.A.	0.20% – 49.10%		$262	$8	$256	$24
Scotiabank Colpatria S.A. (1)	44.00% – 47.00%		323	–	405	–
Scotia Group Jamaica Limited	28.22%		379	14	350	13
Scotiabank Trinidad and Tobago Limited	49.10%		491	51	464	49
Other	0.0005% – 49.35	% (2)	266	9	232	2
Total			$1,721	$82	$1,707	$88

(1)
Non-controlling
interest holders for Scotiabank Colpatria S.A. have a right to sell their holding to the Bank after the end of the 7th anniversary (January 17, 2019) and at subsequent pre-agreed
intervals, into the future, at fair market value that can be settled at the Bank’s discretion, by issuance of common shares or cash.

(2)	Range of non-controlling interest % for other subsidiaries.
Summarized financial information of the Bank’s subsidiaries with significant non-controlling
interests are as follows:

	As at and for the year ended October 31, 2025				As at and for the year ended October 31, 2024
($ millions)	Revenue	Total comprehensive income (loss)	Total assets	Total liabilities	Revenue	Total comprehensive income (loss)	Total assets	Total liabilities
Total	$4,522	$602	$95,993	$84,493	$4,455	$226	$93,051	$82,223

31	Interest Income and Expense

For the year ended October 31 ($ millions)	2025				2024
	Interest income		Interest expense		Interest income		Interest expense
Measured at amortized cost (1)	$50,819		$35,831		$53,966		$42,177
Measured at FVOCI (1)	5,585		–		5,905		–
	56,404		35,831		59,871		42,177
Other	1,198	(2)	249	(3)	1,788	(2)	230	(3)
Total	$57,602		$36,080		$61,659		$42,407

(1)	The interest income/expense on financial assets/liabilities are calculated using the effective interest method.
(2)	Includes dividend income on equity securities.
(3)	Includes interest on lease liabilities of $125 (2024 – $119) and insurance finance expense of $33 (2024 – $30).

32	Earnings Per Share

For the year ended October 31 ($ millions)	2025	2024
Basic earnings per common share
Net income attributable to common shareholders	$7,283	$7,286
Foreign currency loss on redemption of Subordinated Additional Tier 1 Capital Notes (1)	(22)	–
Net income attributable to common shareholders used to calculate basic earnings per common share	7,261	7,286
Weighted average number of common shares outstanding (millions)	1,244	1,226
Basic earnings per common share (2) (in dollars)	$5.84	$5.94
Diluted earnings per common share
Net income attributable to common shareholders used to calculate basic earnings per common share	$7,261	$7,286
Dilutive impact of share-based payment options and others (3)	(181)	(49)
Net income attributable to common shareholders (diluted)	$7,080	$7,237
Weighted average number of common shares outstanding (millions)	1,244	1,226
Dilutive impact of share-based payment options and others (3) (millions)	4	6
Weighted average number of diluted common shares outstanding (millions)	1,248	1,232
Diluted earnings per common share (2) (in dollars)	$5.67	$5.87

(1)	Refer to Note 23 (b) for further details on the redemption of the equity instrument.
(2)	Earnings per share calculations are based on full dollar and share amounts.
(3)	Certain options were not included in the calculation of diluted earnings per share as they were anti-dilutive.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

33	Guarantees, Commitments and Pledged Assets

(a)	Guarantees
The Bank enters into various types of guarantees and indemnifications in the normal course of business. Guarantees represent an undertaking to another party to make a payment to that party when certain specified events occur. The various guarantees and indemnifications that the Bank provides with respect to its customers and other third parties are presented below:

	2025	2024
As at October 31 ($ millions)	Maximum potential amount of future payments (1)	Maximum potential amount of future payments (1)
Standby letters of credit and letters of guarantee	$86,016	$62,966
Liquidity facilities	8,611	7,665
Indemnifications	95	791

(1)
The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank’s expected losses from these arrangements.

(i)	Standby letters of credit and letters of guarantee
Standby letters of credit and letters of guarantee are irrevocable undertakings by the Bank on behalf of a customer, to make payments to a third party in the event that the customer is unable to meet its obligations to the third party. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees are generally the same as for loans.

(ii)	Liquidity facilities
The Bank’s backstop liquidity facilities are committed liquidity and provided to asset-backed commercial paper conduits, administered by the Bank. These facilities generally provide an alternative source of financing in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. These facilities generally have a term of up to three years.

(iii)	Indemnifications
In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, director / officer contracts, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. The Bank cannot estimate the maximum potential future amount that may be payable. The Bank has not made any significant payments under such indemnifications.

(b)	Other indirect commitments
In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Statement of Financial Position. These may include:

•	Commercial letters of credit which require the Bank to honour drafts presented by a third-party when specific activities are completed;
•	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;
•
Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times. The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained; and

•	Security purchase commitments which require the Bank to fund future investments.
These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.
The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Statement of Financial Position.

As at October 31 ($ millions)	2025	2024
Commercial letters of credit	$836	$1,049
Commitments to extend credit (1)	275,504	272,793
Securities lending	78,548	58,477
Securities purchase and other commitments	821	844
Total	$355,709	$333,163

(1)	Includes liquidity facilities, and excludes commitments which are unconditionally cancellable at the Bank’s discretion at any time.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

(c)	Assets pledged and repurchase agreements
In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. The carrying value of pledged assets and details of related activities are shown below.

As at October 31 ($ millions)	2025	2024
Assets pledged to:
Bank of Canada (1)	$274	$229
Foreign governments and central banks (1)	2,066	2,020
Clearing systems, payment systems and depositories (1)	2,200	2,460
Assets pledged in relation to exchange-traded derivative transactions	5,715	5,334
Assets pledged in relation to over-the-counter derivative transactions	33,785	25,487
Assets pledged as collateral related to securities borrowing and lending	195,208	149,669
Assets pledged in relation to covered bond program (Note 14) (2)	44,832	47,560
Assets pledged in relation to other securitization programs (Note 14)	8,045	4,022
Assets pledged under CMHC programs (Note 13)	15,627	18,392
Other	424	228
Total assets pledged	$308,176	$255,401
Obligations related to securities sold under repurchase agreements	174,010	174,335
Total (3)	$482,186	$429,736

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or pledged to have access to the facilities of central banks in foreign jurisdictions.
(2)	Excludes mortgages related to covered bonds held by the Bank or used for securities lending transactions.
(3)	Includes assets that have been received from counterparties through normal course of business in securities financing and derivative transactions.

(d)	Other executory contracts
Effective July 2018, the Bank has entered into an $800 million contract for naming rights of an arena for 20 years.
The Bank and its subsidiaries have also entered into other long-term executory contracts, relating to outsourced services. The significant outsourcing arrangements have variable pricing based on utilization and are cancellable with notice.

34	Financial Instruments – Risk Management
The Bank’s risk management framework to monitor, evaluate, measure and manage risks is disclosed in Management’s Discussion and Analysis (MD&A). These disclosures are incorporated by cross-reference in the Consolidated Financial Statements as permitted under IFRS 7, Financial Instruments: Disclosures. The grey shaded text and tables marked with an asterisk (*) in the “Group Financial Condition” and “Risk Management” sections of the MD&A form an integral part of the 2025 Consolidated Financial Statements.
The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2025:

•
extensive risk management policies define the Bank’s risk appetite, set the limits and controls within which the Bank and its subsidiaries can operate, and reflect the requirements of regulatory authorities. Risk appetite is approved by the Bank’s Board of Directors, either directly or through the Risk Committee of the Board (the Board);

•	guidelines are developed to clarify risk limits and conditions under which the Bank’s risk policies are implemented;
•	processes are implemented to identify, evaluate, document, report and control risk. Standards define the breadth and quality of information required to make a decision; and
•	compliance with risk policies, limits and guidelines is measured, monitored and reported to ensure consistency against defined goals.
Further details on the fair value of financial instruments and how these amounts were determined are provided in Note 6. Note 9 provides details on the terms and conditions of the Bank’s derivative financial instruments including notional amounts, remaining term to maturity, credit risk, and fair values of derivatives used in trading and hedging activities.

(a)	Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. The Bank’s Credit Risk Appetite and Credit Risk Policy are developed by its Global Risk Management (GRM) department and limits are reviewed and approved by the Board on an annual and biennial basis, respectively. The Credit Risk Appetite defines target markets and risk tolerances that are developed at an all-Bank
level, and then further refined at the business line level. The objectives of the Credit Risk Appetite are to ensure that, for the Bank, including the individual business lines:

•	target markets and product offerings are well defined;
•	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and
•	transactions, including origination, syndication, loan sales and hedging, are managed in a manner to ensure the goals for the overall portfolio are met.
The Credit Risk Policy sets out, among other things, the credit risk rating systems and associated parameter estimates, the delegation of authority for granting credit, and the calculation of allowance for credit losses. It forms an integral part of enterprise-wide policies and procedures that encompass governance, risk management and control structure.
The Bank’s credit risk rating systems are designed to support the determination of key credit risk parameter estimates which measure credit and transaction risk. For non-retail
exposures, parameters are associated with each credit facility through the assignment of borrower and facility ratings. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities’ structural and collateral-related elements. For retail portfolios, product specific models assign accounts into homogeneous segments using internal and external borrower/facility-level credit experience. This process provides for a meaningful differentiation of risk and allows for appropriate and consistent estimation of loss characteristics at the model and segment level. Further details on credit risk relating to derivatives are provided in Note 9(c).

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

(i)	Credit risk exposures
Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank i.e., exposures subject to credit risk capital. The Bank uses the Internal Ratings Based approach (IRB) for all material Canadian, U.S., European portfolios, and for a significant portion of all international corporate and commercial portfolios. Under the Advanced Internal Ratings Based (AIRB) approach, the Bank uses internal risk parameter estimates, based on historical experience and appropriate margin of conservatism, for probability of default (PD), loss given default (LGD) and exposure at default (EAD). Under Basel III rules, there are IRB requirements for internally developed model parameters under AIRB, including scope restrictions which limit certain asset classes to only the Foundation Internal Ratings Based (FIRB) approach. For those asset classes (e.g. Large Corporates, Banks, etc.) the FIRB approach utilizes the Bank’s internally modeled PD parameters combined with internationally prescribed LGD and EAD parameters. The remaining portfolios, including other individual portfolios, are treated under the standardized approach.
Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework either based on credit assessments by external rating agencies or based on the counterparty/exposure type for non-retail
exposures and product type for retail exposures. The external ratings the Bank uses are issued by S&P, Fitch and/or DBRS specifically for the Bank’s exposures (i.e. issue specific ratings) if available, otherwise issuer ratings are used following OSFI’s CAR guidelines requirements. Standardized risk weights also take into account other factors such as specific provisions for defaulted exposures, eligible collateral, and loan-to-value
for real estate secured retail exposures.

As at October 31 ($ millions)	2025				2024
	Exposure at default (1)
Category	Drawn (2)	Undrawn commitments	Other exposures (3)	Total	Total
By counterparty type
Non-retail
IRB portfolio
Corporate	$189,918	$71,341	$113,508	$374,767	$357,600
Bank	12,924	12,253	23,194	48,371	56,648
Sovereign	240,416	3,487	11,086	254,989	258,858
	443,258	87,081	147,788	678,127	673,106
Standardized portfolio
Corporate	49,395	4,901	23,786	78,082	65,375
Bank	1,609	69	141	1,819	3,213
Sovereign	24,372	523	243	25,138	24,320
	75,376	5,493	24,170	105,039	92,908
Total non-retail	$518,634	$92,574	$171,958	$783,166	$766,014
Retail
IRB portfolio
Real estate secured	$267,856	$60,485	$–	$328,341	$306,395
Qualifying revolving	18,710	63,595	–	82,305	67,585
Other retail	27,670	4,624	–	32,294	38,665
	314,236	128,704	–	442,940	412,645
Standardized portfolio
Real estate secured	67,179	102	–	67,281	63,572
Other retail	52,552	10,313	76	62,941	63,214
	119,731	10,415	76	130,222	126,786
Total retail	$433,967	$139,119	$76	$573,162	$539,431
Total	$952,601	$231,693	$172,034	$1,356,328	$1,305,445
By geography (4)
Canada	$587,309	$175,314	$49,503	$812,126	$783,178
United States	137,005	31,646	83,209	251,860	238,201
Chile	54,340	4,645	3,588	62,573	60,179
Mexico	52,283	3,901	3,183	59,367	58,439
Peru	29,386	2,187	2,194	33,767	32,609
Colombia	15,435	1,777	941	18,153	15,015
Other International
Europe	17,423	6,241	22,195	45,859	38,776
Caribbean	32,841	2,152	1,250	36,243	36,170
Latin America (other)	15,218	948	1,080	17,246	17,742
All other	11,361	2,882	4,891	19,134	25,136
Total	$952,601	$231,693	$172,034	$1,356,328	$1,305,445

(1)
Exposure at default is presented after credit risk mitigation. Exposures exclude equity securities and other assets. Portfolios under the Standardized Approach are reported net of specific allowances for credit losses and net of collateral amounts treated under the Comprehensive Approach.

(2)
Non-retail
drawn includes loans, acceptances, deposits with financial institutions and FVOCI debt securities. Retail drawn includes residential mortgages, credit cards, lines of credit, other personal loans and small business treated as other regulatory retail.

(3)
Other exposures include
off-balance
sheet lending instruments such as letters of credit, letters of guarantees, securitizations, derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements, securities lending and securities borrowing), net of related collateral.

(4)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

Consolidated Statement of Financial Position asset categories cross-referenced to credit risk exposures
The table below provides mapping of
on-balance
sheet asset categories that are included in the various Basel III exposure categories as presented in the credit ris
k
 exposure summary table of these consolidated financial statements. In addition, it also provides other exposures which are subject to market risk and/or other assets which are not subject to market and credit risk with a reconciliation to the Consolidated Statement of Financial Position. The Bank calculates market risk capital based on the Standardized Approach under the Fundamental Review of the Trading Book (FRTB) framework, including its Trading vs. Banking boundary requirements. The credit risk exposures on certain assets such as cash, precious metals, investment securities (equities) and other assets are not included in the credit risk exposure summary table. Also excluded from the credit risk exposures are certain trading assets and all assets of the Bank’s insurance subsidiaries.

	Credit Risk Exposures						Other Exposures
	Drawn		Other Exposures				Market Risk Exposures
As at October 31, 2025 ($ millions)	Non-retail	Retail	Securitization	Repo-style Transactions	Derivative Financial Instruments	Equity	Also subject to Credit Risk		All Other (1)	Total
Cash and deposits with financial institutions	$62,171	$–	$–	$–	$–	$–	$–	$–	$3,796	$65,967
Precious metals	–	–	–	–	–	–	–	5,156	–	5,156
Trading assets
Securities	103	–	–	–	–	–	–	140,741	–	140,844
Loans	1,641	–	–	–	–	–	744	6,846	–	8,487
Other	–	–	–	–	–	–	–	2,892	–	2,892
Financial assets designated at fair value through profit or loss	–	–	–	–	–	–	–	–	–	–
Securities purchased under resale agreements and securities borrowed	–	–	–	203,008	–	–	–	–	–	203,008
Derivative financial instruments	–	–	–	–	46,531	–	42,120	–	–	46,531
Investment securities	146,457	–	–	–	–	2,258	–	–	1,233	149,948
Loans:
Residential mortgages (2)	58,663	311,413	–	–	–	–	–	–	115	370,191
Personal loans	5,940	95,171	9,456	–	–	–	–	–	–	110,567
Credit cards	–	14,585	313	–	–	–	–	–	3,147	18,045
Business & government	239,898	13,170	25,846	–	–	–	–	–	791	279,705
Allowances for credit losses (3)	(465)	(1,234)	–	–	–	–	–	–	(5,764)	(7,463)
Customers’ liability under acceptances	177	–	–	–	–	–	–	–	–	177
Property and equipment	–	–	–	–	–	–	–	–	4,881	4,881
Investment in associates	–	–	–	–	–	65	–	–	6,252	6,317
Goodwill and other intangibles assets	–	–	–	–	–	–	–	–	16,169	16,169
Other (including Deferred tax assets)	6,210	1,154	–	436	–	–	–	403	30,417	38,620

Total	$520,795	$434,259	$35,615	$203,444	$46,531	$2,323	$42,864	$156,038	$61,037	$1,460,042

(1)	Includes the Bank’s insurance subsidiaries’ assets and all other assets which are not subject to credit and market risks.
(2)	Includes $52.8 billion in mortgages guaranteed by Canada Mortgage Housing Corporation and federally backed privately insured mortgages.
(3)	Amounts for IRB exposures are reported gross of allowances and amounts for standardized exposures are reported net of allowances.

	Credit Risk Exposures						Other Exposures
	Drawn		Other Exposures				Market Risk Exposures
As at October 31, 2024 ($ millions)	Non-retail	Retail	Securitization	Repo-style Transactions	Derivative Financial Instruments	Equity	Also subject to Credit Risk		All Other (1)	Total
Cash and deposits with financial institutions	$60,501	$–	$–	$–	$–	$–	$–	$–	$3,359	$63,860
Precious metals	–	–	–	–	–	–	–	2,540	–	2,540
Trading assets
Securities	331	–	–	–	–	–	–	119,581	–	119,912
Loans	933	–	–	–	–	–	569	6,716	–	7,649
Other	–	–	–	–	–	–	–	2,166	–	2,166
Financial assets designated at fair value through profit or loss	–	–	–	–	–	–	–	–	–	–
Securities purchased under resale agreements and securities borrowed	–	–	–	200,543	–	–	–	–	–	200,543
Derivative financial instruments	–	–	–	–	44,379	–	39,736	–	–	44,379
Investment securities	147,607	–	–	–	–	5,008	–	–	217	152,832
Loans:
Residential mortgages (2)	61,467	289,358	–	–	–	–	–	–	116	350,941
Personal loans	711	101,821	3,847	–	–	–	–	–	–	106,379
Credit cards	–	13,892	162	–	–	–	–	–	3,320	17,374
Business & government	261,903	12,904	17,627	–	–	–	–	–	237	292,671
Allowances for credit losses (3)	(363)	(1,170)	–	–	–	–	–	–	(5,003)	(6,536)
Customers’ liability under acceptances	149	–	–	–	–	–	–	–	(1)	148
Property and equipment	–	–	–	–	–	–	–	–	5,252	5,252
Investment in associates	–	–	–	–	–	62	–	–	1,759	1,821
Goodwill and other intangibles assets	–	–	–	–	–	–	–	–	16,853	16,853
Other (including Deferred tax assets)	5,968	1,220	–	343	–	–	–	448	25,264	33,243

Total	$539,207	$418,025	$21,636	$200,886	$44,379	$5,070	$40,305	$131,451	$51,373	$1,412,027

(1)	Includes the Bank’s insurance subsidiaries’ assets and all other assets which are not subject to credit and market risks.
(2)	Includes $56.3 billion in mortgages guaranteed by Canada Mortgage Housing Corporation and federally backed privately insured mortgages.
(3)	Amounts for IRB exposures are reported gross of allowances and amounts for standardized exposures are reported net of allowances.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

(ii)	Credit quality of non-retail exposures
Credit decisions are made based upon an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: the borrower’s management; the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; and geopolitical risk. Banking units and Global Risk Management also review the credit quality of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio.
The Bank’s
non-retail
portfolio is well diversified by industry. As at October 31, 2025, and October 31, 2024, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2024.
Internal grades (IG) are used to differentiate the risk of default of a borrower. The following table cross references the Bank’s internal borrower grades with equivalent ratings categories utilized by external rating agencies:

Cross referencing of internal ratings to external ratings (1)
Equivalent External Rating
S&P and Fitch	Moody’s	Morningstar DBRS	Internal Grade	Internal Grade Code	PD Range (2)
AAA to AA+	Aaa to Aa1	AAA to AA (high)		99 – 98	0.0000% – 0.0565%
AA to A+	Aa2 to A1	AA to A (high)		95	0.0565% – 0.0693%
A to A-	A2 to A3	A to A (low)	Investment grade	90	0.0693% – 0.0833%
BBB+	Baa1	BBB (high)		87	0.0833% – 0.1243%
BBB	Baa2	BBB		85	0.1243% – 0.1976%
BBB-	Baa3	BBB (low)		83	0.1976% – 0.2743%
BB+	Ba1	BB (high)		80	0.2743% – 0.3806%
BB	Ba2	BB		77	0.3806% – 0.7061%
BB-	Ba3	BB (low)	Non-Investment grade	75	0.7061% – 1.4290%
B+	B1	B (high)		73	1.4290% – 2.4715%
B to B-	B2 to B3	B to B (low)		70	2.4715% – 6.2065%
CCC+	Caa1	–		65	6.2065% – 15.9382%
CCC	Caa2	–	Watch list	60	15.9382% – 28.5499%
CCC- to CC	Caa3 to Ca	–		40	28.5499% – 48.3748%
–	–	–		30	48.3748% – 100.0000%
Default			Default	21	100%

(1)	Applies to non-retail portfolio.
(2)	PD Ranges as at October 31, 2025. The Range does not include the upper boundary for the row.
Non-retail
IRB portfolio
The credit quality of the
non-retail
IRB portfolio, expressed in terms of risk categories of borrower internal grades is shown in the table below:

		2025				2024
		Exposure at Default (1)
As at October 31 ($ millions) Category of internal grades	IG Code	Drawn	Undrawn commitments	Other exposures (2)	Total	Total
Investment grade	99 – 98	$144,086	$1,557	$39,788	$185,431	$174,122
	95	36,203	13,422	30,882	80,507	71,282
	90	15,314	12,067	28,875	56,256	49,596
	87	26,472	13,771	16,458	56,701	63,699
	85	25,166	10,987	8,758	44,911	49,980
	83	43,384	11,155	5,924	60,463	69,342
Non-Investment grade	80	39,476	10,262	5,810	55,548	54,770
	77	25,637	6,542	4,824	37,003	40,729
	75	20,174	4,373	4,556	29,103	27,324
	73	7,913	1,464	756	10,133	10,140
	70	4,137	1,216	707	6,060	3,791
Watch list	65	907	60	43	1,010	1,592
	60	876	109	171	1,156	986
	40	910	75	134	1,119	889
	30	276	9	2	287	232
Default	21	1,482	12	100	1,594	1,313
Total		$392,413	$87,081	$147,788	$627,282	$619,787
Government guaranteed residential mortgages (3)		50,845	–	–	50,845	53,319
Total		$443,258	$87,081	$147,788	$678,127	$673,106

(1)	After credit risk mitigation.
(2)
Includes
off-balance
sheet lending instruments such as letters of credit, letters of guarantees, securitizations, derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements and securities lending and borrowing), net of related collateral.

(3)	These exposures are classified as sovereign exposures and are included in the non-retail category.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

Non-retail
standardized portfolio
The
non-retail
standardized portfolio relies on external credit ratings (e.g. S&P, Fitch, Morningstar DBRS, etc.) of the borrower, if available, to compute regulatory capital for credit risk. Exposures are risk weighted based on prescribed percentages and a mapping process as defined within OSFI’s Capital Adequacy Requirements Guideline.
Non-retail
standardized portfolio as at October 31, 2025 comprised of drawn, undrawn and other exposures to corporate, bank and sovereign counterparties amounted to $105 billion (October 31, 2024 – $93 billion). Within this portfolio, the majority of Corporate/Commercial exposures are to unrated counterparties, mainly in Canada, U.S., Mexico, Chile, Peru and Colombia.

(iii)	Credit quality of retail exposures
The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of October 31, 2025, 23% of the Canadian banking residential mortgage portfolio is insured and the average loan-to-value
ratio of the uninsured portion of the portfolio is 54%.
Retail AIRB portfolio
The data in the table below provides a distribution of the retail AIRB exposures within each PD range by asset class:

As at October 31 ($ millions)	2025						2024
	Exposure at default (1)
		Real estate secured
Category of (PD) grades	PD range	Mortgages	HELOC	Qualifying revolving	Other retail	Total	Total
Exceptionally Low	0.0000% – 0.0500%	$89,983	$57,130	$15,921	$792	$163,826	$145,243
Very Low	0.0501% – 0.1999%	95,370	19,900	36,811	5,792	157,873	148,919
Low	0.2000% – 0.9999%	43,971	–	14,536	16,932	75,439	79,011
Medium Low	1.0000% – 2.9999%	11,436	5,509	9,715	4,803	31,463	25,478
Medium	3.0000% – 9.9999%	7	–	2,719	2,683	5,409	7,524
High	10.0000% – 19.9999%	3,177	938	1,690	614	6,419	3,232
Extremely High	20.0000% – 99.9999%	2	–	785	511	1,298	2,263
Default	100%	791	127	128	167	1,213	975
Total		$244,737	$83,604	$82,305	$32,294	$442,940	$412,645

(1)	After credit risk mitigation.
Retail standardized portfolio
The retail standardized portfolio of $130 billion as at October 31, 2025 (2024 – $127 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Latin American and Caribbean region. Of the total retail standardized exposures, $67 billion (2024 – $64 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value
ratio of below 80%.

(iv)	Collateral
Collateral held
In the normal course of business, to reduce its exposure to counterparty credit risk, the Bank receives collateral for capital markets related activities. The following are examples of the terms and conditions customary to collateral for these types of transactions:

•	The risks and rewards of the pledged assets reside with the pledgor.
•	Additional collateral is required when the market value of the transaction exceeds thresholds agreed upon with the pledgor.
•	The Bank is normally permitted to sell or repledge the collateral it receives, although this right is specific to each agreement under which the collateral is pledged.
•
Upon satisfaction of the obligation, the Bank must return the pledged assets, unless the Bank has the right to sell or repledge the collateral it receives, in which case the Bank must return comparable collateral to the pledgor.

As at October 31, 2025, the approximate market value of cash and securities collateral accepted that may be sold or repledged by the Bank was $409 billion (2024 – $359 billion). This collateral is held primarily in connection with reverse repurchase agreements, margin loans, securities lending and derivative transactions. The Bank also borrows securities under standard securities borrowing agreements that it is able to re-pledge.
Including these borrowed securities, the approximate market value of securities collateral accepted that may be sold or re-pledged
was $350 billion (2024 – $300 billion), of which approximately $67 billion was not sold or re-pledged
(2024 – $60 billion).
Collateral pledged
In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Note 33(c) details the nature and extent of the Bank’s asset pledging activities. Asset pledging transactions are conducted under terms that are common and customary to standard derivative, securities financing, and other borrowing activities. Standard risk management controls are applied with respect to asset pledging.
Assets acquired in exchange for loans
The carrying value of assets acquired in exchange for loans as at October 31, 2025 was $221 million (2024 – $312 million) mainly comprised of real estate and was classified as either held for sale or held for use as appropriate.

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 2025 Scotiabank Annual Report

Consolidated Financial Statements

(b)	Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Our liquidity risk management framework and key risk measures are disclosed in the gray-shaded text and tables marked with an asterisk (*) in the “Risk Management” section of the MD&A.

(c)	Market risk
Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations between them, and their levels of volatility. Our market risk management framework and
k
ey risk measures are disclosed in the gray-shaded text and tables marked with an asterisk (*) in the “Risk Management” section of the MD&A.

35	Acquisitions and Divestitures
Acquisitions
Acquisition completed impacting the current year
KeyCorp
On December 27, 2024, the Bank completed its acquisition of an approximate ownership interest of 14.9% or 163 million shares in KeyCorp. The acquisition was completed in two stages – an initial investment of 4.9% (Initial Investment) on August 30, 2024, and an additional investment of approximately 10% (Additional Investment) on December 27, 2024. The acquisition was completed through all-cash
purchases of newly issued voting common shares, at a fixed price of U.S.$17.17 per share, resulting in total cash consideration paid of approximately U.S.$2.8 billion

($4.1 billion). Following completion of the Additional Investment, the Bank designated two individuals to serve on KeyCorp’s Board of Directors.
Effective December 27, 2024, the combined 14.9% investment was accounted for as an investment in associate as the Bank has significant influence over KeyCorp as defined under IFRS, given its board representation and ownership interest. The Initial Investment of 4.9% previously accounted for at fair value through other comprehensive income was derecognized and included in the cost base of the investment in associate. The difference between the fixed transaction price and the quoted share price of KeyCorp on the date of Additional Investment (U.S.$17.20) was recognized as a gain in non-interest
income – other, with a corresponding increase in the carrying value of the investment in associate. The carrying amount of the investment in associate upon closing was U.S.$2.8 billion ($4.1 billion), and represents the Bank’s share of KeyCorp’s net assets, adjusted for goodwill and other intangibles. The total impact to the Bank’s common equity Tier 1 (CET1) ratio from the transaction was a decrease of approximately 49 basis points.
For the three and twelve months ended October 31, 2025, $117 million ($111 million after-tax)
and $362 million ($338 million
after-tax),
respectively, was recorded in net income from investments in associated corporations, representing the Bank’s share of KeyCorp’s financial results.
Divestitures
Divestiture announced that is expected to close in a future period
Sale of banking operations in Colombia, Costa Rica and Panama
On January 6, 2025, the Bank entered into an agreement with Davivienda to sell it
s banking operations in Colombia, Costa Rica and Panama in exchange for an approximately 20% ownership stake in the newly combined entity of Davivienda. The Bank’s ownership will consist of 14.99% voting common shares and the remainder in non-voting
preferred shares. At the closing date, the Bank will have the right to designate individuals to serve on the Board of Directors of Davivienda’s combined operations commensurate with its ownership stake. This investment will be accounted for as an investment in associate, as the Bank will have significant influence.
On the date of the agreement, the Bank’s operations that are part of this transaction were classified as held for sale in accordance with IFRS 5 and an impairment loss of $1,362 million ($1,355 million after-tax)
was recorded in
non-interest
expenses – other within the Other operating segment, representing the write-down of goodwill ($589 million), intangibles ($151 million), property and equipment ($290 million) and the remaining in other assets.
As of October 31, 2025, the Bank has recognized a total impairment loss of $1,422 million in non-interest expense and a credit of $45 million in non-interest income (collectively $1,342 million after-tax). The loss was recorded in Other operating segment. The held for sale operations included total assets of $
24 billion and total liabilities of $22 billion, consisting primarily of loans and deposits, and the total
cumulative foreign currency translation losses, net of hedges was $249 million. Upon closing, total assets and liabilities will be derecognized. Any resulting gains/loss and the total cumulative foreign currency translation reserve, net of hedges at the closing date related to these operations will be recorded in the
C
onsolidated
S
tatement of
I
ncome.
The total impact of the transaction to the Bank’s CET1 capital ratio was a decrease of approximately 13 basis points as of October 31, 2025.
Closed divestitures impacting the current fiscal year
CrediScotia Financiera
On February 28, 2025, the Bank completed the sale of CrediScotia Financiera S.A. (CrediScotia), a wholly-owned consumer finance subsidiary in Peru, to Banco Santander S.A. (Espana), upon receiving regulatory approvals and satisfying closing conditions.
Upon closing, assets and liabilities of $985 million and $726 million, respectively, in relation to this business were derecognized. A total loss of $102 million after-tax
has been recognized and recorded in the Other Segment for this transaction, of which $12 million after-tax
was recorded in 2025 and $90 million was recorded in 2024. The amount recognized in 2025 was recognized in non-interest
income – other. The closing of the transaction increased the Bank’s CET1 capital ratio by approximately three basis points.

2025 Scotiabank Annual Report
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Consolidated Financial Statements

36	Event s after the Consolidated Statement of Financial Position date
Sale of banking operations in Colombia, Costa Rica and Panama
On December 1, 2025, the Bank completed the sale of
it
s banking operations in Colombia, Costa Rica and Panama to Davivienda Group in exchange for an approximately 20% ownership stake in the newly combined entity of Davivienda, upon receiving all regulatory approvals and satisfying all customary closing conditions.
Following this date, the investment in Davivienda Group will be accounted for as an investment in associate as the Bank has significant influence. Additionally, all assets and liabilities in relation to the Bank’s operations will be derecognized
and the Bank is expected to record a loss in Q1 2026 of approximately $300 million after-tax in the Other segment, primarily relating to the release of cumulative foreign currency translation losses, net of hedges.

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 2025 Scotiabank Annual Report